EXHIBIT 99.1

Kupol Mine
Russian Federation
NI 43-101 Technical Report

Prepared for:
Kinross Gold Corporation

Prepared by:
Robert D. Henderson, P. Eng.

Effective Date: 09 May 2011

Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

C o n t e n t s

1.0	SUMMARY			1-1

2.0	INTRODUCTION			2-1
	2.1	Qualified Persons		2-2
	2.2	Information Sources		2-2
	2.3	Effective Dates		2-2
	2.4	Previous Technical Reports		2-3
	2.5	Technical Report Sections and Required Items under NI 43-101		2-3

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Tenure History		4-1
	4.3	Property and Title in the Russian Federation		4-1
		4.3.1	Mineral Tenure	4-1
		4.3.2	Surface Rights	4-4
		4.3.3	Water Rights	4-4
		4.3.4	Environmental	4-5
	4.4	Project Agreements		4-6
	4.5	Project Tenure		4-6
		4.5.1	Kupol License	4-6
		4.5.2	Satellite Properties	4-6
	4.6	Project Surface Rights		4-8
	4.7	Royalties		4-8
	4.8	Permits		4-8
	4.9	Environmental		4-9

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-2
	5.3	Local Resources and Infrastructure		5-2
	5.4	Physiography		5-3

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-2
	7.3	Kupol Deposit		7-2
		7.3.1	Lithologies	7-2
		7.3.2	Structure	7-7
		7.3.3	Alteration	7-9
		7.3.4	Oxidation	7-10
		7.3.5	Mineralization	7-10
	7.4	Prospects		7-24
		7.4.1	Vtoryi	7-24

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

8.0	DEPOSIT TYPES			8-1

9.0	MINERALIZATION			9-1

10.0	EXPLORATION			10-1
	10.1	Grids and Surveys		10-1
	10.2	Geological and Structural Mapping		10-2
	10.3	Geochemistry		10-2
	10.4	Geophysics		10-4
	10.5	Pitting and Trenching		10-5
	10.6	Drilling		10-5
	10.7	Bulk Density		10-5
	10.8	Petrology, Mineralogy and Other Research Studies		10-5
	10.9	Geotechnical and Hydrological Studies		10-6
	10.10	Exploration Potential		10-6
		10.10.1	Satellite Properties	10-6
		10.10.2	East and West Kupol Licenses	10-6
		10.10.3	Dvoinoye Deposit and Vodorazdelnaya Property	10-8
	10.11	Comment on Section 10		10-11

11.0	DRILLING			11-1
	11.1	Drilling Methods and Equipment		11-2
	11.2	Logging Procedures		11-2
	11.3	Collar Surveys		11-3
	11.4	Downhole Surveys		11-3
	11.5	Recovery		11-4
	11.6	Underground Drilling		11-4
	11.7	Grade Control		11-4
	11.8	Kupol Deposit		11-5
	11.9	Comment on Section 11		11-6

12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Channel and Trench Sampling		12-1
	12.2	Core Sampling		12-1
	12.3	Definition Drill Sampling		12-2
	12.4	Underground Sampling		12-2
	12.5	Density/Specific Gravity		12-3
	12.6	Comment on Section 12		12-4

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			13-1
	13.1	Analytical Laboratories		13-1
	13.2	Sample Preparation		13-1
	13.3	Analysis		13-2
	13.4	Quality Assurance and Quality Control		13-3
	13.5	Databases		13-5
	13.6	Sample Storage		13-6
	13.7	Sample Security		13-6
	13.8	Comment on Section 13		13-7

14.0	DATA VERIFICATION			14-1
	14.1	Analytical Data Checks		14-1
		14.1.1	Julietta Mine Laboratory	14-1
		14.1.2	Assayers Canada Laboratory	14-1

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

		14.1.3	ALS Chemex	14-2
		14.1.4	Russian Reserve Committee	14-2
	14.2	QA/QC Program Audit		14-2
	14.3	Data Verification		14-3
		14.3.1	Comparison of Trench Data and Drill Hole Data	14-3
		14.3.2	2005 QP Site Visit	14-3
		14.3.3	Feasibility Study Data Verification	14-3
		14.3.4	Mine Development Data Verification	14-4
	14.4	Comment on Section 14		14-4

15.0	ADJACENT PROPERTIES			15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	2005 Feasibility Study Test Work Summary		16-1
	16.2	Cyanide Destruction Study in SGS Laboratory, Ontario		16-3
	16.3	Kupol 650 Zone Metallurgical Testing Results		16-4
		16.3.1	Head Analyses	16-4
		16.3.2	Gravity Separation Results	16-4
		16.3.3	Metallurgical Test Results with CELP	16-5
	16.4	Grindability Study of Kupol Mine Ore Samples		16-5
		16.4.1	Preparation of Ore Samples	16-5
		16.4.2	Determining Bond Ball Mill Work Index (BWi)	16-7
		16.4.3	Determining Bond Abrasion Index (Ai)	16-7
	16.5	2010 Actual Mill Performance Data		16-8

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Data Used		17-1
		17.1.1	Comparison of Trench Data and Drill Hole Data	17-3
	17.2	Interpretation and Wireframes of Vein, Stockwork, Basalt, Dykes and Faults		17-3
	17.3	Assay Distributions and Capping		17-5
		17.3.1	Kupol - Assay Capping	17-8
		17.3.2	Vtoryi II Capping	17-9
	17.4	Compositing		17-9
	17.5	Kupol Block Model		17-9
		17.5.1	Block Model Parameters	17-9
		17.5.2	Lithological Models	17-10
		17.5.3	Topography and Bedrock Surfaces- Kupol Main and Vtoryi II	17-10
		17.5.4	Alteration Models- Kupol Main Vein	17-11
		17.5.5	Grade Estimation- Kupol Vein	17-12
		17.5.6	Resource Classification	17-13
		17.5.7	Model Validation – Kupol Vein	17-13
	17.6	Summary of Mineral Resources		17-14
	17.7	Mineral Reserves		17-14
		17.7.1	Dilution	17-14
		17.7.2	Mineral Reserve Statement	17-15
	17.8	Reconciliation		17-16
	17.9	Comment on Mineral Resources and Mineral Reserves		17-16

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			18-1
	18.1	Mining Operations		18-1
	18.2	Milling Operations		18-11

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

	18.3	Ancillary Facilities		18-14
		18.3.1	Logistics	18-14
		18.3.2	Mill and Services Building	18-15
		18.3.3	Permanent Camp	18-17
		18.3.4	Power Generation	18-18
	18.4	Contracts		18-18
	18.5	Markets		18-18
	18.6	Environmental Considerations		18-18
	18.7	Taxes		18-19
	18.8	Mine Life		18-19
	18.9	Capital and Operating Cost Estimates		18-20
	18.10	Economic Analysis		18-21

19.0	OTHER RELEVANT DATA AND INFORMATION			19-1

20.0	INTERPRETATION AND CONCLUSIONS			20-1

21.0	RECOMMENDATIONS			21-1

22.0	REFERENCES			22-1

23.0	DATE AND SIGNATURE PAGE			23-1

T a b l e s

Table 1-1: 2010 Year End Mineral Resource Estimate	1-2
Table 1-2: 2010 Year End Proven and Probable Mineral Reserve Estimate	1-3
Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items	2-4
Table 6-1: Kupol Production History (100% Basis)	6-2
Table 11-1: Drill Hole Summary Table	11-1
Table 11-2: Drill Intercept Summary Table	11-5
Table 11-3: Vein Thickness Summary Table	11-5
Table 16-1: Summary of Metallurgical Sampling (2000-2010)	16-2
Table 16-2: Salient features of the Two Treatment Options	16-3
Table 16-3: Head Analyses of 650 Zone Test Samples	16-4
Table 16-4: Gravity Separation Results for 650 Zone Samples	16-4
Table 16-5: CELP Test Results for the 650 Zone Samples	16-5
Table 16-6: Ore Samples	16-6
Table 16-7: Results of Kupol Mine Ore Samples Grindability Tests	16-7
Table 16-8: 2010 Mill Performance Data	16-9
Table 17-1: Samples Used in Estimate Summary Table	17-2
Table 17-2: Lithological Codes and Units	17-5
Table 17-3: Wireframe Lithology Codes	17-5
Table 17-4: Resource Model Limits	17-10
Table 17-5: Resource Model Sub-Blocking Sizes	17-10
Table 17-6: Acid Rock Drainage Model Coding	17-11
Table 17-7: Model Parameters	17-13
Table 17-8: 2010 Year End Mineral Resource Estimate	17-14
Table 17-9: 2010 Year End Proven and Probable Mineral Reserve Estimate	17-15

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Table 17-10: Kupol Reconciliation Performance Indicators	17-16
Table 18-1: Kupol Open Pit Production	18-4
Table 18-2: Kupol Underground Production	18-9
Table 18-3: Kupol Waste Rock Production	18-10
Table 18-4: Kupol Production Schedule 100% Basis	18-20
Table 18-5: Life of Mine Operating Costs	18-21
Table 18-6: Net Discounted (5%) Post-Tax Cash Flow (US$ millions)	18-21

F i g u r e s

Figure 2-1: Project Location Map	2-1
Figure 4-1: Project Location Map	4-3
Figure 7-1: Deposit Geology Map	7-3
Figure 7-2: Longitudinal Section, Kupol Deposit	7-11
Figure 7-3: Cross-Section, South Zone, 90400 N	7-14
Figure 7-4: Cross-Section, Big Bend Zone, 91090 N	7-16
Figure 7-5: Cross-Section, Big Bend Zone, 91277 N	7-17
Figure 7-6: Cross-Section, Central Zone, 91922 N	7-20
Figure 7-7: Cross-Section, North Zone, 92352 N	7-22
Figure 7-8: Cross-Section, North Extension Zone, 93050 N	7-23
Figure 7-9: Vtoryi II Zone – Cross Section 250 N	7-26
Figure 10-1: Kupol Soil Geochemistry Showing Ag and Au Anomalies in the Deposit Area	10-2
Figure 10-2: Kupol Deposit Area – Geology Map	10-3
Figure 10-3: June 2009 Aeromagnetic Survey Data with Interpretation	10-4
Figure 10-4: Anomaly Map, Kupol East and Kupol West Licenses	10-7
Figure 10-5: Dvoinoye Deposit Location Map	10-9
Figure 10-6: Dvoinoye Deposit Geology and Targets	10-10
Figure 16-1: Process for Preparing Ore Samples	16-6
Figure 17-1: Gold Assay Statistics by Interpreted Lithologies	17-6
Figure 17-2: Silver Assay Statistics by Interpreted Lithologies	17-7
Figure 17-3: Gold Assay Statistics by Zone	17-8
Figure 18-1: Isometric View of Current Open Pit	18-3
Figure 18-2: Isometric View of Current Open Pit	18-6
Figure 18-3: Isometric View of Current Underground Development	18-8
Figure 18-4: Mill Flowsheet Schematic	18-12
Figure 18-5: Kupol Logistics - Shipping Routes	18-15
Figure 18-6: Mill Complex	18-16
Figure 18-7: Permanent Man Camp	18-17

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

1.0                  SUMMARY

Kinross Gold Corporation has prepared a Technical Report for the Kupol Project, located in Chukotka Province, within the Russian Federation. Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.

Kinross owns 100% interest of Kupol through its wholly-owned subsidiary, Chukotka Mining & Geological Company (CMGC).

On 27 April 2011, CMGC completed its repurchase from the State Unitary Enterprise of the Chukotka Autonomous Okrug of the 25% of CMGC it did not already indirectly own, giving Kinross 100% ownership of the Kupol mine and the Kupol East-West exploration licences. Kinross obtained its initial 75% interest in the property through its acquisition of Bema Gold Corporation on 27 February 2007.

Kupol is located in an Arctic climate region, 220 km from the town of Bilibino in the Chukotka Autonomous Okrug of the Far East Region of the Russian Federation. The Kupol Property lies within a 1766.73-hectare license area.

The Kupol Property is situated in the Cretaceous Okhotsk-Chukotka volcanogenic belt. The property is underlain by a bimodal sequence of shallow dipping andesite and andesite-basalt flows and pyroclastic units, rhyolite dykes and flow dome complexes. Two principal mineralized systems have been identified at Kupol; the bulk of the mineralization is hosted in a north-south trending dilatant splay off a large regional fault structure of similar orientation. The main Kupol deposit consists of one or more polyphase quartz-adularia veins of an epithermal low sulphidation character that are sporadically cut by rhyolite dykes. Gold and silver mineralization is primarily associated with sulphosalt-rich bands and pods within colloform, crustiform and brecciated veins.

The main deposit has been divided into six contiguous zones: South Extension (650 Zone), South, Big Bend, Central, North, and North Extension. Mineralization has been defined within these zones over a strike length of 3.9 km. The Big Bend zone shows the highest grade and most continuous mineralization.

The predominant gold and silver minerals are electrum, native gold, silver-rich tetrahedrite (freibergite), acanthite, and a variety of sulphosalts. Stephanite and pyrargyrite are the dominant sulphosalts. Traces of selenium-bearing sulphosalts and naummannite are present. Visible native gold or gold–silver amalgams are common throughout the deposit but rarely exceed 3 mm in size.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Exploration commenced on the Project in 1996, and has been continuous since that date. Exploration has primarily been undertaken by Bema or Kinross, or by contractors. Drill campaigns completed between 1998 and 2010 comprised 2,080 surface and underground core drill holes, totalling 305,611 m.

Mineral resources are reported for Kupol and Vtoryi II, and mineral reserves are reported for the Kupol vein zone. For Kupol, vein, stockwork, dykes, basalt units, and major faults within the vein/stockwork area were interpreted on north-facing cross sections spaced 10 to 100 m apart, depending upon local drill hole spacing. For Vtoryi II, the vein was interpreted on northwest facing 25 m spaced sections.

All interpretation work was based on logged geology, and only occasionally on assay grade if doing so was supported by local vein/stockwork geometries. The final interpretation and wireframes are the culmination of many iterations (and intense review) of the process which included wireframe (solid model) construction from sectional interpretations, slicing on 25 m spaced levels, review on section and level, and modifications to the interpretation.

Mineral resources and reserves were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101. Inferred gold mineral resources have an effective date of 31 December 2010, and are summarized in Table 1-1. Kinross cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported exclusive of mineral reserves and represent Kinross’ 100% ownership of the mine as of the effective date of this report.

Table 1-1: 2010 Year End Mineral Resource Estimate

Classification	Tonnes (000’s)	Au Grade (g/t)	Au Ounces (000’s)	Ag Grade (g/t)	Ag Ounces (000’s)
Inferred	1,463	9.86	464	132.2	6,218

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Mineral reserves for the Project incorporate appropriate allowances for mining dilution and mining recovery for the selected mining method. Mineral reserves have an effective date of 31 December 2010 and are summarized in Table 1-2. Mineral reserves represent Kinross’ 100% ownership of the mine as of the effective date of this report.

Table 1-2: 2010 Year End Proven and Probable Mineral Reserve Estimate

Classification	Tonnes	Au Grade	Au Ounces	Ag Grade	Ag Ounces
	(000’s)	(g/t)	(000’s)	(g/t)	(000’s)
Proven	1,833	13.96	823	205.4	12,107
Probable	7,828	9.88	2,487	119.1	29,961
Total	9,661	10.66	3,310	135.4	42,068

Mineral reserves were estimated using metal prices of US$900/oz gold, US$14/oz silver. The open pit mineral reserves are reported at a cutoff grade of 3.0 g/t gold. Underground mineral reserves are reported at a cutoff grade of 6.0 g/t gold equivalent (capped and diluted).

Russian regulatory approvals of mineral reserves are necessary before commercial extraction of ores occurs. Russian reserves standards and methodologies are similar in some respects, but not identical to NI 43-101 or SEC guidelines and requirements.

Permanent exploration conditions have been developed for the Kupol Mine reserves calculation, as per Minutes # 214-K of State Committee on Mineral Reserves (GKZ) meeting as of 29 June 2007, approved by the Russian Federation Ministry of Natural Resource Federal Agency for Subsoil Use on 1 August 2007 for Open Pit and Underground Mining Conditions.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

2.0                  INTRODUCTION

Kinross Gold Corporation has prepared a Technical Report (the Technical Report) for the Kupol gold–silver mine, (the Project), located in Chukotka Province, within the Russian Federation (Figure 2-1).

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators. The Technical Report presents updated mineral reserves and mineral resources for the Project.

As of the effective date of this report, the Project is owned 100% by Kinross. The prior technical report for the Kupol mine was filed while CMGC, the direct owner of the mine, was jointly owned by Kinross (75%) and the State Unitary Enterprise of the Government of Chukotka Autonomous Okrug (25%).

Where the terms “we”, “us”, “our” or “Kinross” are used in this Report, the terms mean Kinross Gold Corporation and/or Chukotka Mining & Geological Company (CMGC), as applicable.

All measurement units used in this Technical Report are metric, and currency is expressed in US dollars unless stated otherwise.

The exchange rate as of the Technical Report effective date of 31 December, 2010 was approximately $US 1 equal to 30.5 Russian Rubles.

Figure 2-1: Project Location Map

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

2.1                  Qualified Persons

Robert Henderson, P. Eng. and Senior Vice President, Technical Services for Kinross serves as the qualified person for this Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1. Mr. Henderson has visited the Project site on numerous occasions, most recently in April, 2010.

During the site visits, Mr. Henderson inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and reviewed reconciliation data.

2.2                   Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

The Technical Report is based on the work completed at the mine site by the Kupol technical team. The author would like to acknowledge the following individuals:

●	Shahe Naccashian (Kupol Geology Manager)

●	Darin McDoniel (Kupol Technical Services Manager)

●	Gennady Kolossay (Kupol Mill Manager)

2.3                   Effective Dates

The effective date of this Technical Report is 9 May, 2011. The effective date of the mineral resource and mineral reserve estimate is 31 December, 2010.

There were no material changes to the information on the Project between the effective date and the signature date of the Technical Report.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

2.4                   Previous Technical Reports

Kinross has previously filed Technical Reports for the Project as follows:

Garagan, T., and Cameron, D., 2006: Technical Report on the Kupol Project Chukotka, A. O. Russian Federation, Report for NI 43-101: unpublished technical report prepared for Kinross Gold Corporation, effective date 30 November, 2006.

Bema Gold Corporation, prior to acquisition by Kinross, had also filed the following Technical Reports:

Garagan, T., and MacKinnon, H., 2003: Technical Report, Kupol Project, Chukotka, A.O., Russian Federation: unpublished technical report prepared for Bema Gold Corporation, effective date 28 November 2003

Garagan, T., 2004: Technical Report, Kupol Project, Preliminary Assessment Summary: unpublished technical report prepared for Bema Gold Corporation, effective date 19 May 2004

Garagan, T., 2005: Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101: unpublished technical report prepared for Bema Gold Corporation, effective date 31 March 2005

Garagan, T., Stahlbush, F., Crowl, B., 2005: Technical Report Summarizing the Kupol Feasibility Study: unpublished technical report prepared by Gustavson Associates for Bema Gold Corporation, effective date 4 July 2005

2.5                   Technical Report Sections and Required Items under NI 43-101

Kinross has followed Instruction 6 of the Form 43–101 Technical Report in compilation of this Technical Report. Instruction 6 notes:

“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25, provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Table 2-1 relates the sections as shown in the contents page of this Technical Report to the Prescribed Items Contents Page of NI 43-101. The main differences are that Item 25 “Additional Requirements for Technical Reports on Development Properties and Production Properties” is incorporated into the main body of the Technical Report, following Item 19, “Mineral Resource and Mineral Reserve Estimates”, and that all illustrations (Item 26, “Illustrations”) are included in the body of the Technical Report following the text citation of the appropriate illustration.

Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items

NI 43-101 Item Number	NI 43-101 Heading	Report Section Number	Report Section Heading
Item 1	Title Page		Cover page of Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Report under appropriate section number

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

3.0                  RELIANCE ON OTHER EXPERTS

This section is not relevant to the Technical Report as expert opinion was sourced from Kinross experts in the appropriate field as required.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

4.0                  PROPERTY DESCRIPTION AND LOCATION

4.1                   Location

The Kupol Project is situated in the northwest part of the Anadyr foothills, on the boundary of the Anadyr and Bilibino districts in the Chukotka Autonomous Okrug, which is located in the Far Eastern Region of the Russian Federation (Figure 4-1).

The geographic coordinates for the property are 66º 47’ 00’’ North, 169º 33’ 00 East.

4.2                   Tenure History

On 18 December, 2002, Bema Gold Corporation (Bema) announced that it had completed the terms of a definitive agreement with the Government of Chukotka to acquire up to a 75% interest in Chukotka Mining & Geological Company (CMGC), which held a license to the Kupol gold and silver project.

Kinross acquired Bema on February 27, 2007.

On 27 April 2011, CMGC completed its repurchase from the State Unitary Enterprise of the Chukotka Autonomous Okrug (CUE) of the 25% of CMGC Kinross did not already indirectly own, giving Kinross 100% ownership of the Kupol mine and the Kupol East-West exploration licenses (the CUE Transaction).

4.3                   Property and Title in the Russian Federation

4.3.1               Mineral Tenure

On 7 May 2008, two federal laws came into effect: ‘‘On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security’’ (Strategic Investments Law’) and ‘‘On Amendments to the Subsoil Law’’ (Amendments Law). The Strategic Investments Law sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the authorities representing the Russian Federation. Such approval is required if:

●	A Russian company is engaged in activities which are defined as strategic for the purposes of national security and defence; and/or

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

●
A potential foreign investor directly or indirectly obtains 10% or more of the voting shares of or there exists some other mechanism for control over (such as a management agreement) the Russian company.

The laws also apply to transactions and agreements entered into outside of the Russian Federation if such transactions or agreements result in the control over the Russian company.

The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as a strategic activity. According to the Law on Amendments, subsoil areas of federal significance, among other things, include those that contain, according to the records of the State Balance of Mineral Reserves as of 1 January 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper. The law does not designate deposits containing silver in the list of deposits that are deemed ‘‘strategic’’.

In accordance with the Amendments Law, the list of the subsoil areas of federal significance was published on 5 March 2009 by the Ministry of Natural Resources (MNR) in an official publication approved by the Russian Federation.

Under the new laws and Russian Federation Government Resolution no. 697 dated 16 September 2008, combined license holders are required to seek approval from the Government of the Russian Federation prior to commissioning mining operations on a strategic deposit under a combined license.

In the case of a withdrawal of a license, the Government of the Russian Federation is required to reimburse the expenses incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder. In addition, the license holder may be paid a finder’s fee by the Government of the Russian Federation at its discretion.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 4-1: Project Location Map

169°30'0"E
169°32'0"E
169°34'0"E
169°36'0"E
169°38'0"E
66°50'0"N
66°48'0"N
66°46'0"N
Kilometers
0
0.5
1
2

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4.3.2               Surface Rights

Rights to access the surface of a mining lease are obtained by paying a one-time mining license grant fee and an annual fee paid per km2. The mining lease also attracts taxes.

Subsoil Use Right

Right to conduct prospecting, prospect evaluation, exploration and mining operations is obtained by acquisition of the appropriate Licenses. Presently Kinross owns licenses АНД 11305 БЭ, АНД 13803 БР, andАНД 11804 БР.

Per the АНД 11305 БЭ license, fee for subsoil use will be:

●	For exploration work – 1% of the exploration cost and 2% of the cost of the metal produced in the course of exploration works;

●	For metal mining – the fee sum is established depending on the results of state geological expertise; and

●
Licenses АНД 13803 БР and АНД 13804 БР provide for a one-time license grant fee and an annual fee (as a separate fee) per square kilometre of the area involved in prospect evaluation and exploration work.

Surface Use Right

Right to use land resources, including areas of the licenses, is obtained by making a land lease agreement. Land use is subject to a quarterly fee.

4.3.3               Water Rights

Water resources for industrial and household use are granted by Chukotka Autonomous Okrug under a water use agreement. The fee is paid on a quarterly basis.

Water bodies for disposal of contaminants are provided by Chukotka Autonomous Okrug. Limits for discharge of contaminants into water bodies are agreed upon with state authorities. Contaminants discharge is subject to a quarterly fee, based on quantity of the discharged substances.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

4.3.4               Environmental

Land Protection

Protection of lands used for industry

The Kupol Mine is located on territorial lands belonging to the state forest fund. Part of the lands under the mine facilities have been reclassified from forest fund lands to lands of industry. As per the Russian legislation, these lands are not subject to reclamation works. However, at the end of mine life, these lands shall not present a source of pollution for the environment.

Protection of forest fund lands

A disturbed lands reclamation project shall be mandatorily included in the set of documents prepared for a forest land lease agreement. The project shall be agreed upon with governmental institutions. Upon expiration of the lease agreements, the lands will be returned to the owners, as per the procedure regimented by the Russian legislation.

Protection of agricultural lands

Some of the facilities along the Pevek-Kupol winter motor road are located on agricultural lands. These lands can be granted for disposal only if an approved reclamation project is available. In addition, a one-time fee is paid to compensate for agricultural losses.

Protection of other land categories

The Kupol Mine has lodged a “Land Disturbance Act” that describes land use at the mine. The Act has been registered with the Okrug authorities and may be amended as conditions change at the operation.

Fees for production waste and consumption waste disposal

A quarterly fee shall be paid to the Okrug for generation and disposal of production waste and consumption waste. Limits for waste generation, the equipment and location of disposal shall be agreed upon with state authorities.

Air pollution fee

A quarterly fee is paid to the Okrug for air emissions from mobile and stationary sources. Limits for emission of contaminants into the air shall be agreed upon with state authorities.

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4.4                  Project Agreements

On 18 December 2002, Bema Gold Corporation (Bema) announced that it had completed the terms of a definitive agreement with the Government of Chukotka to acquire up to a 75% interest (through a wholly owned Bema subsidiary, Kupol Ventures Limited) in Chukotka Mining & Geological Company, which held a license to the Kupol gold and silver project. During the next few years, Bema made several acquisitions of shares, and as of 11 October 2005, held 75% minus one share in CMGC. Bema was the project operator during this period.

Kinross acquired Bema on 27 February 2007.

 On April 27, 2011, Kinross’ 75%-owned subsidiary, Chukotka Mining and Geological Company (CMGC) completed its repurchase from the State Unitary Enterprise of the Chukotka Autonomous Okrug, or “CUE”, of the 2,292,348 shares of CMGC previously held by CUE, representing 25.01% of CMGC’s outstanding share capital that Kinross did not already indirectly own. As a result, Kinross now owns 100% of CMGC and, in turn, 100% of the Kupol mine and the Kupol East-West exploration licenses.

4.5                  Project Tenure

4.5.1               Kupol License

The Project comprises a 7.8 km2 license for subsoil use for geological study and production of gold and silver. This license was issued by the Ministry of Natural Resource of the Russian Federation on 6 April 2002.

The Exploration and Production License (АНД 11305 БЕ, and former License АНД 00746), together with other relevant licenses and documentation for the Kupol deposit was issued by the Ministry on Natural Resources and the Administration of the Chukotka Autonomous Okrug to the Closed Joint Stock Company Chukotka Mining and Geological Company (CMGC) on 4 October 2002.

4.5.2               Satellite Properties

B2 Gold Corporation

Kinross has a 100% interest in two licenses that surround the Kupol license area.

The West Kupol license (License Series AHД No. 13804 БP) covers an area of 231.6 km2, excluding the 17.4 km2 area of the mining claim for the Kupol deposit. The East Kupol license (License Series AHД No. 13803 БP) is situated 3.7 km east of the Kupol license area and covers an area of 194 km2.

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Both licenses are valid for a period of 25 years from the date of registration of the license, and provide for the right to explore, develop and mine gold and silver to a depth of 1,000 m from the present land surface.

Title to the East and West Kupol licenses was registered in the name of CMGC on 24 October 2006 through an auction and tender by the Russian Federal Agency for Management of Mineral Resources (Rosnedra). At the time of grant, CMGC was owned by Bema and the Government of Chukotka, with 74.99% and 25.01% interests respectively. The rights to explore, develop and mine the East and West Kupol licenses were granted upon payment of US$1,500,000 (38,500,000 rubles) and US$1,200,000 (30,800,000 rubles) respectively. These payments were made on 28 September 2006. Conditions were attached to the license grant and include requirements for staged development of the properties, including due dates for submission of mineral resources, mine development, and drill hole metreage requirements.

Bema Gold was acquired by Kinross Gold Corporation through a CDN$3.5 billion transaction in February 2007. At that time, Bema management founded the B2Gold Corporation to hold Bema’s interest in the Kupol East and West licenses.

In July 2010, Kinross Gold Corporation entered into an agreement with B2Gold to acquire B2Gold’s interest in the Kupol East and West exploration license areas. On 27 August 2010, Kinross completed its agreement with B2Gold to acquire B2Gold’s rights to an interest in the Kupol East and West exploration license areas adjacent to the Kupol mine site, further consolidating the Company’s interests in the area. The transaction allowed Kinross to control the full 74.99% share in the Kupol license that was previously held jointly by Kinross and B2Gold. As a result of the CUE transaction, the Kupol East and West exploration licenses will remain 100%-owned by CMGC.

Portions of the West Kupol license area are covered by land allotments covering the infrastructure for the Kupol Mine. The land allotments under the West Kupol license exclude any right for sub-surface usage or exploration on the Kupol Mine site.

Northern Gold LLC and Regionruda LLC

On 20 January 2010, Kinross agreed in principle to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kupol Mine. The transaction entails the indirect acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. In August 2010, approval from the Russian government was received for Kinross to acquire 100% ownership of Dvoinoye, classified by the government as a strategic deposit. As a result, on 27 August 2010, the Company completed its acquisition of the Dvoinoye deposit and the Vodorazdelnaya property.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

The Vodorazdelnaya property encompasses approximately 922 km2 and includes an exploration and mining license.

4.6                  Project Surface Rights

On 27 December 2007, Kinross executed and registered with the appropriate Russian authorities the long-term lease rights to the Kupol Project lands. The lease agreement, valid until 16 March 2024, grants CMGC the long-term surface lease rights for the Kupol Project lands.

The validity term of the license may be extended by the government of Chukotka, if the license holders provide a substantiated application for an extension of the license terms six months before the expiry date.

4.7                  Royalties

The property is subject to a mineral extraction tax of 6% for gold sales and 6.5% for silver sales, and when metal losses during operations exceed acceptable norms, fines apply.

4.8                  Permits

In September 2005, the State Commission on Mineral Resources (“GKZ”), a branch of the Ministry of Natural Resources and Russian Federation Federal Agency of Subsoil Use, approved (Protocol dated 9 September 2005 No. 1065-оп) preliminary reserves for the Kupol deposit. Estimation of the Russian reserves was made in accordance with Russian standards; therefore, they are not necessarily NI 43-101 compliant. Approval has been obtained for the “final balanced” reserves in accordance with Russian regulations which permit the legal extraction and processing of the Kupol ore. On 29 June 2007 permanent conditions were approved (Minutes # 214-K by State Expertise of Feasibility Study of Permanent Economic Criteria of Silver and Gold Kupol Deposit).

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

The Kupol deposit is listed as a strategic deposit as its gold reserves exceed 50 tonnes and a foreign purchaser of 10% or more of Kinross’ ownership interest will be required to obtain applicable governmental approvals. On 25 March 2011, Kinross received pre-approval from the Russian Federation’s State Commission for the Control of Foreign Investments for Kupol Ventures Limited (a Kinross subsidiary holding interest in CMGC) to own 100% of CMGC.

4.9                  Environmental

The Russian Federal Government’s Federal Agency of Environmental, Technical and Nuclear Supervision (known as Rosgoteknadzar in Russia) has reviewed and approved the Russian Construction Feasibility Study (known as a T.E.O.-C in Russia) for the Kupol Project. The T.E.O. contains information on geology, mining, milling, tailings storage, infrastructure, civil defence measures, and environmental protection. To the basis of this approval, the final permit for construction was granted in April 2006. Additionally, permits have been received for the exploration air and water usage, earth works, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

5.0                  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                  Accessibility

The Kupol deposit is located in the Northwest part of the Anadyr foothills on the boundary between the Anadyr and Bilibino Regions in the Chukotka Autonomous Okrug.

The total distance between the Kupol property and Bilibino is 298 km. The site connects to Bilibino via a network of roads that is passable between mid-December and mid-April. A paved road travels 35 km from Bilibino south to Keperveem. From Keperveem, a government-maintained winter road travels 140 km along the Anui River to Ilirney. From Ilirney, the winter road travels 160 km southeast to the site. Russian tank vehicles can access the Project along these roads from mid-summer to fall.

The main access point for land freight to Kupol is from the port facilities at Pevek, approximately 400 km north of Kupol. Pevek and Kupol are connected by a combined all-season and winter road for a total distance of approximately 440 km. Freight is transported from the port and stored at a storage yard and shop 21 km from Pevek. From there, a winter road, constructed in December and January of every year, follows the contour of Chaunskii Bay for 133 km then travels due south to the Dvoinoye camp and across the Maly Anui River to Kupol. The winter road is serviced by five temporary camps and one permanent 60-person, containerized camp and is passable between mid-December and late April.

A regional airport serving Bilibino is located 35 km south of Bilibino in Keperveem. Keperveem airport is the closest public airport to Kupol. In 2009, the airstrip at Kupol was certified as an airport and direct daily flights from Magadan to Kupol commenced.

During spring thaw, summer and fall, Kupol is only accessible by helicopter or fixed wing aircraft via a two-and-one-half hour flight from Magadan, a one hour flight from Keperveem or a three hour flight from Anadyr. Magadan is serviced by an all season paved airstrip; Keperveem is serviced by a gravel airstrip capable of handling IL76 aircraft. Anadyr is serviced by an all-season paved airstrip. A 1,800 m airstrip at the Kupol site is currently in use.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

5.2                  Climate

Kupol’s latitude of 66º 47’ North locates the site within the Arctic Circle (66º 34’ North). The climate of the region around the Kupol site belongs to the continental climatic region of the subarctic climate belt with extremely severe weather consisting of long and cold winters (8-8.5 months), overcast weather, and short summer periods (2.5 months).

The average annual temperature at the Kupol site is -13 °C, ranging from -58 °Cto 33 °C. There are less than fifty days with an average daily temperature above 0°C; the first above-zero temperatures generally occur in early June and the first below-zero temperatures typically occur in early September.

The total amount of precipitation does not exceed 277 mm. Snow cover appears in the mountainous regions in the middle of September and achieves a maximum depth in March. The average depth of snow cover is 38–45 cm. The duration of a stable snow cover is approximately 237 days.

Wind patterns for the region around the Kupol site are defined primarily by the trade winds that are characterized by atmospheric circulation. Due to strong winds, valleys typically fill with snowdrifts, leaving the tops of the mountains and steep slopes blown bare.

5.3                  Local Resources and Infrastructure

The following subsection details the local resources in the area, and the infrastructure associated with the Project. Surface rights and sufficiency of the rights to support mining operations are discussed in Section 4.6.

The overall region is sparsely populated, with approximately 65,000 inhabitants. Of this population, approximately half of the people live in the two districts where the Kupol deposit is located (Bilibino and Anadyr). The regional cities of Magadan and Anadyr provide a reliable source of qualified staff due to the region’s increasingly active mining sector that attracts and trains mining, geology and support staff. Anadyr College and Magadan Northern International University have Geology Departments and graduate students every year, most of whom remain in the region and seek employment in the mining industry.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

A nuclear power station in Bilibino, 198 km NW of Kupol, was commissioned in 1976, but its limited distribution grid makes it uneconomic as a power source for the Kupol mine. The plant is equipped with four EGP-6 reactors that generate 48 MW each.

Deepwater ports at Pevek and Magadan act as importation centers for heavy equipment and goods. The Magadan port is open to navigation 12 months a year, and Pevek is open from the spring break-up until October.

5.4                  Physiography

The Project is situated on a height of land adjacent to the divide between the Arctic Ocean and Bering Sea drainages. The Straichnaya River drains north to the Anui River and the Kaiemveem-Sredniy-Kaiemraveem River system drains into the Mechkereva River to the south.

Topography is moderate, characterized by low rolling hills and occasional flat midland areas. The Kaiemveem River bisects the eastern portion of the Project.

Elevation ranges from 755 masl in the northwest to 450 masl in the southeast.

Permafrost is distributed throughout the property area. Depending on geomorphology, the thickness of the permafrost layer ranges from the surface to a depth of 200 m to 320 m, and reaches its maximum depth under riverbeds.

The property is located approximately 40 km north of the tree line and is covered with tundra, rock outcrop and felsenmeer (exposed rock surfaces that have been rapidly broken up by frost action so that the original outcrop is buried under a cover of angular, shattered boulders).

Vegetation is limited to lichen, grass and arctic shrubs and flowers.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

6.0                  HISTORY

The Project’s ownership changes are discussed in Section 4.4 of this Report. Discussions in this section are restricted to summaries of the work performed on the Project, in particular advanced-level studies. No mineral resources, mineral reserves or financial analyses are reported for any of the advanced studies, as they have been superseded by the mineral resources, mineral reserves and financial analyses discussed in Sections 17 and 19 of this Report. The Project is currently a producing operation.

Quartz veins were originally located in the Kupol area in 1966 during a Soviet Government-sponsored 1:200,000 regional mapping program. The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk Geological Expedition (the Expedition) in 1995.

Gold, silver, arsenic, and antimony anomalies were identified through a 1:200,000 stream sediment geochemical sampling program. During the period 1996–1998, the Expedition completed geological mapping, prospecting, geophysical surveys (magnetic and resistivity), lithogeochemical and soil surveys, drilling of two holes, and excavation of four trenches.

In 1999, LLC Metall, a Chukotka-based, Russian mining cartel won the tender for the Kupol license and contracted Anyusk Geological Expedition to conduct exploration. Work completed to 2001 included trenching (31 trenches), drilling (26 holes), clearing of the central portion of the quartz vein exposure, geological mapping, and channel sampling. The majority of the license area was surveyed and a frame for a small mill was constructed; a first-time mineral resource estimate under the Russian C1+C2 Reserve system was prepared. Preliminary petrographic and metallurgical testing was conducted by the Irgiridmet laboratory in Irkutsk, Russia, generating initial gold and silver recovery values from gravity leaching of a concentrate.

In 5 December 2002, Chukotsnab purchased 100% of CMGC shares from LLC Metall. On 25 December 2002, Bema entered into an agreement with Chukotsnab to acquire up to 75% of the Project. From 2003 to 2006, work comprised exploration, infill, condemnation, hydrological and geotechnical drilling, metallurgical testwork, site survey, hydrological and baseline environmental studies, geological mapping and channel sampling, and prospecting. A first time NI 43-101 compliant mineral resource estimate, which supported a preliminary assessment, was prepared in 2005.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

A feasibility study, based on an updated mineral resource estimate, was completed in late 2005. A combined open pit and underground operation feeding a conventional mill that used whole-ore leaching and the Merrill-Crowe process was proposed. Key parameters of the feasibility study were:

●	Combined open pit and underground mining operation;

●
Open pit mining rate of approximately 1,000 t/d ore and 11,500 t/d waste; stockpiling of low-grade material for treatment later in mine life; waste to ore strip ratio of 12:1; open pit has a four-year mine life;

●	Underground mechanized sublevel mining method production rate of 1,750 t/d from the North and South underground mines; seven-year mine life;

●
Mill production rate of 3,000 t/d; milling process comprises primary crushing and grinding circuit, conventional gravity technology, followed by whole ore leaching; Merrill Crowe precipitation used to produce doré bars;

●	Gold recovery of 93.8%; silver recovery of 78.8%; gold price of US$400/oz; silver price of US$6/oz;

●	Pre-production capital cost of US$407 million; operating cost of US$135.68/oz;

●	Payback period for pre-production capital investment and operating costs of less than two years (before tax);

●	Net present value at 5% (NPV5%), before tax, of US$430 million; discounted cash flow return on investment of 30.8%;

●	Project was most sensitive to changes in metal prices (assumed to mirror grade sensitivity), and was less sensitive to exchange rate than operating costs.

Mine construction commenced May 2006. During 2006, core drilling was performed to test other veins, structures and extensions of the main Kupol vein. This work continued to outline the 650 zone. Underground development drilling and drilling in the area of the planned open pit were also undertaken.

First gold production from the Project occurred in May 2008.

Table 6-1: Kupol Production History (100% Basis)

Year	Tonnes Milled	Au Grade (g/t)	Ag Grade (g/t)	Au Production (oz)	Ag Production (oz)
2008	618,000	28.51	330.4	530,844	5,566,800
2009	1,144,000	22.79	266.9	802,989	8,205,000
2010	1,163,000	18.04	217.0	629,275	6,672,300

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

7.0                  GEOLOGICAL SETTING

7.1                  Regional Geology

The Kupol deposit is located in the 3,000 km long Cretaceous Okhotsk–Chukotka volcanogenic belt that is interpreted to be an Andean volcanic arc type tectonic setting, with the Mesozoic Anui sedimentary fold belt in a back-arc setting to the northwest of the Kupol region. Russian 1:200,000 scale mapping indicates that the Kupol deposit area is centered within a 10 km wide caldera, along the northwestern margins of the 100 km wide Mechkerevskaya volcano-tectonic ‘depression’, an Upper Cretaceous bimodal nested volcanic complex.

The volcanic succession in the area is 1300 m thick and comprises a lower sequence of felsic tuffs and ignimbrites, a middle sequence of andesite to andesite-basalt flows and fragmentals capped by felsic tuffs and flows. These sequences are intruded and discordantly overlain by basalts of reported Paleogenic age. The volcanic rocks unconformably overlie and intrude folded Jurassic sediments.

Within the regional area, there are a series of well-defined caldera ring structures; these are clearly visible on Landsat imagery and air photos. These features range in size from 7 km to 12 km across and are nested within less well-defined volcanic complexes. Felsic (rhyolite dominant) units predominate to the northeast, east and southeast of the Project, while intermediate rocks predominate to the west and northwest.

The demarcation between the felsic- and intermediate-dominant volcanic units is defined by a strong north–south-trending lineament. The lineament is believed to represent a deep-seated fault structure (Kaiemraveem fault) based on bouguer gravity and lithology contrasts across the lineament (Nutevgi et. al. 2004). The lineament strikes immediately to the west of the Kupol deposit. Russian interpretation suggests that the Kaiemraveem fault intersects a volcanic subsidence ring structure (Kovalevsky caldera) within the Kupol deposit area. The Kaiemraveem structure terminates 25 km to the north of the Project at the Maly Anui River fault and 22 km to the south of the Project at the Mechkereva River ‘caldera’. The Maly Anui River fault is interpreted as an east-west trending strike-slip structure.

Mineralization within the Project is associated with a north–south trending splay (the Kupol structure) off the Kaiemraveem regional fault. The magnitude of displacement, if any, along the Kupol structure is unknown. The Kaiemraveem fault and Kupol structure are the locus for felsic dome and dyke intrusions.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

7.2                  Project Geology

The Project is underlain by shallow eastward dipping andesite fragmentals, feldspar–hornblende porphyry andesite, and andesite–basalt (trachytic andesite) flows. The andesitic volcanic units are intruded by massive to weakly banded rhyolite dykes, rhyolite and dacite flowdome complexes, and basalt dykes.

7.3                  Kupol Deposit

The host Cretaceous volcanic succession is 1,300 m thick and comprises a lower sequence of felsic tuffs and ignimbrites, a middle sequence of andesitic to basaltic-andesitic flows and fragmentals capped by felsic tuffs and flows. Figure 7-1 shows the surface geology of the Project.

Gold- and silver-bearing banded chalcedonic quartz–adularia veins and breccias are associated with silicification, argillization and rhyolite dykes along an approximate strike length of 4.1 km. The main Kupol vein zone is up to 50 m wide and has been drilled to a maximum vertical depth of approximately 725 m. The Kupol vein system dips steeply to the east at 75° to 90° and describes a broad arc varying between azimuth 22º and 350º. The vein is a fissure structure that contains local splays, anastomosing vein sets, and sigmoidal loop structures. The sigmoids correspond to thickening of the veins and development of higher-grade shoots, and appear to have moderate plunges.

The deposit has been divided into six contiguous zones; from north to south, these are North Extension, North, Central, Big Bend, South and South Extension.

7.3.1               Lithologies

Intermediate and Mafic Volcanic Units

Rocks of andesitic composition have been divided into either flows, or fragmentals/pyroclastics, based on rock textures:

●
Porphyritic andesite flows: two laterally continuous, massive units. One, which primarily crops out to the west of the Kupol vein, is feldspar-phyric and may represent a thick flow unit or sub-volcanic sill. It has a high percentage (40–60%) of 1–4 mm euhedral feldspar phenocrysts, the presence of clinopyroxene and biotite, and weak magnetism. The second is an andesitic flow that has a grey-green fine-grained to aphanitic matrix and may be an altered trachyandesite.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

Figure 7-1: Deposit Geology Map

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

●
Amygdaloidal andesite flows: units with 1–15 m thickness within the Big Bend, Central, and North zones; contain 5–20% of 1 mm to 4 mm amygdales that are commonly filled with calcite or chlorite, and are discontinuous.

●
Basalts: two generations of flows, typically fine-grained, black to dark grey, massive and moderately to strongly magnetic; the older unit occurs as narrow dykes throughout the main deposit area and as an irregular northeast-trending stock or dyke encountered in drilling in the Big Bend area; younger unit occurs as flows that are exposed on the western valley slope above the Kaiemraveem Valley and as narrow dykes in the South and the North Extension zones.

●
Trachytic andesites: most prevalent in the northern portion of the deposit, where they are intercalated with andesite fragmental units, weakly to strongly magnetic, and are composed of 40–50% plagioclase, 5–15% K-feldspar, 7–15% biotite and 2–-4% orthopyroxene or hornblende and 5–10% clinopyroxene.

●
Andesitic pyroclastic or fragmental units: comprises ash tuff (grain/fragment size <2 mm) and lapilli tuff (fragment size 2-64 mm), volcanic material containing >1% fragments in a feldspar phyric matrix (fragments < 64 mm) and agglomerate tuff (fragment size >64 mm). These units occur as intercalated, continuous to discontinuous layers or horizons. One variably hematitic and commonly clay-altered ash tuff bed, referred to as the upper marker unit, has been traced northward for 2.3 km, between 90300N and 92600N; this unit varies from 5–20 m thick (locally to 30 m). The prevalence of lapilli and agglomerate tuffs in the drilled area suggest that the deposit is close to a volcanic center. Welded tuff and ignimbritic units of andesitic composition form distinctive horizons within the deposit area in the North Extension zone, at depth under the mill site and 600 m below the surface in the central part of the deposit.

Felsic Volcanic Units

The felsic volcanic rocks have been subdivided into two principal groups, dome complex-related lithologies and dykes and related contact lithologies:

●
Rhyolite flows and pyroclastics: larger rhyolite to rhyodacite bodies occur within the Kupol structure, and are distinguished from the dykes by their size, heterogenic character, apparent layering with fragmental beds and steep contacts. These units are believed to be flow dome complexes and small eruptive centres. In the far north, the rhyolite flows and pyroclastics form a 50–75 m thick lens that is conformable with stratigraphy.

●
Dacite (undifferentiated dykes and pyroclastics): exposed as a single mass in the northeastern portion of the property, to the west of the Kaiemraveem River valley, and may be related to a subaerial eruption. The dacitic body has an apparent dip of approximately 20° to the east and unconformably overlies basaltic flows.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

●
Polymictic breccias: associated with rhyolite dykes throughout the deposit area. The breccia zones most commonly occur in the footwall of the dykes, transitional to host rocks. Breccias consist of angular rhyolite, obsidian, quartz vein and andesite fragments in a dark, clay-rich felsic matrix. The breccias are irregular in outline (in some cases pipe-like and/or conformable with contacts) and may represent explosive breccia bodies or breccia; in part reflecting interaction of the rhyolitic magma with groundwater.

●
Rhyolite to rhyodacite dykes: transect and bisect the Kupol vein in a 100–400 m wide north–northeast-trending corridor in the Central, Big Bend and South zones, where they comprise 10–25% of lithologies. The most common felsic dyke is aphanitic, with a weak to strong flow-banded texture. The secondary type of felsic dyke is weakly porphyritic. The two types often occur together, with the flow-banding adjacent to contacts and the porphyritic phase coring the dykes. Dykes have two main orientations: north to north–northeast with steep to sub-vertical easterly dips, roughly paralleling the vein system, or north–northeast with steep westerly dips, commonly occurring as splays off the first set. Individual dykes reach widths of as much as 70 m.

●
Obsidian and Perlite: dyke margins are commonly quenched with a 0.3–1.2 m rind of black obsidian. The obsidian-rich zone commonly grades outward to spherulitic perlite and/or a green, smectite-rich contact zone adjacent to the andesitic host rock. These zones likely represent areas of devitrified glass but also locally contain fault gouge and fault breccias.

Veins

The main vein system (Kupol structure) strikes north–south and dips steeply to the east at 75–90°. It is a linear fissure structure that contains local dilational jogs, sinusoidal sways, branches, anastomosing vein sets, and sigmoidal loop structures. The jogs often correspond to primary and second order dilational zones with resultant thickening of the veins and development of higher-grade shoots. The thickest portions of the vein, or local thickening, often occur at north–northeast- and north-trending left bends in the vein, defining sinistral jogs and resultant development of some second-order steeply-plunging mineralized shoots. Localization of the jogs may be a function of intersection of the vein structure with pre- to syn-mineralization structures.

Detailed mapping of the exposed areas indicates that locally the vein geometry can be quite complex with one or more larger veins hosted within a branching and anastomosing vein system. Within the Big Bend zone the mineralization is hosted within one main vein, in the South and North zone within multiple veins and in the Central zone within one to two principal veins, all hosted within a broader fault zone.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

Polyphase brecciation within the vein system is believed to be principally hydrothermal and phreatic, with only minor, later, tectonic brecciation. Tectonic breccia occurs as rock flour and minor gouge zones within or along the margins of the veins. As a generalization, there are low sulphide (<2% sulphide) and high sulphide (2–7% sulphide) veins and brecciated veins present in the system. The high sulphide veins carry the highest ‘bonanza’ grades. Multiple cycles of sulphosalt mineralization are present in the vein system as evident in the sulphosalt-rich banding.

Later cycles of quartz, including amethyst, commonly occur as open space filling and often have cockscomb, cockade to dogstooth textures. Quartz pseudomorphs of bladed calcite (lattice texture) are present throughout most of the deposit but are more prevalent in the north and near-surface.

Vuggy, drusy and frothy textures, representing a near-surface environment, are present in the North Zone between the Premola and North faults.

Subunits within the vein system that have been logged in core include:

●
Massive vein: consists of massive to sugary, very fine to fine-grained quartz. This unit often cores the colloform- to crustiform-banded veins and contains fragments of the sulphosalt-rich colloform-banded veins. Many veins were a late, low temperature, carbonate-rich phase that was subsequently recrystallized by quartz. Comb-textured amethyst is a relatively common component in the core of these veins.

●
Banded colloform and crustiform veins: have well developed cyclic banding of quartz + sulphides/sulphosalts with cryptocrystalline (chalcedonic) to fine-grained quartz. Cockade and lattice structures are common. Banded quartz, brecciated and healed by a lighter-coloured quartz phase, is included in this unit.

●
Vein breccia: consists of brecciated quartz veins, where the matrix comprises rock flour, sulphides, and/or vein fragments; this code was abandoned early in the 2004 program. Rocks with this description are now represented by a fault code in conjunction with a vein code.

●	Quartz breccia: brecciated quartz vein with the matrix comprised of dark sulphide-rich (pyrite with rare sulphosalts) quartz. This unit is principally a quartz-healed tectonic breccia.

●
Stockwork: stockwork-style vein mineralization contained either within the main vein or in the hanging wall or footwall of the system. Stockworked areas have multiple generations of crosscutting veining, with the veinlets commonly <10 cm wide.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

●
Stringer veining: similar to stockwork, but with sheeted, non-crosscutting veinlets. This unit forms haloes up to 55 m wide within and/or adjacent to the main vein system and may contain veinlets or veins of colloform, crustiform, and breccia character. The stockwork and stringer units require greater than 10% veining present in order for either of these codes to be used as a primary lithology designator.

●
Wall rock breccia: breccia in which veins contain >25% wall rock fragments and/or puzzle breccias of wall rock healed by quartz veins. The quartz infill commonly shows cockade, crustiform to colloform textures. Sulphosalt concentrations are generally very low.

●
Yellow siliceous breccia: brecciated vein and/or banded vein with fractures and rock flour filled with jarosite + quartz that give the rock a distinctive yellow hue. Jarosite commonly makes up 3–10% of the matrix. The unit was differentiated because it is common in the Big Bend and Central zones. It occurs down to a maximum depth of approximately 250 m.

7.3.2               Structure

There is an apparent displacement of the stratigraphy across the Kupol structure. However, the magnitude of the displacement is uncertain because there are no distinctive markers that can be correlated across the structure.

Based on previous structural studies (Rhys, 2004) it is believed that the vein emplacement occurred in a near pure extensional environment and thus the displacement across the main structure is likely a reflection of pre-mineralization tectonics. The occurrence of pre- and syn-mineral faulting is suggested by narrow (0.5–10 cm) zones of silicified, foliated cataclasites that parallel the Kupol vein within 10 m of it; these may be silicified fault gouges.

Pre-mineralization structural events have been largely overprinted by the vein(s) and dykes. It is inferred from the structural study that the Kupol structure has a significant tendency of east-side-down normal movement. On the basis of the structural studies, younger rocks are inferred to be present east and north of the Kupol structure. To the north the stratigraphy has been down-dropped by about 100 m to as much as 200 m, with the upper levels of the epithermal system and stratigraphy preserved. The stratigraphy to the east of the Sredniy–Kaiemraveem creek valley does not correlate with the stratigraphy to the west side of the creek.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

One pre-mineralization fault in the north (92340N), the North fault, has an apparent strike nearly orthogonal to the vein, an apparent vertical dip and does not offset the vein but down-drops the main ash tuff marker unit by as much as 40 m on the north side of the fault.

A set of steep syn- to post-mineralization northeast faults (trending 15° to 30°), which are commonly occupied by rhyolite dykes, do not appear to offset the vein structure. Several of these faults can be traced on satellite imagery for upwards of 20 km.

Post-mineral faulting consists of discontinuous zones of clay gouge and cataclastic breccias along the length of the vein structure. These zones are up to 1 m wide internal to the vein and 0.1–0.5 m wide along the margins of portions of the vein. The main post-mineral faults include:

●	The Premola Fault (92250N) comprises several strands of clay gouge and breccia up to 15 m thick that trend 300º and dip vertically. This fault dextrally offsets the vein at surface by 40 m.

●
The Far North Fault (92600N) has an apparent northeast strike and steep northwesterly dip with an apparent north-side-down displacement. This fault is inferred from the steep plunge of the top of the vein, the sharp break in the grade-times-thickness contours, rapid northward thickening of a sequence of strongly clay-altered rocks and disruption of stratigraphy across the fault. The down-drop along this fault is inferred to be from 100–200 m, and may be greater in some areas.

●
The South Fault (90700N) is steep, has a north–northwest orientation, a sinistral strike slip of 8–15 m and inferred north-side-up component of uncertain magnitude. It was identified in the stripped areas of the South and Big Bend zones.

●	A discrete, steep, east-west (80° azimuth) trending fault occurs at 90640N. This fault has an apparent dextral character and offsets the vein by approximately 7 m.

●
Several prominent sub-vertical, north-trending faults up to 8 m wide occur in the vein hanging wall between 92250N and 92600N. The easternmost, situated 60–90 m east of the vein system, displaces the main mark unit downward to the east by 20–40 m.

●	Additional similar faults are inferred to be present elsewhere in the hanging wall of the vein structure, but were difficult to correlate from section to section and thus not modeled.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

7.3.3              Alteration

There is a zonation of alteration types within the deposit area with distal propylitic alteration grading into proximal silicification, argillic alteration and potassic alteration. At the upper levels of the deposit, and in particular in the north above the vein zone, the alteration is predominantly argillic.

Weak to moderate propylitic alteration (chlorite–calcite + sericite + pyrite + epidote) occurs within 400 m of the Kupol structure, particularly in the hanging wall to the vein.

Clay alteration is often accompanied by pervasive and fracture-filling calcium carbonate and disseminated pyrite. The pyroclastic units are typically more strongly altered than the flow units. To the north, the clay alteration is particularly intense and is interpreted to be a steam-heated alteration (advanced argillic) zone at the top of the Kupol hydrothermal system; zones of vuggy silica, textural leaching and localized accumulations of massive pyrite accompany this alteration.

The clay–acid sulphate (jarosite–gypsum-rich) alteration zone continues to the south; this is indicated by a broad zone of intense, sulphate-rich, pyritic, clay alteration. Clay type varies by location with smectite–kaolinite dominant to the north and at shallower levels and illite–montmorillonite–smectite more prevalent in the hanging wall in the Big Bend zone. The rhyolite dykes are commonly weakly to moderately clay-altered.

There is a broad area of weak to moderate clay + sulphate alteration in the tailings basin southwest of the main deposit. The potential acid sulphate alteration occurs as jarosite-rich zones but more commonly as discontinuous, abundant gypsum stringer veins up to 15 cm wide. The jarositic zones are usually associated with fault or fracture zones. Clay alteration (smectite-kaolinite) is more prevalent in the pyroclastic units in this area.

Localized areas of vuggy silica and other acid leach textures were intersected in drilling in the tailings basin. Weak silicification occurs within the areas of stronger alteration within the basin. Several broad gossan zones are present within the tailings basin, reflecting zones of oxidation of disseminated pyrite, commonly within the andesitic flow units.

Alteration adjacent to the veins consists of silica, adularia and pervasive illite in the hanging wall and, to a lesser extent, the footwall volcanic units. In selected areas, the silicification extends up to 40 m from the vein. Near the surface, silicification–adularization (K-feldspar alteration) is commonly accompanied by a strong late sulphate-rich, yellowish-coloured jarosite.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

There is a broad chloritic zone at depth within the North, Central and Big Bend areas of the deposit. Within this zone, chlorite–pyrite + magnetite-rich bands and clots are present within the banded quartz veins. There is an apparent replacement of original sulphosalt bands and sulphidic breccia matrices with chlorite–pyrite and a partial re-crystallization of the fine colloform and crustiform quartz bands. These textures and mineralogical features may reflect a post-mineral thermal overprint.

Hematite is more abundant in the South zone and near the Premola Fault to the north, where it occurs as thin bands, clots and vug infill within the vein system, as fracture envelopes and as the matrix in breccias that cut the vein and wallrock. Hematite also occurs in pyroclastic units in the upper few metres of variably clay-altered ash tuff and occasionally in the matrix of coarser fragmental units deeper down in the stratigraphy.

Calcium carbonate (calcite) alteration is common, usually occurring pervasively in the matrix of the fragmental and flow units.

Iron carbonate (siderite and ankerite) is present in limited amounts.

Dolomite occurs within the vein and locally as a wall rock alteration in the northern portions of the deposit.

7.3.4              Oxidation

Weak to moderate oxidation occurs near surface within and adjacent to the mineralized zones. Oxidation is transitional with limonite, goethite, hematite, and hydrous oxides present along fractures, as breccia infill or as rinds and weathered rims to sulphides and iron-rich minerals. The oxidation level outside the ore zone varies from 25–40 m deep with local fracture-controlled oxidation to 300 m deep. The fracture-controlled oxidation within the ore zone extends to a maximum depth of 175 m below the surface.

7.3.5               Mineralization

Gold and silver occur as native gold, the gold–silver alloy electrum, in acanthite and silver-rich sulphosalts (stephanite and pyrargyrite dominant) in association with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz–adularia colloform and crustiform veins and breccias.

A longitudinal section through the mineralization is shown in Figure 7-2.

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Kinross Gold Corporation Kupol Gold Mine Chukotka Autonomous Okrug, Russian Federation NI 43-101 Technical Report

Figure 7-2: Longitudinal Section, Kupol Deposit

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Southern Extension / 650 Zone

The South Extension (650) Zone extends from the Kaiemraveem River at section 89525N to 90075N.

The 650 zone is characterized by quartz vein material with distinct olive-green quartz and a hematite overprint. Veins are commonly brecciated, not as well banded, and the quartz tends to be more sugary-textured and/or massive than is seen in veins to the north. The sulphosalts are slightly more fine-grained than in the Big Bend zone and, in general, there is more gypsum than in the vein systems observed to the north. There is no obvious zonation or strong base metal signature to suggest that the 650 zone is distal to the main mineralization pathways.

Silver to gold ratios vary from 7:1 to 30:1 with an average of approximately 12:1, which is similar to the rest of the Kupol deposit.

A moderate to strong acid sulphate alteration zone is defined over the zone from the Kaiemraveem River, in the south, to the South zone.

South Zone

The South zone, defined as the area between 90075N and 90700N, contains up to five significant veins that occur in a 40–70 m wide north–northeast-trending corridor. The veins are locally disrupted by a series of two to four rhyolite dykes up to 100 m wide at surface with a similar north–northeast trend. A large rhyolite dyke/flow dome complex cuts off the veins at 90100 N; this marks the southern termination of the South zone. The north end of the zone is defined by a northwest-trending fault and the start of the southward bifurcation of the main vein system.

A well-mineralized vein that occurs 60 m east of the main vein system is inferred to be the faulted southern extension of the Big Bend vein, and has been referred to as the “Offset Vein”; its extent is unknown.

As with the South Extension zone, the South zone is characterized by an abundance of olive-green quartz and two phases of hematite. The Offset Vein lacks the hematite-rich phases, is less brecciated, and has better developed crustiform banding than the rest of the South Extension zone veins, supporting the inference that the vein is the strike continuation of the main (eastern) South–Big Bend vein.

Preliminary petrographic and infrared spectroscopy (PIMA) studies indicate a mixed alteration assemblage similar to other areas of the deposit. The presence of kaolinite and boiling textures in the vein and at depth in holes KP03-46 and 42 suggest a relatively high stratigraphic position in the epithermal system.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

A northwest-trending sinistral fault cuts through the north end of the zone and offsets the main vein. Dyke and vein discontinuities that became evident during the modeling process indicate that additional faults likely disrupt the zone. Vein fragments in the rhyolitic polymitic breccia, coupled with discontinuities in veins across the dykes suggest that some assimilation of the vein by the dyke has occurred.

Figure 7-3 presents a cross-section through the South zone.

Big Bend Zone

The Big Bend zone has a strike length of 575 m. The north end of the Big Bend zone is defined by the location of a large rhyolite dyke that bisects the zone at Section 91275 N. Southwest-trending splays off the main vein structure at a sinistral fault at Section 90700 N define the south end of the zone.

The Big Bend zone consists of a single, large banded fissure vein with associated sheeted veining. This vein is divided into footwall and hanging wall segments by a 20–40 m wide rhyolite dyke that bisects the zone between 400 m to 550 m elevation. This dyke branches upwards into two to four smaller dykes that are primarily situated in the hanging wall of the vein system. There is no apparent difference in the grade of intersections on either side of the dykes.

The width of the Big Bend vein varies from 1 m to 22 m and is associated with a lower-grade stockwork/sheeted vein that is up to 30 m wide. Clay gouge, sheeted and stockwork veins, and small islands of wall rock occur locally within the main vein envelope.

Gold and silver mineralization exhibits remarkable continuity within individual vein intercepts and between sections. The surface exposure of the vein indicates very strong development of continuous sulphosalts-rich banding that helps explain the grade continuity. Gold and silver grades decrease significantly at 250–300 m below surface over the length of the zone. This reduction in grade at 300–350 m elevation is inferred to represent a precious metal deposition horizon; the controls on which are as yet not fully understood. Textures such as cyclic banding, open space filling, hydrothermal brecciation, cryptocrystalline quartz and partially replaced (by chlorite and pyrite) sulphosalt banding are present below this level, and to the level of the deepest drilling, which indicates that this area is still within the boiling level of the hydrothermal system.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 7-3: Cross-Section, South Zone, 90400 N

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Overall, the styles of mineralization are similar throughout the Big Bend zone, but within each vein intersection there are varieties of textural and mineralogical types that reflect local variability in hydrothermal brecciation/boiling events. The following five phases have been documented in surface exposures (Rhys, 2004):

●	Stage 1: early colloform-crustiform quartz-adularia phase containing sulphosalts bands

●	Stage 2: quartz-sulphosalt healed breccia containing quartz fragments in a dark, sulphosalts-rich matrix

●	Stage 3: quartz-jarosite breccia comprised of cream to yellowy massive quartz ± jarosite with variable fragments of banded quartz

●	Stage 4: massive white quartz that occurs in bands up to 4 m wide that anastomose through the core of the vein

●	Stage 5: cockscomb textured amethyst as a late open space filling

In general, the highest gold and silver grades are associated with Stages 1 and 2.

Gold and silver mineralization occurs as native gold, electrum, acanthite, freibergite/tetrahedrite, stephanite and to a lesser extent pyrargyrite and other sulphosalt minerals. Electrum and native gold is free and occurs adjacent to or within the silver sulphosalts and sulphides.

Kaolinite, illite, smectite, and montmorillonite are the dominant clay species with jarosite and minor gypsum present in the upper parts of the zone associated with the clays. Scorodite, after arsenopyrite, is associated with the jarositic fracture filling. A minor amount of chlorargyrite was noted in a single trench sample; it is associated with late jarositic fracture infilling. Adularia, sericite/illite, and clay (smectite + kaolinite) are the dominant alteration minerals associated with the multiple phases of quartz within the veins.

Quartz ranges in character from chalcedonic to finely crystalline; coarser comb-textured amethyst is locally present. Banded opaline quartz is virtually absent.

Figures 7-4 and 7-5 present cross-sections through the Big Bend zone.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 7-4: Cross-Section, Big Bend Zone, 91090 N

West
East
771 00E
772 00E
773 00E
KP03-053
KP03-151
KP03-111
KP03-103
KP03-143
KP04-201
KP03-054
KP03-056
21.4, 204.9 / 5.4m, 4.0m
32.2, 165.2 / 4.4m, 3.3m
45.2, 277.9 / 13.7m, 7.4m
33.8, 270.5 / 14.9m, 10.0m
37.4, 371.6 / 17.9m, 10.9m
20.7, 420.9 / 7.6m, 4.5m
35.4, 865.5 / 9.6m, 5.7m
9.3, 111.1 / 8.2m, 4.9m
21.0, 27.3 / 2.3m, 1.4m
600m
500m
400m
300m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Basalt
Mineralization
Veins + vein breccia
Stockwork / Sheeted Veins
Clay Zone
27.1, 430.4 / 23.8m, 22.4m
Au g/t, Ag g/t / metres, true thickness
Kupol Deposit
Section 91090N
scale 1 : 1,000
0m
50m
100m

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 7-5: Cross-Section, Big Bend Zone, 91277 N

West
East
34.7, 215.5 / 10.0m, 9.4m
KP03-068
KP04-190
KP03-004
KP04-226
KP03-006
KP03-071
8.7, 83.6 / 9.0m, 6.6m
40.1, 312.7 / 11.6m, 8.5m
85.0, 670.6 / 8.1m, 5.7m
71.2, 888.3 / 8.9m, 6.2m
14.0, 182.2 / 3.0m, 2.1m
45.3, 346.5 / 12.9m, 9.1m
28.4, 222.9 / 29.9m, 20.6m
17.9, 188.7 / 10.6m, 8.1m
30.5, 378.3 / 12.9m, 9.5m
600m
500m
400m
300m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Basalt
Mineralization
Veins + vein breccia
Stockwork / Sheeted Veins
Clay Zone
27.1, 430.4 / 23.8m, 22.4m
Au g/t, Ag g/t / metres, true thickness
Kupol Deposit
Section 91277N
scale 1 : 1,000
0m
50m
100m

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Central Zone

The Central zone covers an 825 m strike length of the Kupol vein structure, from 91275N to 92100N.

Mineralization in the Central zone is hosted within one to two veins, in contrast to the single vein in the Big Bend zone. These veins occur within a wider, lower grade, sheeted and stockwork zone. Shoot development in this zone appears to be related to dilatant jogs in the vein structure and is possibly related to junctions with northeast and/or northwest trending structures. Individual veins range in width up to 15 m but are commonly less than 5 m wide. The dip of the veins is shallower at 72–78º in the central and southern portions of the zone but steepens to the north. The main rhyolite dyke bisects the zone, into hanging wall and footwall vein segments; this is similar to the Big Bend zone. The dyke diverges to the northwest, away from the zone at approximately 91925N.

The shallower portion of the zone, between 500–600 m elevation, is bisected by a fault zone. Drill data indicate that mineralization exists at depth below this barren fault and dyke zone. This indicates that the high-grade mineralization continues north at depth from the Big Bend zone.

The zone is comprised of three high-grade shoots separated by lower grade zones, dykes, and faults. The high grade shoots range in length from 75–175 m, are defined to the 400 m elevation level, and are open at depth.

The Central zone, between 91300N and 91520N ranges in width from 5–30 m and is limited to the east by a 4–7 m wide rhyolite dyke. There is good continuity of grades within and along strike in where the vein was exposed in trenches, with the highest grades encountered at the south end of the vein and in the western, hanging wall vein.

Sparse drilling deeper in the main vein system encountered sub-economic but anomalous gold values in cyclic banded and chalcedonic quartz, suggesting the occurrence of boiling to at least 430 m below surface (240 m elevation).

Sulphosalt concentrations are generally lower in this zone and there is a higher percentage of pyrite, especially north of 91770 N. The precious metal-rich fluid pathways in the central and northern portion of the Central zone are more constrained.

Lower-grade crustiform and chalcedonic veining occurs adjacent to higher-grade sulphidic colloform-banded brecciated vein material. Banded, crustiform, opaline and chalcedonic quartz is more common in this zone than in the other zones and occurs to depths of up to 350 m below surface.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

The zone has a chlorite–pyrite metasomatic overprint at depth, which is similar to the deeper part of the Big Bend zone. This overprint starts at an elevation of approximately 560 m in the southern part of the zone and continues to below the 400 m elevation over the remainder of the zone.

Petrography of samples from near surface in the Central zone indicates similar mineralogy to the Big Bend zone, with a complex vein paragenesis.

Figure 7-6 is a cross-section through the Central zone.

North Zone

The northern end of the North zone at 92425N is defined by a point where the top of the vein system starts to gradually plunge northward under a cover of strongly clay-altered volcanic rocks. It is uncertain if the plunge is a function of a change in hydrothermal gradient (possibly due to paleo-topography) or fault controls. The southern limit at 92100N is defined by the start of the North zone high-grade ore shoot.

The vein system is laterally offset 40 m by the Premola Fault. Farther north, a second fault is inferred at about 92340N. Here, the Main Marker unit is down-dropped to the north by 50 m and the vein is displaced dextrally by up to 20 m. A third shallow dipping fault truncates the vein and a parallel rhyolite dyke at about the 100 m elevation on section 92400N.

Although up to five to six veins are locally present, the North zone is primarily made up of two main veins separated by up to 20 m of stockwork, with the east, hanging wall vein commonly wider than the west, footwall vein. These two veins coalesce near surface above 550 m elevation. A third vein, locally well mineralized, occurs up to 20 m west of the two veins between 92350N and 92470N.

Narrower (<2 m), occasionally gold-bearing, veins occur up to 50 m east of the main vein system. Exposure, through stripping, of the southern portion of the vein indicates a complex anastamosing vein zone up to 30 m wide with individual veins to 5 m wide.

Silver to gold ratios range from 5:1 to 15:1 in the east vein and 6:1 to 35:1 in the west vein. Grades are generally higher and more continuous in the east vein than in the west vein.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 7-6: Cross-Section, Central Zone, 91922 N

West
East
76900E
77000E
77100E
77200E
700m
700m
500m
500m
400m
300m
KP04-296
KP04-298
KP04-303
KP03-099
KP05-560
63.8, 426.9 / 5.0m, 3.2m
17.2, 143.1 / 16.8m, 9.6m
22.0, 400.5 / 9.9m, 7.2m
6.1, 18.9 / 4.6m, 2.8m
45.3, 1001.6 / 1.5m, 0.9m
6.7, 19.5 / 3.8m, 1.9m
48.7, 323.1 / 5.4m, 2.4m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Basalt
Mineralization
Veins + vein breccia
Stockwork / Sheeted Veins
Clay Zone
27.1, 430.4 / 23.8m, 22.4m
Au g/t, Ag g/t / metres, true thickness
Kupol Deposit
Section 91922N
scale 1 : 1,000
0m
50m
100m

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The textures and the character of the quartz and clay mineralogy, even at depth, suggest the intersection of the upper levels of a bonanza epithermal system. Lattice, frothy, vuggy and drusy textures at surface between the Premola and North faults suggest a vigorous boiling environment potentially close to the paleosurface or vadose zone. No consistent changes in silver-gold ratios are present to suggest a progressive change toward the roots of the boiling zone. Examples of high-level-style boiling textures present at depth and at surface include quartz pseudomorphing of bladed calcite, opaline quartz infilling of voids, crustiform chalcedony and multiple re-healed breccia phases. In general, there are less sulphosalts within this area than in the Big Bend zone.

Figure 7-7 is a cross-section through the North zone.

North Extension Zone

The two veins comprising the North zone continue northward, locally as one vein, under a cover of clay altered volcanics, to about 92750N where they pinch out. A second set of veins, 70–100 m east of the main vein system, continues northward from 92590N for about 360 m to 92950N. The eastern vein system comprises up to four veins up to 5m wide within a 10–20 m wide, north–northwest trending zone that remains open to the north and at depth.

The two vein systems are covered by a 100–150 m thick cap of intense kaolinite and montmorillonite-altered andesite pyroclastics and flows. This alteration zone manifests itself as a broad north-trending magnetic low that extends to the limit of the magnetic survey. No soil or rock geochemical anomaly is present over the zone. Minor stringer veins, with low gold and silver values occur in vuggy siliceous pyrite-rich veins within the lower levels of the alteration blanket and demarcate the start of the transition into the precious metal zone. Local areas of vuggy silica alteration are present within the clay alteration zone; this is further evidence of an acid-leach environment. The clay blanket, together with the presence of amorphous silica colloform banding, kaolinite and open space filling suggests that the veins occur in the higher levels of an epithermal system. The alteration above the veins is inferred to be the steam heated alteration zone at the top of the epithermal system (Hedenquist and White, 2005).

An inferred fault down-drops the two vein systems by 100–150 m between sections 92600N and 92725N. This is based on the rapid northward thickening of the overlying clay-altered cap and the steep northward plunge of the top of the main vein system at this point.

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Figure 7-7: Cross-Section, North Zone, 92352 N

West
East
76900E
77000E
77100E
77200E
8.8, 95.8 / 3.4m, 3.3m
12.3, 128.9 / 2.0m, 1.9m
TP92340
KP03-115
KP03-077
KP05-476
600m
20.8, 878.4 / 5.7m, 3.4m
20.0, 303.5 / 11.4m, 4.6m
9.7, 58.0 / 5.1m, 2.6m
500m
31.3, 330.3 / 30.5m, 18.9m
14.2, 156.6 / 17.6m, 8.9m
14.7, 88.7 / 4.7m, 2.3m
31.9, 322.0 / 13.7m, 7.5m
400m
KP04-287
6.6, 41.3 / 10.5m, 4.4m
28.5, 103.5 / 16.4m, 7.0m
16.0, 282.1 / 15.2m, 6.4m
31.3, 332.8 / 13.1m, 5.1m
KP04-261
8.7,37.9 / 6.8m, 2.9m
31.7, 484.3 / 20.6m, 8.0m
KP05-450
7.0, 35.3 / 7.5m, 3.0m
300m
KP04-286
Kupol Deposit
Section 92352N
scale 1 : 1,000
0m
50m
100m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Basalt
Mineralization
Veins + vein breccia
Stockwork / Sheeted Veins
Breccia Zone
Clay Zone
27.1, 430.4 / 23.8m, 22.4m
Au g/t, Ag g/t / metres, true thickness

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 7-8: Cross-Section, North Extension Zone, 93050 N

West
East
400m
400m
200m
200m
0m
0m
-200m
-200m
28.3, 239.1 / 13.6m, 7.7m
5.8, 17.4 / 3.5m, 2.0m
7.0, 172.3 / 3.0m, 1.9m
4.9, 213.4 / 9.6m, 5.6m
1.0, 15.2 / 0.8m, 0.4m
Lithology
Andesite - Basalt flow
Ignimbrite - Welded Tuff
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Basalt
Fault Zone
Mineralization
Veins + vein breccia
Stockwork / Sheeted Veins
Clay Zone
27.1, 430.4 / 23.8m, 22.4m
Au g/t, Ag g/t / metres, true thickness
scale 1 : 1,500
0m
75m
150m
Kupol Deposit
Section 93050NE

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Both vein systems are weakly chloritic and pyritic at depth (mostly below 250 m elevation). This may be due to thermal, and hence mineralogical, zonation within the deposit or a late overprint, similar to that noted in the Central and Big Bend zones.

Figure 7-8 is a cross-section through the North Extension zone.

7.4                  Prospects

7.4.1               Vtoryi

The Vtoryi I and Vtoryi II veins are located southwest of the South Extension zone and have been traced through drilling over strike lengths of 775 m and 700 m respectively. Figure 7-9 shows a cross section of the Vtoryi II Zone. Both veins average less than 1 m in width, strike northwest, dip at 55° to 70° to the west, are polymetallic (sulphide-rich), discontinuous, and silver-rich. Vtoryi II contains significant quantities of gold and silver, while Vtoryi I returned only anomalous gold values with higher silver grades.

The Vtoryi II vein appears to be of an intermediate sulphidation character because it contains up to 10% combined chalcopyrite, low Fe-sphalerite, pyrite, and galena in crustiform to colloform bands. These minerals tend to be coarse-grained and occur in combination with highly variable amounts of acanthite, electrum, and pyrargyrite (?) + other sulphosalts. The higher-grade intervals tend to be well-banded but with only one or two, early, bands of polymetallic-precious metal mineralization present. These minerals commonly occur in association with medium-grained adularia.

Silver–gold ratios along strike of the vein are highly variable, ranging from 1:1 to 1586:1, with an average of 147:1.

Bladed calcite replacement (lattice) textures indicate boiling within the vein zone. Well-developed lattice textures present in drill hole KP05-557, at the southern limit indicate the potential for continuation of the hydrothermal system to the south, where it may link up with the main Kupol structural trend.

Vtoryi II consists of a single main vein with minor anastomosing splays. The vein has been disrupted by post-mineral faulting parallel to subparallel to the host structure, as reflected by the abundance of clay-rich gouge zones, vein breccias, and vein fragments in the gouge zones. Gouge, fractures, and fault zones were used to identify the Vtoryi II structure where the vein had necked or pinched out. There is an apparent disruption of the stratigraphy across the upper levels of the structure that suggests the possible presence of a fault. This fault does not appear to disrupt the vein, suggesting it may be pre-mineralization, but it may play a role in location of mineralized shoots; its location corresponds with the upper limit of the high-grade shoot.

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Wallrock alteration is variable in intensity and strength. It is manifested as a bleaching of the host lithologies in the hanging wall (and in some cases, footwall) due to the alteration of component minerals to clay, sericite, adularia and/or silica. Alteration tends to be restricted to within 4–12 m of the vein, with the exception of the more porous fragmental units where the alteration extends for up to several hundred metres outwards from the zone.

The highest-grade intersection on the Vtoryi I structure is associated with a narrow stibnite-rich vein.

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Figure 7-9: Vtoryi II Zone – Cross Section 250 N

SW
NE
KP05-627
KP05-525
KP05-574
KP05-571
500m
500m
1.1, 132.1 / 2.0m, 1.7m
93.4, 3288.3 / 0.9m, 0.8m
400m
400m
KP05-513
67.6, 138.9 / 0.5m, 0.4m
Kupol Deposit
Vtoryi II Zone
Section 250N
300m
scale 1 : 1,000
0m
50m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Basalt
Mineralization
Veins + vein breccia
Stockwork / Sheeted Veins
Fault
Clay Zone
27.1, 430.4 / 23.8m, 22.4m
Au g/t, Ag g/t / metres, true thickness

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8.0                  DEPOSIT TYPES

The Kupol deposit is considered to be an example of a low-sulphidation epithermal deposit.

The type description for low-sulphidation epithermal deposits below is abstracted from Panteleyev (1996).

Low-sulphidation epithermal deposits are high-level hydrothermal systems, which vary in crustal depths from depths of about 1 km to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets, and hydrothermal and tectonic breccias can act as mineralized-fluid channelling structures. Through-going, branching, bifurcating, anastomosing and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 m to 350 m interval, from a base metal poor, Au–Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal-rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones grade from Au–Ag–As–Sb–Hg-rich zones to Au-Ag-Pb-Zn–Cu-rich zones, to basal Ag–Pb–Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite–illite–kaolinite assemblages. Kaolinite illite–montmorillonite ± smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite–alunite (advanced argillic alteration) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and along the deposit margins.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Features that classify the Kupol deposit as a low-sulphidation epithermal-style deposit include:

●	Vein was emplaced in a predominantly extensional environment, vein is associated with regional through-going structure;

●	Presence of chalcedonic and opaline quartz (low temperature cryptocrystalline to colloidal quartz);

●
Mineralization is hosted in multiphase colloform- to crustiform-banded quartz–adularia veins and polyphase breccias; well developed cyclic banding of quartz + sulphides–sulphosalts with cryptocrystalline (chalcedonic) to fine-grained quartz; cockade and lattice structures are common;

●	Gold occurs within or is rimmed by sulphosalts and free within the quartz;

●
Sulphide assemblages are dominated by pyrite. Russian studies indicate the presence of very fine-grained arsenopyrite, stibnite, silver-rich tetrahedrite, (freibergite), acanthite, stephanite, and pyrargyrite;

●
Zonation of the alteration within the deposit area with distal propylitic alteration grading into proximal silicification, argillic alteration and potassic alteration; above the deposit in the north area an advanced argillic cap has developed;

●	Fluid inclusion studies that show homogenization temperatures for vein samples that range from 160–260°C;

●	Silver-gold ratio of 12:1.

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9.0                  MINERALIZATION

Gold and silver occur as native gold, the gold-silver alloy electrum, in acanthite and silver-rich sulphosalts (stephanite and pyrargyrite dominant). Gold and these minerals occur with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz-adularia colloform and crustiform veins and breccias.The predominant gold and silver minerals of the Kupol deposit are electrum, native gold, silver-rich tetrahedrite (freibergite), acanthite, and a variety of sulphosalts. Stephanite and pyrargyrite are the dominant sulphosalts. Traces of selenium-bearing sulphosalts and naummannite are present. Visible native gold or gold–silver amalgams are common throughout the deposit but rarely exceed 3 mm in size.

Pyrite and marcasite are ubiquitous, and are accompanied locally by chalcopyrite. Base metals occur throughout the Kupol vein; however, there is not a noticeable transition from precious to base metal-rich mineralogies at depth.

Polymetallic mineralization present in the veins to the southwest of the main vein system (Vtoryi veins) may reflect a different source of hydrothermal fluids or lateral zonation of fluid chemistry out from the main structure. These veins have silver–gold ratios that range from 1:1 to 1,500:1.

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10.0                EXPLORATION

Exploration commenced on the Project in 1996, and has been continuous since that date. Exploration has primarily been undertaken by Bema or Kinross, or by contractors (e.g. airborne geophysical surveys, hydrological surveys and geotechnical studies).

10.1                Grids and Surveys

The property grid is a Russian local grid system; it replaces the Gauss Kruger (Pulkovo 42) datum used in 2003. Grid lines are oriented east–west, perpendicular to the average strike of the deposit.

The Kupol area is covered by Russian State non-classified topographic maps at 1:200,000 and 1:100,000 scale and by classified maps at 1:25,000 scale. An area of 8 km2 around the Kupol deposit was surveyed in detail to create a 1:2,000 scale map with 2 m contour spacing. A survey control net, lain out in local grid coordinates with a classified origin, is tied to the regional survey control points. Most control points were shot in 2000; additional survey control points were added in 2003. These points are used by exploration and engineering/construction for survey control.

The topography map is constantly revised to reflect the actual topographic surface as defined by data such as topographic surveys, drill hole collar and trench locations.

For the purposes of mineral resource and mineral reserve estimation, a topographic surface (created in GEMS software, exported to DXF) covering the area within 88500N and 93500N, 75500E and 77800E was created. The data used includes:

●	Points from digitized quad maps (5 m contour intervals) and detailed Russian surveys compiled by Design Alaska in 2005;

●	Trench/channel surveys from 2003–2005;

●	Surveyed collar locations.

Top of bedrock surface was created using a similar method as was used to create the topography surface. Data used includes:

●	Points from digitized quad maps and detailed Russian surveys (compiled by Design Alaska in 2005) dropped by 4 m. Points in this data set within drilled or stripped areas were removed;

●	Trench/channel surveys from 2003–2005 (dropped 0.25 m);

●	Bottom of overburden from drill holes.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

10.2                Geological and Structural Mapping

Geological and structural mapping have been completed at regional (1:50,000 scale) to prospect-scale (1:4,000 and 1:5,000 scale) to detailed scale (1:50 scale). Map results were used to identify areas of quartz veining, silicification, and alteration in outcrop that warranted additional work. A revised geology map of the property utilising surface and borehole information was recently completed and is included as Figure 10-2.

10.3                Geochemistry

Geochemical surveying at 1:10,000, covering 7.8 km2, and completed over the Kupol vein area prior to 2003, defined the deposit area as a gold, silver, arsenic anomaly with locally anomalous areas of mercury, lead, zinc and antimony. Figure 10-1 shows the soil geochemistry in the Kupol deposit area.

Figure 10-1: Kupol Soil Geochemistry Showing Ag and Au Anomalies in the Deposit Area

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 10-2: Kupol Deposit Area – Geology Map

# Kupol

N
W
E
S
Kupol
Legend
DDH
DDH proposed
Vein
veinlets
metasomatism
breccia
Fault
Basalt
Rhyolite
Lapilli tuff
Felsic-Intermediate Fragmentals_46
Adesibasalt_15
Andesite
Ignimbrite
Q3
Q4
Pyroclastics - undifferentiated Tuff
KINROSS
Meters
1 centimeter = 50 meters
GSC: WGS 1984 Projection: UTM Zone 59N

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10.4                Geophysics

Magnetic and resistivity surveys were also completed over a similar area to that tested with geochemical surveying, with initial 100 m x 20 m grids followed by detailed 25 m x 5 m and 20 m x 5 m grids, respectively. Magnetic surveying was performed using a Geometries Proton G858 magnetometer. This work defined the deposit as an area of magnetic low response and higher apparent resistivity.

In June 2009, an aeromagnetic survey was performed by the Geological-Geophysical Company LLC of Moscow. The survey consisted of 3,140 linear km of towed bird total magnetic intensity measurements using an MI-8 helicopter with the sensor towed at a nominal 200 m AGL. Line spacing was 100 m with 1,000 m tie lines. Preliminary results verified the major features seen in previous ground magnetic surveys, including the pronounced N-S magnetite destructive zone that hosts the Kupol deposit. Numerous, often multiple caldera structures are seen as well as several episodes of faulting. The results with interpretation are shown in Figure 10-3.

Figure 10-3: June 2009 Aeromagnetic Survey Data with Interpretation

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

10.5                Pitting and Trenching

To expose the vein systems prior to generating drill targets, large areas of the Kupol vein were stripped, mapped, and channel sampled. Stripping comprised removal of surface debris, either manually, or by mechanical methods, and the resulting surfaces were pressure washed for maximum outcrop exposure.

A total of 52 trenches (5,305.82 m) were excavated in the period 1998–2003 by Russian teams. In the same period, 97 channels were sampled (2,694.30 m).

During 2004, exposures were channel sampled along east–west lines at 5–10 m spacing over a 4,680 m2 area. Channels were cut using a diamond rock saw, and samples were chiselled from the cut and collected into plastic sample bags. The start and end of each sample was surveyed. A total of 87 channels were taken (698.89 m), and two trenches (225.53 m) were excavated. In 2005, a total of 18 trenches (1,872.3 m) were excavated, and 96 channel samples were (1,812.94 m) taken. Results were used to identify areas of grade and vein continuity and target drill holes.

During 2006, surface stripping of the Kupol vein outcrop was completed in the South zone. All veining that was feasibly accessible from the surface was at that stage stripped and channel sampled, generally on a spacing of 5 m between sample lines. The stripping extended to a southern limit of 90,300 N. A similar sampling methodology to 2004 was employed, and the start and end points of each channel were surveyed.

10.6                Drilling

Drilling on the Project is discussed in Section 11 of this Technical Report. To date the vast majority of drilling had been completed in known ore zones or along strike or down-dip at Kupol.

10.7                Bulk Density

Bulk density determinations are discussed in Section 12 of this Technical Report.

10.8                Petrology, Mineralogy and Other Research Studies

A number of petrographic, mineralogical, fluid inclusion and paragenetic studies have been undertaken by Russian workers.

The deposit has also been the subject of a number of published refereed papers and conference presentations.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

10.9                Geotechnical and Hydrological Studies

A geotechnical assessment (Langston, 2007) made recommendations for standard ground support and routine cable bolting. Radford Langston was engaged to provide further geotechnical input and delivered a report in late 2009 (Langston, 2009). Among the 2009 recommendations were improved scheduling for sublevel extraction taking into account frozen ground conditions, more precise termite drilling to avoid  breaching into the hanging walls with sublevel drifts, and the development of a system for collecting geotechnical information from logging of both surface and underground drill core with management of the data for use in mine planning purposes. Langston also suggested assurance of compressive strength of sill mats for stability, adoption of primary and secondary slot and fill mining where wall stability is an issue, development of a method of recovering stope panels beneath sill mats, upgrade of ground support in sublevel drifts, implementation of smooth wall blasting techniques with no blast holes drilled outside of contacts, and the use of programmable electronic detonators.

10.10              Exploration Potential

10.10.1   Satellite Properties

For the purposes of this Technical Report, satellite properties are defined as properties that are outside the main Kupol mine license, but in sufficiently close proximity to the mill that mineralization identified on the properties would be treated through the Kupol plant.

10.10.2   East and West Kupol Licenses

On 27 August 2010, Kinross completed its agreement with B2Gold Corp. to acquire B2Gold’s rights to an interest in the Kupol East and West exploration license areas adjacent to the Kupol mine site, further consolidating the Company’s interests in the area.

Information discussed in this subsection is derived from public-domain disclosures made by B2Gold (Crowl, 2007; B2Gold, 2009a, 2009b and 2010), and have not been verified by the QP. Mineralization discussed may not necessarily be indicative of the mineralization, mineral resources and mineral reserves of the Kupol deposit.

Exploration in the regions of the Kupol East and West licenses was conducted by Anyusk State Mining and Geological Enterprise prior to 2007 and followed a multi-stage approach, similar to techniques used in Canada. Systematic exploration was spurred by the discovery of the Kupol deposit in 1995; continuations of the Kupol structure continue to the north and south in the Kupol West license. All work conducted by the Russian state survey teams was conducted in accordance with Russian norms for Russian exploration projects. Figure 10-4 shows the anomalies identified on the Kupol East and West licenses.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

During 2007–2009, B2Gold completed geological mapping, soil sampling, ground geophysical surveys, trenching and diamond drilling, which identified significant low-sulfidation Kupol-style alteration along the main Kupol structure and well-defined gold anomalies in the Moroshka basin. Drilling was carried out by B2Gold on the Moroshka target.

The B2Gold work was re-analyzed during 2010 and 2011, resulting in targets to be followed up with sampling, mapping and drilling in 2011 and 2012.

Figure 10-4: Anomaly Map, Kupol East and Kupol West Licenses

Note: Figure sourced from B2Gold, 2009b.

West Kupol License

The main prospect in the license is currently the Kupol North target, which is defined by the northern extension of the magnetic susceptibility low that continues north for approximately 900 m beyond the area drilled on the Kupol deposit. Drilling intersected extensive clay alteration under an ignimbrite cap and at depth in the more porous pyroclastic horizons. Broad zones of narrow quartz, quartz–carbonate and quartz–amethyst veining were encountered at depth with individuals banded veins to a maximum intersected width of 0.70 m for individual veins.

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During 2009–2010, drilling in the West Moroshka prospect intersected mottled to banded quartz containing pyrite, marcasite, silver sulphosalts, sphalerite, pyrargyrite and acanthite, within a northerly trending system of gold-bearing quartz veins, about 4 km east of the Kupol Mine. Drill holes encountered a series of steeply east-dipping epithermal quartz veins over a width of 140 m within a broad zone of sheeted quartz veinlets and alteration in basaltic andesite flows and andesite agglomerates. The veins were intersected over a north–south distance of 190 m at 45 m to 220 m below surface.

Additional exploration targets include magnetic intensity lows and areas of quartz veining at Star, B5, TB2, Offset, Dublon, and South Kupol prospects, and co-incident gold–silver–arsenic and epithermal pathfinder soil geochemical anomalies at the Dubonnet and Avgusteishy prospects.

East Kupol License

Drilling, sampling and geological mapping of the Prekup, Tokai, and Kak prospects indicated the presence of silicification, sericite, acid sulphate (jarosite) and clay alteration, together with quartz veining that may be indicative of epithermal-style veining at depth. Anomalous gold and silver values were returned from silicified material at the Killer Bunny target; the silica-altered zone is about 2.3 km long, and as wide as 500 m, and warrants additional exploration.

10.10.3   Dvoinoye Deposit and Vodorazdelnaya Property

In 2010, Kinross received approval from the Russian government to acquire 100% ownership of Dvoinoye, classified by the government as a strategic deposit. As a result, on 27 August 2010, the Company completed its acquisition of the Dvoinoye deposit and the Vodorazdelnaya property. At year end 2010, Dvoinoye’s NI 43-101 mineral resource estimates were indicated mineral resources of 1.047 million tonnes at 31.48 g/t Au containing 1.059 million oz and inferred mineral resources of 0.645 million tonnes at 19.47 g/t Au containing 0.404 million oz.

The Dvoinoye property location is shown in Figure 10-5.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Figure 10-5: Dvoinoye Deposit Location Map

A scoping study on the Dvoinoye project was completed in January 2011. The scoping study is based on developing Dvoinoye as an underground mine with a life of at least eight years, and an average output of approximately 900 tonnes per day from 2013 through 2020. Dvoinoye ore will be processed at the Kupol mill and is expected to allow an increase in mill throughput to approximately 4,000 tonnes per day, requiring only minor modifications to the mill. Batch processing is proposed, using one week of Dvoinoye feed and three weeks of Kupol feed per month. The average gold grade of Dvoinoye feed is expected to be approximately 17.5 g/t. Initial capex for the project is estimated to be approximately $300 million. Processing of Dvoinoye ore at Kupol is targeted to commence in the second half of 2013.

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Permitting is proceeding as planned, and as previously disclosed, the five-year exploration plan for Dvoinoye, including an exploration decline, has been approved by government authorities. Exploration drilling is expected to continue at Dvoinoye in 2011 to further define resources and reserves and assist with engineering and hydrology studies in support of a pre-feasibility study, scheduled for completion in the third quarter of 2011, and a feasibility study, scheduled for completion in the first quarter of 2012. Key project development milestones for 2011 include construction of the mine portal, exploration decline development, and construction of additional facilities and infrastructure.

Historic work on the Vodorazdelnaya property, a 975 km² exploration license that surrounds the Dvoinoye mining license, has identified targets that may warrant further exploration, seen in Figure 10-6.

Figure 10-6: Dvoinoye Deposit Geology and Targets

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10.11	Comment on Section 10

In the opinion of the QP, the exploration programs completed to date were appropriate to the known deposit mineralization styles, delineated a significant epithermal gold–silver deposit, and continue to develop the exploration potential of the Project.

There are reasonable prospects for future exploration and drilling programs being able to add to the known mineralization, and potentially to add to the mineral resources.

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11.0	DRILLING

Drill campaigns completed between 1998 and 2010 comprised 2,080 surface and underground core drill holes, totalling 305,611 m.

A drill hole location plan is presented previously in Figure 10-2.

Table 11-1: Drill Hole Summary Table

Year	Number of Drill Holes	Number of Metres
Surface
1998	2	160
1999	7	741
2000	12	1,509
2001	5	593
2003	166	22,256
2004	309	52,828
2005	197	47,744
2006	90	28,326
2007	14	2,489
2008	42	12,325
2009	59	14,484
2010	145	49,218
Subtotal	1,048	232,673
Underground
2007	97	5,574
2008	232	15,568
2009	306	23,386
2010	397	28,430
Subtotal	1,032	72,958
Grand Total	2,080	305,631

Drill programs have been completed primarily by contract drill crew, supervised by geological staff of the Project operator at the time. Programs referred to by company name acted as the Project manager at the time of drilling, and were responsible for data collection.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Drill data collected prior to the Bema/Kinross involvement in the Project in 2003 is referred to as “legacy” data.

11.1	Drilling Methods and Equipment

There is no information available on the drill types and contractors used for the pre-2003 drill programs.

Bema employed Longyear 38, Longyear 44 and Russian CKB-4 and SKB-4 drills. The Longyear rigs drilled PQ (85 mm), HQ (63.5 mm) and NQ (45 mm) diameter core; the Russian rigs drilled NQ diameter core. Four drill rigs were operated by Boart Longyear; these were partially staffed by Boart Longyear-trained Russian drillers. Two drills were operated by personnel from The Anyusk State Mining and Geological Enterprise and fully staffed by Russian crews, with the exception of a Boart Longyear trainer.

Kinross employed, at various times, a Longyear 38, Longyear 44, Longyear LF-90 and Christensen C-10 rigs for surface drilling, operated by Anyusk State Mining and Geological Enterprise, Boart Longyear and Eastern Drilling Company. Core diameters drilled included PQ (85.0mm) surface casing and HQ (63.5mm) whenever possible, reduced to NQ (47.6mm) when geological or technical conditions dictated.

Underground definition drilling was performed by Kinross underground mining staff, and Dukat Mining and Geological Company employing Diamec 262 drills producing NQ and BQ (36.4 mm) diameter core, and by Kinross underground mining staff using a Termite drill (AW diameter, 48.4 mm).

11.2	Logging Procedures

There is no information available on the logging procedures used for the pre-2003 drill programs.

A quick log for each Bema drill hole was completed by the drill rig geologist responsible for that drill hole prior to the core being transported to the core shed for detailed logging.

Detailed logging was conducted by university-trained, professional Russian geologists onto paper forms. Logging recorded lithology, alteration, presence of visible gold, mineralization, sulphides, weathering, vein types, textures and intensity, magnetism, structure and bedding. Predominant fracture orientations, fault attitudes, and fault gouge zones were recorded by the geologists in the detailed logs.

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Total core recovery, rock quality designation (RQD), rock strength, length of broken zone, percentage of weak rock and fracture counts for all were routinely recorded by geotechnicians.

All core was photographed while dry; however, sampled intervals were also photographed while wet.

11.3	Collar Surveys

A local grid system is the official datum for the Kupol project. All surveying is conducted using this datum. The control points used were those established in 2000 by the Russian surveyors and in 2003 by Design Alaska (Fairbanks, Alaska).

In 2003, the Gauss-Kruger geodetic system was used as the official datum. Prior to the 2004 drilling campaign, all coordinate data was converted from Gauss-Kruger to local grid.

All surveying was conducted by qualified Russian surveyors. Drill hole collar locations were preserved with four-inch PVC pipe branded with the drill hole name that was placed immediately after the drill rig pulled off the setup.

During 2003, Surveyors surveyed every drill hole and trench soon after completion using conventional theodolite and survey rod instrumentation. The collar locations were hand-calculated and were reported with coordinates represented in the local grid datum and in the Gauss-Kruger (Pulkov 42) geodetic system.

In 2004, all preserved collars (~90%) were surveyed using a total station survey instrument and reported in local grid coordinates.

In 2005, surveys were performed using a Trimble total station device connected to an HP data collector. Survey point coordinates, expressed in local grid, were calculated automatically by the instrument. The drill hole collars were surveyed while the drilling was in progress. Points on the rig set up were also surveyed in order to determine the drill hole orientation at the collar. The final collar coordinate and the azimuth of the drill hole were calculated automatically by the device; the inclination was calculated in a spreadsheet using trigonometric functions.

11.4	Downhole Surveys

Downhole surveys were measured using a Reflex EZ-Shot electronic solid-state single shot instrument. Survey data were taken at initial downhole depths of 25 m and 50 m, and thereafter at 50 m downhole intervals to the end of hole. Survey data were read from the instrument, entered onto paper slips, and subsequently entered into a spreadsheet.

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In early 2010, a DeviFlex borehole inclinometer tool was received at the mine. The tool is a non-magnetic electronic multishot instrument and was implemented in routine surface drilling programs for all holes in 2010. It uses three accelerometers and four strain gauges to calculate inclination and change in azimuth.

Downhole survey readings that were clearly erroneous were excluded from the database; the physical record is preserved. Several holes lack downhole surveys due to caving, abandonment or a lack of instrumentation.

11.5	Recovery

Core recovery varies by location. Recoveries in the mineralized zones range from 3% to 100%; the average is 96.3%. Drilling muds and polymers were used extensively to enhance recoveries.

11.6	Underground Drilling

Drill fans were spaced 10 m apart with 4–5 holes per fan designed to penetrate the vein every 15 m vertically on dip, or in the center of each stope panel. Drill recovery was >90% overall with very few instances of poor vein recovery.

A Reflex E-Z Shot downhole digital magnetic recorder measured uncorrected azimuth, dip, temperature, and local magnetic field. Mine surveyors surveyed the collar co-ordinates using a Trimble total station device with a data collector, noting local coordinates, azimuth, and dip of each hole after it was drilled.

Geological drill logs included header, survey, recovery, RQD, structural, mineralogical, and lithological information.

11.7	Grade Control

Shallow trenches comprise the primary grade control method for the Kupol open pit.

Nominal trench spacing was 5 m along strike on the vein. In July 2008, trench spacing was changed to 10 m spacing except in geologically complex areas, where it remained at 5 m frequency. A Komatsu 750 excavator or a Komatsu 375 dozer scraped a shallow trench through the sub-drill or overburden to bedrock.

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A sampling crew led by a mine geologist cleaned the trench floors with shovels, picks, and/or a blowpipe to prepare the trench for geological logging and sampling. The geologist used a form similar to a core log to record the lithology, vein type, mineralogy, structure and sample intervals with codes similar to the underground definition core logs. The geologist spray-painted and identified the sample intervals and lithology codes, and in most cases painted a line down the centerline of the proposed sample. The sampling crew collected samples either by moiling them with a hammer and chisel, or with a pavement breaker attached to a portable compressor.

11.8	Kupol Deposit

Average drill hole spacing in the core of the open pit is about 10 m x 10 m. Drill hole spacing increases with depth as the number holes decrease and holes deviate apart. In the underground portions of the deposit, drill spacing is 10 m x 15 m in the developed areas and as widely spaced as 50 m x 100 m.

A summary table showing typical drill intercepts is included in Table 11-2. Drill hole locations supporting the mineral resource estimate are shown in Figure 10-2. Examples of the drilled width intersections with corresponding assay composite grades are included in the deposit cross-sections in Section 7 (Figures 7-3 to 7-8).

Table 11-2: Drill Intercept Summary Table

Zone	DH#	From (m)	To (m)	Au (g/t)	Ag (g/t)
BB	UG-356	36.4	45.6	22.83	254.8
	KP04-182	219.1	228.6	16.51	235.3
CZ	UG-731	40.5	48	15.81	241.3
	KP04-302	130.1	137.7	9.82	198.1
NZ	KP10-861	484.8	491.3	5.7	136.5
NE	KP10-900	395.5	409.1	7.68	70
SZ	UG-794	51	63.9	16.83	113.1
	KP03-046	299.8	308.8	4.13	127
SE/650	KP08-758	163.1	170.3	12.17	229.9

Table 11-3: Vein Thickness Summary Table

Zone	True Thickness*Average	Min. (m)	Max. (m)	Horizontal Average Thickness (m)	Min. (m)
Big Bend	4.82	0.25	15.5	4.85	0.25
Central	3.81	0.29	19.33	3.92	0.3
North	3.23	0.19	17.44	3.23	0.19
South	2.54	0.11	14.35	2.55	0.11
Note: * Includes all splays and secondary veins.

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11.9	Comment on Section 11

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs between 1998 and 2010 are sufficient to support mineral resource and mineral reserve estimation as follows:

●	Core logging meets industry standards for gold and copper exploration;

●	Collar surveys have been performed using industry-standard instrumentation;

●	Downhole surveys, where taken, were performed using industry-standard instrumentation;

●	Recovery data from core drill programs are acceptable;

●	Geotechnical logging of drill core meets industry standards for planned open pit and underground operations;

●
Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

●
Drill orientations for the various zones at Kupol are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area;

●
Drill orientations are shown in the example cross-sections (Figures 7-3 to 7-8), and can be seen to appropriately test the mineralization. The sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades;

●	Drill hole intercepts as summarized in Table 11-2 appropriately reflect the nature of the gold mineralization; and

●	No factors were identified with the data collection from the drill programs that could affect mineral resource or mineral reserve estimation.

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12.0	SAMPLING METHOD AND APPROACH

As regional exploration data are not used to support the mineral resource estimation at Kupol, and have been superseded by the channel, trench and drill data available, sampling methods and approaches for these data are not discussed.

12.1	Channel and Trench Sampling

In excavated trenches, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across the sample channel to ensure that there was no sampling bias based on rock softness or fracture density.

Channel edges were cut using a diamond rock saw, and the samples were chiselled from the cut and collected into plastic sample bags. Sample intervals were marked with metal tags.

The protocol is to attempt to cut intervals that are 5–6 cm wide x 5 cm deep to approximate a core sample using air tools or hammer and chisel. The geologist places tags in the bags, lays the bags next to the sample interval weighted down with a rock and supervises the sampling process. The geologist writes up a submittal sheet, picks up standards and blind pulp re-runs at the office, and drives the samples to the laboratory the same day, or to the ovens if they are wet and need pre-drying.

Geologists collect field duplicates from each trench and from each face. The geologist may select any sample as the duplicate as long as it is coded as vein. The duplicate is offset approximately 30–50 cm along the dip of the vein stratigraphy underground, and in the trenches, approximately 10–30 cm horizontally along strike. Field duplicates receive a pre-printed tag in the same number series as the other samples and remain blind to the laboratory.

12.2	Core Sampling

Drill core was delivered from the drills in covered wooden boxes to a logging and sampling facility. Core was two-thirds split using a diamond saw; the remaining third was returned to the core box as a permanent record. The rock saw core jig was calibrated to ensure that an even two-thirds split was taken of the core for both HQ-and NQ-sized samples. In broken core, sampling was performed using a metal divider and spoon.

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The minimum sample length was 0.25 m for HQ diameter core and 0.30 m for NQ diameter core. Generally, the maximum sample length was 1 m. Mineralized zones were bracketed by a minimum of 1–3 m of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Sampling intervals were determined, marked up, and tagged by the Russian geologists. The intervals were based on geology (lithology, mineralogy, texture and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. Core was manually oriented to ensure that the core was consistently split and that there was no sample bias.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a white sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape. Field duplicate samples were created by cutting the two-thirds split into two one-third sections; both samples were sent for analysis.

12.3	Definition Drill Sampling

Definition drill hole sampling is whole-core with no sawing or splitting. The advantage is that sample support is larger and a source of sampling bias through splitting or sawing is eliminated. Core boxes are cleaned out and reused. After bagging the samples, blanks/reference standards and previously assayed blind pulps are inserted into the sample submittal.

RC sampling was introduced in the open pit to assist with grade control, and is undertaken in addition to trenching. The protocol is to sample every metre that is drilled. The driller notifies the sampler of the need for the bucket to be removed from under the cyclone by activating a bell. When the bell sounds, the bucket is removed and replaced with an empty clean bucket. The full sample bucket is split through a splitter to produce a 50:50 split. The sample from one of these trays is then split again to produce a 25% sample. The sampler places tags in the bags and collects cuttings into a bag. The geologist writes up a submittal sheet, picks up standards and blanks at the office, and drives the samples to the laboratory the same day for analysis.

12.4	Underground Sampling

Chip channel sampling is the basis for underground production grade control and reporting. The geologist follows a procedure for each face according to a detailed written protocol, which includes a face sketch, depiction of painted instructions, temporal, spatial, and other information adequate to form a complete record of the face.

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Sampling equipment includes a chipping hammer powered by a truck-mounted diesel compressor attached to a 1” air hose. The geologist inserts a sample ticket from pre-printed books into each bag and the bags are laid on the ground in order, or opposite each sample interval.

Sampling always occurs from the footwall to the hanging wall. The geologist paints a level sample line on the face at 1 m above the ground and the objective is to make the line disappear during sampling. This methodology approximates a 5 cm x 5 cm channel sample. Geologists break samples on the same criteria as the core sampling, and at the same maximum and minimum lengths.

12.5	Density/Specific Gravity

A program to determine the in-situ bulk density (specific gravity) of major vein and non-vein rock types was conducted at the Kupol site during 2003–2005. Testing was performed by Bema personnel.

In 2003, bulk density testing was conducted on 488 samples using a plastic-wrapped/immersion (cello) method. During 2004 and 2005, 3,229 and 252 samples respectively, were measured using a wax-coated/immersion method (wax); two glass standards were used for quality control. Outlier data were discarded, and a total of 3,468 sample data points were used to support density estimates.

A bulk density of 2.48 t/m3 was used for vein and tonnage calculations, and reflects the bulk density of all rocks coded as vein (9*) in the Big Bend and Central zones, which host the majority of the mineral resources. There was no separation of vein codes from stockwork codes.

The bulk density all vein codes for the North Extension zone was 2.52 t/m3, for South Extension / 650 Zone was 2.55 t/m3, and the Vtoryi II Zone was 2.54 t/m3.

A total of 69 samples were sent to a commercial laboratory (ALS Chemex, Canada) for independent testing using the wax-coat–immersion (Wax) method during 2004. Additionally, studies to determine the bias between different methodologies were conducted. The results from the external checks indicate that when compared to the results from the ALS Chemex tests, the results from the 2003 cello method are biased 3.2% lower and the results from the 2004 wax method are biased 1.68% lower.

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12.6	Comment on Section 12

A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones is given in Section 7 and Section 9.

A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.

A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12. All collection, splitting, and bagging of channel, trench and core samples were carried out by Bema personnel or personnel under contract to Bema, depending on the date of the drill program. No factors were identified with the drilling programs that could affect mineral resource or mineral reserve estimation.

Figure 10-2 in Section 10, which shows drill hole collar locations, indicates that the sizes of the sampled areas are representative of the distribution and orientation of the mineralization.

A summary of some relevant sample composites with sample values and estimated drill intercept widths was included in Table 11-2. These tables present drill hole assay intervals that include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades.

Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.

Drill sample representivity, widths and grades are validated by twin and infill drilling as discussed in Sections 11 and 14.

In the opinion of the QP, the sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserve estimation and mine planning purposes, based on the following:

●	Data are collected following industry-standard sampling protocols;

●	Sampling has been performed in accordance with industry standard practices;

●	Sample intervals in channels and trenches, that are 5–6 cm wide x 5 cm deep, and average 5–10 m in length, are considered to be adequately representative of the true thicknesses of mineralization;

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●
Sample intervals in core, comprising maximum 1 m intervals, are considered to be adequately representative of the true thicknesses of mineralization. Not all drill material may be sampled depending on location and alteration;

●	The wax-coated samples gravity determination procedure is consistent with industry-standard procedures; and

●	There are sufficient acceptable specific gravity determinations to support the specific gravity values utilized in waste and mineralization tonnage interpolations.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Analytical Laboratories

Due to the remote location of the Kupol Project and the difficulties with shipments of samples within and from Russia, a containerized field laboratory was set up at the Kupol site, and was responsible for all assays between 2003 and 2008. The facility was set up and run as an independent ‘arms length’ laboratory that operated as a Russian-certificated Anyusk Geological Expedition field laboratory (Kupol Laboratory). The laboratory was overseen by qualified North American laboratory managers that supervised Russian-certified assayers. A selection of pulps is required to be submitted by the Kupol laboratory to a Russian laboratory for periodic verification in order to maintain certification.

Laboratory preparation and analytical protocols have Russian translations and represent a compromise to meet or exceed Russian regulatory requirements and North American accepted practices.

During 2008, the site analytical laboratory was moved to new premises within the Kupol mill building.

The 2008-09 bi-annual program included an external check at an outside laboratory for samples by the geology department. Approximately 400 pulps were collected and shipped to an external lab in Magadan. All other sampling and assaying is done at the Kupol mine. The lab is responsible to send a selection of pulps to a Russian laboratory for periodic verification in order to maintain certification.

13.2	Sample Preparation

All sample preparation and assaying was done at the Kupol lab. The mine established sample prep and assay procedures for all samples submitted to the lab. During 2008, reverse circulation (RC) and termite core (TMC) were the two sample types that were added. Sample batch prefixes identify the sample type and a unique number identifies the sample batch. Appendix 1 summarizes the, prefixes, sample prep, assay, and storage requirements for each sample type. Sampling crews submit samples daily accompanied by an electronic submittal file. After initial assaying, the lab moves samples to temporary storage. Geology is responsible for long-term storage comprised of shipping containers. Once samples exceed the required retention time they are disposed of at the crusher stockpile on the low grade stockpile.

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Samples were received at the laboratory as follows:

●	Samples were delivered to the laboratory by the sampling technician accompanied by a submission form signed by the geologist and the sampling technician;

●	The submission form and samples were checked for accuracy and completeness;

●	The samples were logged into the laboratory system;

●	A laboratory technician signed the submission form, made a copy of the submission form and returned the original to the sampling technician; and

●      The samples were placed in a secure container prior to processing.

The sample preparation and assay procedure was as follows:

●	All samples were dried in a locked, heated container, either within the sample bag or on a steel tray. Dried samples were transferred to the sample preparation area.

●
Each sample was crushed in a jaw crusher to 95% of -10 mesh (<2 mm) and then divided by a Jones riffle splitter into two one-kilogram samples. The first sample was preserved as a geological coarse reject that was kept sealed in plastic containers; the second sample was passed on for further processing. In 2005, the crushing procedure was modified to conform to Russian requirements. This involved the implementation of two crushing stages: In the first stage, the jaw crusher was set to 90-95% passing <2 mm, and for the second stage (second crusher) the jaws were set to >85% passing <1 mm.

●
The sample was pulverized to 90% -150 mesh (.005 mm) in a LM2 bowl and puck pulverizer. The pulverized sample (pulp) was split into four 250 g samples that were placed in paper sample envelopes. One pulp sample went for fire assay, one was kept as a laboratory reject, and two were retained as geology duplicates. All pulps are stored in locked containers.

For each twenty samples, one additional sample was split from both the crusher and pulverizer splits to ensure compliance with laboratory quality control specifications.

All equipment was air-washed between samples. A blank silica sample was run as a cleaning medium every twenty samples, and after samples with visible gold or strong mineralization.

13.3	Analysis

The accepted assay procedure for all Kupol samples is fire assay with a gravimetric finish.

Exploration charges are 50 g with stated detection limits of 0.1 g/t Au and 0.5 g/t Ag; prior to 2005, detection limits were 0.2 g/t Au and 1 g/t Ag.

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Production and definition sample charges are 25 g with stated detection limits of 0.5 g/t Au and 5 g/t Ag.

13.4	Quality Assurance and Quality Control

The on-site quality control program comprised of:

1.	Insertion of standard reference material (standards) to monitor accuracy;

2.	Coarse blank material (blanks) to monitor contamination and sample mix-ups; and

3.	Field duplicates (duplicates) and prep duplicate split re-runs to monitor precision.

There is no information on quality assurance and quality control (QA/QC) programs conducted prior to 2003.

Essentially the same QA/QC protocols have been used for trench, channel and core programs from 2003 to the present, and include the insertion of certified reference materials (CRMs) to monitor accuracy, coarse blank material (blanks) to monitor contamination and sample mix-ups, and field duplicates (duplicates) to monitor precision. The performance of quality control samples was monitored on a daily basis as the results were received. The results were accepted or rejected based on criteria established at the beginning of the program. If data were rejected, the data were deemed a failure and withheld from the project database until the cause for the failure was determined or the samples had been re-analyzed and the results accepted. Requests for re-analyses were made immediately and the new results were returned within two days. Results were charted monthly.

In order to monitor the accuracy of the laboratories, several gold CRMs, covering a range of gold grades, were purchased from CDN Resource Laboratories in Canada and Rocklabs in New Zealand. The program design does not encompass silver, but three of the standards have low certified silver values. CRMs were inserted into the regular sample stream at a ratio of 1:20, according to a predetermined schedule based on the geological sample number. The CRMs until 2008 were not blind to the laboratory. Garagan (2006) commented that the large number of different samples, some with very similar gold grade, help prevent the laboratory from guessing at values. From 2008, submission of CRMs has been blind to the laboratory. Control charts plotted monthly show the performance of individual standards. The data entry personnel note all failures and corrective actions taken in the database. The data show few failures and no indication of significant precision or bias problems.

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In order to monitor contamination and sample mix-ups, field blanks composed of non-auriferous rhyolite derived from a borrow pit near the Kupol airport at the north end of the Kupol property were inserted into the regular sample stream. Blanks were inserted at a ratio of 1:20 and after samples that displayed good mineralization or visible gold. The blanks were monitored for gold only. There is a broader range in silver concentration. The data show few failures and no indication of significant contamination problems.

In order to monitor the precision of the laboratory, duplicate samples were inserted into the sample stream at a ratio of 1:20. Additional duplicates of well-mineralized samples were also inserted. The field duplicate was created by slicing a two-third core split lengthwise into two one-third splits. As in many bonanza gold mineralization systems, precision of field duplicates is low in all grade ranges, but improves somewhat with sample pairs that average greater than 20 g/t Au and 200 g/t Ag. Duplicates are not failed unless they are significantly different from each other or there was any other reason within the same analytical batch to suspect either a sample mix-up or analytical error.

The database administrator prepares a list each month of all drill hole vein intercepts, randomizes the list, and selects a sufficient amount of the intercept reject sample to allow insertion of one reject from the listed intercepts in each batch of submitted samples in the succeeding month, or approximately 30 per month. The geologists recover the rejects, renumber and tag them according to a predetermined sequence. The laboratory prepares new pulps, called pulp duplicates (-150 mesh), which the geologists submit in order with successive jobs until the supply is exhausted. Between 5 and 15% of the original samples are re-assayed in this way to measure the precision of the preparation process.

Two additional duplicate samples per 20 samples are collected by the laboratory, during the sample preparation process. A preparation duplicate was split from the main sample after crushing; a pulp duplicate was an additional 50 g split from the same 250 g split used for the original assay. These samples are part of the laboratory quality control to show the degree of sampling error that is present in the preparation and analytical process and to evaluate laboratory precision. Results from precision plots for data collected to date indicate that splitting the sample introduces about 10% error; the act of cutting the core adds an additional 20 to 25% error. These results are similar to other deposits with nugget gold.

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13.5	Databases

The assay database is stored on site on the Kupol main server under password protection and accessible only to a database administrator and the IT department. The backup strategy for the assay database consists of both a full (once per week) and differential for subsequent days between full backups.  These backups are currently being stored in two different locations: the mill administration office building and the server room in the man camp.  Data entry is password-restricted, and data entry personnel have limited rights to make changes, edits, and alterations. All database edits are documented and archived. The database administrators maintain a copy of the database on their laptop or external hard drive whenever they leave the site. Users receive read-only permission and can plot, manipulate, and display data without making any changes in the underlying database tables using utilities like Micromine, Excel, and Autocad.

GBIS, a Micromine product, is the front-end SQL database manager in use at Kupol. All mine geology data load into it to take advantage of the security, validation, and distribution advantages offered by a network-based database.

Pre-2007, the Kupol Master Access database was created from a series of paper log forms, Excel spreadsheets and Gems databases. Data entry clerks entered drill and trench data and translators converted geological descriptions from Russian to English.

Most drill hole data are collected manually. Surface survey information and assay results are provided in digital format. Hand-written documents are presented to a data entry clerk who enters the data into a spreadsheet. The quality of the data is checked prior to being loaded into the database and then re-checked as an export from the database. Digital data are always checked against the original hand-written documents.

The database is routinely subjected to a validation provided by GEMS that checks for obvious errors such as inconsistent drill hole lengths, zero length intervals, out of sequence intervals and missing intervals. Additionally, the data are subjected to a series of query-driven checks in Access.

All data included in the live and resource estimation databases has been validated and is of sufficient quality to be appropriate for use in Mineral Resource estimations.

Each drill hole (or trench/channel) has its own hard-copy file folder and all documents pertaining to that drill hole are stored within that folder. The types of records stored include collar survey certificates, downhole survey slips, geological and geotechnical logs, point load and density test forms, assay certificates, shift reports, timesheets and database reports.

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Two sets of signed and stamped ‘original’ assay certificates were issued – one set for Canada, the other for Russia. These original certificates are filed, in bulk, in a different set of folders. Copies of the assay certificates were filed in the drill hole folders.

Survey coordinates and orientation information were presented in a single spreadsheet. The results were finalized in certificates that were signed by the surveyor; copies of the field notes were attached.

All original documents are located at the Kupol site and in the Magadan office. Digital data are regularly backed up.

13.6	Sample Storage

Core that remains for all 2003 and 2004 mineralized intersections is stored in racks in a locked core storage tent. The remaining un-mineralized core is stored in racks in locked containers (2003) and in open racks (2004 to present). No mineralized intersections remain from the pre-2003 Russian drilling because whole core was consumed for sampling. The remaining un-mineralized core from the drilling has been organized and stacked.

13.7	Sample Security

Security is present on the remote Kupol site on a 24-7 basis, and the laboratory is locked or restricted at all times. Stored samples in containers are generally not locked, but this is not seen as a material risk now that production is underway.

Unauthorized personnel were not allowed in the core storage, logging, or cutting facilities during the core logging and sampling process. Core for sampling was delivered directly to the core-cutting tent or to a secure storage container before cutting. Lids were kept on boxes during transfer.

Once cut, the samples were assembled into batch shipments within the core-cutting tent. These batches were stored in sealed rice bags pending submittal to the laboratory. The batches were delivered, along with a sample submission form, to the laboratory several times a day. At the laboratory, each sample submission was checked for accuracy. The laboratory signed off on the receipt of the shipment and took custody of the samples. Non-laboratory staff was prohibited access to the samples after this point. Prior to processing, the samples were stored in a locked container.

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External check sample shipments (see Section 14) were assembled by the laboratory staff in accordance with a pre-prepared submission list. Samples for each submission sealed within plastic Secur-Pak bags along with a submission form signed by the laboratory manager. The Secur-Pak bags were sealed in fiber bags that were shipped to Assayers Canada Laboratory. The laboratory received these secure bags, took inventory of samples, and transmitted a list of samples received back to the QC manager. The laboratory has never reported that the bags have showed evidence of tampering.

13.8	Comment on Section 13

In the opinion of the QP, the following conclusions can be reached for the sample preparation, analysis, QA/QC and sample security aspects of the Project:

●
Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus is representative of first-pass exploration sampling. Sample locations are presented in figures that were included in the previous technical reports listed in Section 2.4.

●
Drill, channel and trench sampling has been adequately spaced to first define, then infill, gold anomalies to produce prospect-scale and deposit-scale drill data. The sample spacing ranges from 5 m x 5 m to 10 m x 10 m.

●
Sample preparation for core samples has followed a similar procedure for the Bema and Kinross core samples. Preparation procedures are in line with industry-standard methods, and are suitable for the epithermal gold and silver deposit style.

●
The Bema and Kinross QA/QC programs comprised insertion of blank, duplicate and CRM samples. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold and silver analyses from the core drilling, trench sampling, and channel sampling are suitable for inclusion in mineral resource and mineral reserve estimation.

●
Data used to support mineral resource and mineral reserve estimates are subject to validation, using inbuilt software program triggers that automatically check data for a range of data entry errors. Verification checks on surveys, collar co-ordinates, lithology, and assay data. The checks are appropriate, and consistent with industry standards.

●	All data included in the live and resource estimation databases has been validated and is of sufficient quality to be appropriate for use in mineral resource and mineral reserve estimates.

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●
Sample security has relied upon the fact that the samples were always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

●	Current sample storage procedures and storage areas are consistent with industry standards.

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14.0	DATA VERIFICATION

14.1	Analytical Data Checks

14.1.1	Julietta Mine Laboratory

Due to equipment start up problems with the Kupol laboratory in 2003, the initial set of samples from the Project were run at Bema’s Julietta Mine laboratory. The Russian assayers responsible for assaying at the Kupol laboratory were sent to Julietta to ensure the same protocols were followed for sample preparation and analyses as in the Kupol laboratory. All samples shipped to Julietta were eventually run at the Kupol laboratory so the project data set represents results from a single laboratory, with Julietta and Assayers Canada, of North Vancouver, British Columbia, Canada, as external check laboratories. All laboratory submissions included a full set of quality control samples. Analytical results from the Julietta program are similar in tenor to those performed at the Kupol laboratory.

14.1.2	Assayers Canada Laboratory

During 2004, selections of check samples were routinely sent to Assayers Canada Laboratory (Assayers) to be analyzed by the same method used by the Kupol laboratory. The samples were selected systematically: the pulp for each sample ending with a ‘9’ plus one sample per mineralized intersection were assembled and shipped. A total of 2,496 samples were submitted. The samples were analyzed for gold and silver by fire assay (50 g) with a gravimetric finish, which is the same analytical process employed at the Kupol laboratory. A comparison of the standards analyzed by the Kupol laboratory and Assayers indicated that there was no bias toward one laboratory. The mean for each set of results was <3.0% from the accepted mean, indicating both datasets were accurate.

During 2005, 2,395 samples were to Assayers Canada Limited laboratory (Assayers) in Vancouver, BC, as an external analytical check on the results derived from the Kupol on-site laboratory (Kupol). The majority of samples were selected based on a regular frequency. Additional samples were chosen as follows: one sample from each mineralized interval in each hole and all samples for a mineralized or altered sequence in holes drilled in new or under-explored areas. Samples were analyzed for gold and silver by fire assay (50 g charge) with a gravimetric finish. The results from Assayers Canada confirmed the results from the Kupol laboratory. The precision for gold for both laboratories is between 4–6%, with convergence at 5% by a concentration of 50 g/t Au. For silver, the precision is about 3%.

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14.1.3	ALS Chemex

A total of 349 vein samples, with assays greater than 3.0 g/t Au as reported by Assayers, was forwarded to ALS Chemex for assay in 2004. The method of analysis was a fifty gram fire assay with a gravimetric finish for both gold and silver.

A comparison of the ALS Chemex results to the Kupol laboratory results indicated that there was no bias for either gold or silver. A comparison of the ALS Chemex results to the Assayers results indicated that there was a weak bias toward ALS Chemex for gold and a slightly stronger bias toward Assayers for silver, especially in the 30–45 g/t Ag range. A comparison of the Assayers results to the Kupol laboratory results indicated that there was no bias for gold and a slightly bias toward Kupol for silver, especially in the 20–50 g/t Ag range.

14.1.4	Russian Reserve Committee

In response to Russian Reserve Committee (GKZ) requests during 2006, and in lieu of an underground sampling program, a program of “bulk” channel sampling was conducted over selected, previously sampled, areas of the deposit in the South, Big Bend and Central zones. The aim of the program was to confirm the reproducibility of the assay results of a large sample versus a small sample. To accomplish this, three 30 m sections of 5 m-spaced channel samples were selected and new channels were cut over existing channels. The new channels were offset 5 cm on either side of the existing channels to the maximum depth of the cutting blade (approximately 8–10 cm). Results of the program indicated that gold and silver values were appropriately reproducible.

An external check of selected 2008 drill data was performed by an outside laboratory. Approximately 400 pulps were collected and shipped to an external lab in Magadan, called Eastern Scientific Research Institute (VNII-1).

14.2	QA/QC Program Audit

The Kupol laboratory procedures and internal laboratory protocols were audited in 2003 and 2004 by B. Smee of Smee and Associates Consulting Ltd. (Sooke, BC). The audit concluded that for 2003 and 2004 data audited, the field quality control program was producing data that met or exceeded the requirements of NI 43-101 and was of a quality that was suitable for inclusion in resource estimations.

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14.3	Data Verification

14.3.1	Comparison of Trench Data and Drill Hole Data

The effect of the use of trench versus the diamond drill data or combined data in various sectors of the deposit was studied in detail to assess the potential effect on grade estimation. Coefficients of variation were generally similar between the drill sampling and the trench sampling in the various sub-populations, although some differences were noted between means in the group, specifically in the Big Bend high-grade gold sub-population. The results of the study supported the combined use of these data in the estimation plan. The study also showed that the down-dip influence of trench data must be limited.

During the 2004 drill season, a significant number of close spaced trenches and drillholes were completed. Trench and drill hole data were paired and reviewed statistically. This study showed that for grade estimation, there was reason to remove the pre-2004 trenching data, based on comparison to 2004 trenching. The gold grade distributions and the twin analysis showed reasonably expected levels of variation. The same sort of variation that was observed in near-surface drill twins was exhibited in twin analysis of 2004 trenches versus pre-2004 trenches.

14.3.2	2005 QP Site Visit

During the site visit to Kupol in May 2005 by William Crowl P.G., who was a QP for the 2005 technical report, Crowl reported that core from several drill holes was examined and compared to drill logs and assay certificates. No discrepancies were noted. Further, examinations were made of the surface geological mapping of the South, Big Bend and North Zones. The mapping corresponded well to the outcrop geology.

14.3.3	Feasibility Study Data Verification

As part of development of the feasibility study database, all data from 2003, 2004, and 2005 was subjected to rigorous post-load checking. The data from all tables was exported from the database and checked against the original documents. Some data, such as the downhole surveys, were checked multiple times. Any errors were immediately corrected. Data were considered sufficiently robust, following verification, to support Mineral Resource and Mineral Reserve estimation, and feasibility-level studies.

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14.3.4	Mine Development Data Verification

In 2008, Kinross developed additional data verification procedures to support mine development.

Data verification begins in the field and office where the responsible geologist checks his paper forms or computer logs before passing them to the data entry staff. The core data collector checks data entry real-time with typical built-in data validation settings available to database utilities.

Keyboard data entry from paper forms passes directly into the SQL database subject to validation ranges. Laboratory data are imported electronically and must match prepared tables and references to pass the importation process. Standards related to each sample batch received must pass established control limits before importation is allowed.

The geologists are responsible for graphic checks of all assay data on drill hole plans and sections, face assay plans, and trench maps. ODBC links from Micromine to the database facilitate rapid and daily assay and lithology code checking. Many of the underground face data are also migrated to Autocad where geologists scrutinize both lithology and assay data.

14.4       Comment on Section 14

The process of data verification for the Project has been performed by Kinross and Bema personnel and external consultancies contracted by those companies.

The QP, who relies upon this work, has reviewed the reports and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations and the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning, based on the following:

●	No sample biases were identified from the QA/QC programs undertaken by Bema;

●	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of deposit;

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●	Analyses completed by external laboratories confirm the gold and silver tenor reported by the internal Kupol laboratory;

●
An internal Bema review of the database was performed in support of the 2005 feasibility study. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted;

●	Drill data are typically verified prior to mineral resource and mineral reserve estimation, by running a software program check.

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15.0	ADJACENT PROPERTIES

There are no adjacent properties that are at the same stage of development as Kupol mine site.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	2005 Feasibility Study Test Work Summary

The 2005 metallurgical sampling program consisted of 11 composite samples made up from a total of twenty-seven 2004 and 2005 drill core reject samples and one trench “bulk” sample. These samples were submitted for the following tests: CANMET Enhanced Leach Process (CELP), Agitated Leach Vessel Testing (ALV), Acidification Volatization Recovery pilot test (AVR), ore characterization bottle rolls tests and AMEC clay studies. The AVR, ALV and bottle roll testing was conducted at SGS Lakefield Research Ltd, the CELP studies at CANMET, Mineral Technology Branch, and the clay studies at AMEC Americas. The goal of the 2005 metallurgical sampling program was fourfold: 1) to provide preliminary metallurgical characterization of new zones of mineralization; 2) to obtain additional metallurgical characterization information in areas of inferred and indicated resources; 3) to provide samples for determination of the cost benefit analyses of the application of the CANMET CELP process; and, 4) to provide samples for further clay speciation and thickening/filtration characterization.

The cyanide concentration for the economic optimum leach conditions was found to be silver grade dependent with higher grade supporting higher cyanide leach concentrations. The economic optimum leach conditions were used to evaluate the metallurgical response of more than 50 ore variability samples comprised of single and multiple hole composites from the core drilling program. Gold recoveries were mostly consistent across the zones in the Kupol deposit, but silver recovery was significantly more variable. Final recovery estimates based on the combined Phase I and II test results are 93.8% for gold and 78.8% for silver.

Metallurgical sampling programs conducted to date are summarized in Table 16-1. Refer to Section 16.0 of T. Garagan, Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005, filed on SEDAR for details of the Kupol Project metallurgical sampling prior to 2005; and to Section 20.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian Federation, July 4, 2005, filed on SEDAR for details of the Kupol Project mineral processing and metallurgical testing.

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 Table 16-1: Summary of Metallurgical Sampling (2000-2010)

YEAR	SAMPLE TYPE	# of SAMPLES	# of TESTS	TOTAL Kg
2000	Irgredmet, Irkusk, Russia	2		1845

2003	9 Zone Composites, 40 Hole Composites	93	10	1036
2003	MacPherson Grind Testwork	55	14	503.8
	2003 Subtotal	148	24	1539.8

2004	CANMET Pb Nitrate Optimization	14	4	217.7
2004	Cn Destruction & Environmental-Geotechnical Testwork	6	2	101.75
2004	Cn Recovery Testwork	8	5	154.2
2004	Grade/Recovery Relationship	33	25	339
2004	Ore Variability – including mill feed blends	15	15	185.8
2004	Thickener and Filtration Testwork	6	2	107.85
2004	Clay Analysis of Typical Hangingwall and Footwall Dilution	1	1	15.7
2004	HQ Grind Testwork – SMC, Ball Mill WI, Abrasion Index	13	10	660.6
2004	PQ Grind Testwork – JK Drop Weight Test, MacPherson AWI	3	2	308.7
2004	Agitator Lab Testwork	1	1	1873
	2004 Subtotal	100	67	3964.3

2005	Acidification Volatization Recovery Pilot Test (AVR)	12	1	206
2005	AMEC Clay	1	1	114
2005	Agitated Leach Vessel Testing (ALV)	12	8	-
2005	Ore Characterization Bottle Rolls	5	5	87.85
2005	CANMET Enhanced Leach Process	12	8	94.6
	2005 Subtotal			502.45

2006	Cyanide destruction study in SGS laboratory, Ontario	30	60	60
	2006 Subtotal			60

2007	Metallurgical testing of 650 zone ore samples by SGS Lakefield laboratory together with CANMET	7	14	66.5
	2007 Subtotal			60

2009	Kupol Mill laboratory metallurgical testing of additional 650 zone ore samples	5	5	47.5
2009	Determination of bond and abrasion indexes in SGS laboratory, Chita	2	6	60.5
	2009 Subtotal			108

2010	Study of 2nd Knelson concentrator installation	29	29	145
2010	Determining grindability characteristics of ore delivered to the mill in Kupol Metallurgical Laboratory, SGS Laboratory in Chita and SGS Lakefield Canada	9	13	780
2010	Determining grindability characteristics of ore from underground in SGS Laboratory in Chita	1	4	230
2010	Dvoinoye ore study in Kupol Metallurgical Laboratory	1	25	160
2010	Determining Dvoinoye ore grindability characteristics in SGS Laboratory in Chita	1	2	12
	2010 Subtotal			1327

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16.2    Cyanide Destruction Study in SGS Laboratory, Ontario

A laboratory evaluation of the cyanide and thiocyanate destruction in Kupol solution and/or pulp effluents produced from the CANMET Enhanced Leach Process (CELP) has been completed at the SGS Lakefield laboratory facilities in Ontario, Canada. Both batch and continuous alkaline chlorination tests were performed on Merrill Crowe barren solution and simulated countercurrent washed thickener underflow pulps. Residual CNt (total cyanide) of 5 mg/L and SCN of 10 mg/L were targeted. (Devuyst, 2006).

Two flowsheets were considered for the continuous chlorination tests on Kupol effluents.

For the first flowsheet, Merrill Crowe barren solution is chlorinated to remove CNt and SCN to low levels. The chlorinated barren solution is then used as a wash solution in the countercurrent washing (CCD) circuit to displace most of the CN and SCN. The washed CCD underflow is then polished by chlorination to reach the target residual CNt of 5 mg/L and SCN of 10 mg/L. The laboratory continuous chlorination of barren solution was carried out in a single stage 30 minutes retention reactor. The CNt and SCN were reduced from feed concentrations of 260 and 110 to less than 0.1 mg/L and 2 mg/L, respectively, dosing the solution with 110 % of the stoichiometric hypochlorite requirement for CN and SCN oxidation. The simulated washed CCD underflow had 1.2 mg/L CN and 14 mg/L SCN. Polishing treatment of the CCD underflow with 12.5 % of the stoichiometric requirement used for the barren solution reduced the SCN to 8 mg/L, below the target of 10 mg/L SCN.

In the second flowsheet barren washed CCD underflow pulp is chlorinated in one or two reactors operated in series. The laboratory continuous chlorination of the simulated CCD underflow pulp was carried out in a single stage 20 minutes retention reactor. The CNt and SCN were reduced from feed concentrations of 500 mg/L and 220 mg/L to averages of about 4 mg/L and less than 2 mg/L, respectively, dosing the pulp with 120 % of the stoichiometric hypochlorite requirement for CN and SCN oxidation.

Salient features of the two treatment options are given in the Table 16-2 below:

Table 16-2: Salient features of the Two Treatment Options

	Reactor Stages	Typical Chinese Ca(OCl)2 (kg/t)	Treated Effluent (mg/L)
Flowsheet			CNt	SCN
Barren Solution + Polishing	3	5.56	1.2	8
Pulp	2	5.45	3 - 4	<2

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16.3        Kupol 650 Zone Metallurgical Testing Results

A summary of the metallurgical test results on seven 650 Zone samples was submitted by the Bema Exploration Group. SGS Lakefield Research performed comprehensive head analyses and gravity recovery tests on each of the 7 samples and then CANMET conducted agitated leach tests on the gravity tails products using the CANMET Enhanced Leach Process (CELP), (Rajala, 2007).

16.3.1   Head Analyses

The head analyses for the 7 CELP samples are presented below in Table 16-3.

Table 16-3: Head Analyses of 650 Zone Test Samples

	Au	Ag	Fe	As	Sb	Stot	S-2	SO4	Cu	Zn	Pb	Hg
Sample	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(g/t)	(g/t)	(g/t)	(g/t)
650-1	29.8	1,208	1.86	0.170	0.110	2.06	1.82	0.4	1,400	4,300	2,500	7.5
650-2	27.6	615	0.54	0.010	0.019	0.10	0.04	<0.4	130	230	150	2.6
650-3	15.0	38	0.37	0.004	0.009	0.03	<0.01	<0.4	76	290	120	2.4
650-4	14.7	30	1.00	0.006	0.005	0.81	0.63	<0.4	33	290	140	1.2
650-5	24.0	602	3.04	0.310	0.076	3.07	2.88	<0.4	1,300	3,700	1,800	7.0
650-6	35.7	416	0.57	0.006	0.014	0.05	0.01	<0.4	220	710	370	2.0
650-7	26.9	1,880	1.14	0.032	0.034	0.36	0.24	<0.4	500	1,000	630	9.5

16.3.2   Gravity Separation Results

Table 16-4 presents the results of the gravity separation tests on the seven 650 zone samples.

Table 16-4: Gravity Separation Results for 650 Zone Samples

	80% Passing	Gravity Concentrate					Gravity Tails (leach feed) Assay (g/t)		Head (calculated) Assay (g/t)		Head (direct) Assay (g/t)
	Grind Size	Weight	Assay (g/t)		Recovery (%)
Sample	(microns)	(%)	Au	Ag	Au	Ag	Au	Ag	Au	Ag	Au	Ag
650-1	45	0.041	18,397	32,215	26.4	1.1	21.2	1,216	28.8	1,229	29.8	1,208
650-2	44	0.056	27,587	241,389	64.8	25.0	8.46	409	24.0	545	27.6	615
650-3	46	0.038	8,232	8,420	24.6	10.4	9.65	27.8	12.8	31.0	15.0	38.4
650-4	43	0.060	10,731	7,474	43.9	15.7	8.17	23.9	14.6	28.3	14.7	30.1
650-5	45	0.046	8,488	27,199	25.9	2.2	11.2	567	15.1	579	24.0	602
650-6	43	0.074	18,197	193,761	45.3	36.7	16.3	247	29.8	390	35.7	416
650-7	49	0.061	19,440	660,580	42.1	21.3	16.23	1,481	28.0	1,880	26.9	1,880

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16.3.3   Metallurgical Test Results with CELP

    The metallurgical results for the CELP tests on the seven 650 zone samples are summarized in Table 16-5 below.

    Table 16-5: CELP Test Results for the 650 Zone Samples

	Gravity Recovery		Leach Extraction		Residue Assays		Overall Recovery		Reagent Consumption		Leach Preg Solution
Sample No.	Au (%)	Ag (%)	Au (%)	Ag (%)	Au (%)	Ag (%)	Au (%)	Ag (%)	NaCN (kg/t)	CaO (kg/t)	Fe (ppm)	Cu (ppm)
650-1	26.4	1.1	86.8	24.9	2.80	912.7	90.3	25.8	2.1	6.4	0.022	161
650-2	64.8	25.0	96.6	93.7	0.29	25.7	98.8	95.3	1.9	6.5	<0.54	10.2
650-3	24.6	10.4	97.6	84.3	0.23	4.4	98.2	85.9	1.4	6.9	<0.16	28
650-4	43.9	15.7	96.8	84.9	0.26	3.6	98.2	87.3	1.3	6.7	<0.14	2.2
650-5	25.9	2.2	65.2	45.7	3.90	308.0	74.2	46.9	2.8	6.2	<0.14	734
650-6	45.3	36.7	98.2	93.0	0.29	17.3	99.0	95.6	1.8	6.9	<0.54	18.0
650-7	42.1	21.3	95.3	90.1	0.77	144.7	97.3	92.2	3.6	6.5	<0.14	382

16.4        Grindability Study of Kupol Mine Ore Samples

The research work was done in the laboratory of CJSC “SGS Vostok Limited” branch in Chita as per CJSC “Chukotka Mining and Geological Company” Request according to the Supplementary Agreement No. 1 dated 16 June 2009 to the Agreement No. 09-CHITA-0096 dated 3 March 2009.

Grindability study was done on two Kupol Mine ore samples:

●	technological sample No. 1 taken from underground in two points at 515 m level and 395 m level;
●	technological sample No. 2 taken from open pit at 588 m level production block No. 4.

The samples were received for study on 16 June 2009. In the laboratory of CJSC “SGS Vostok Limited” branch in Chita tests were done to determine Bond ball mill work index and Bond abrasion index.

16.4.1                Preparation of Ore Samples

For the grindability study, two samples were received at the laboratory of “SGS Vostok Limited” branch in Chita. Table 16-6 provides details of the two samples and Figure 16-1 shows the preparation protocol.

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Table 16-6: Ore Samples

Sample	Sampling location	Level	Packaging	Total weight	Particle size
Sample # 1	underground	515 m and 395 m	2 bags, capron drum	34.5 kg	-50 mm
Sample # 2	open pit	588 m, production block No. 4	2 bags, capron drum	26 kg	-50 mm

Figure 16-1: Process for Preparing Ore Samples

Tests were done using up-to-date standardized methods and equipment to obtain corresponding grindability indices that allow determining equipment types and dimensions and select the most efficient grinding scheme.

The following types of studies were done:

●	tests to determine Bond ball mill work index (BWi)
●	tests to determine Bond abrasion index (Ai)

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To obtain full information, the tests to determine Bond ball mill work index were done on two control screens: -0.075 and 0.063 mm. Combined test results are shown in Table 16-7.

Table 16-7: Results of Kupol Mine Ore Samples Grindability Tests

			Values
Sample	Test	Bulk Density, t/m3	BWi	Ai

Technological	BWi - 75	1.68	19.3	-
Sample #1	BWi - 63	1.64	19.8	-
	Ai	-	-	0.6533
Technological	BWi – 75	1.64	20.7	-
Sample #2	BWi – 63	1.60	21.2	-
	Ai	-	-	0.6175

16.4.2                Determining Bond Ball Mill Work Index (BWi)

Tests to determine Bond ball mill work index were done according to the standard procedure, in standard mill, in close circuit on dry material with particle size – 6 mesh. Test results are used to determine mill sizes, including the use of computer modeling programs.

The study was done on a 200 mesh (75 micron) control screen and a 230 mesh (63 micron) control screen. With this, particle size P80, used for index calculations, was from 50 (for the 63 micron control screen) to 62-63 microns (for the 75 micron control screen). At grind size P80-53 micron the BWi for sample No. 1 was 19.7 and for sample No. 2 was 21.2.

16.4.3                Determining Bond Abrasion Index (Ai)

The unit for determining Bond abrasion index consists of a rotating drum, inside of which there is a rotor, which is rotating at high speed independent of the drum with the radial fastened impact blade of 500 Brinell hardness.

The abrasion index represents weight loss of the blade after testing under standard conditions, and is used to determine the wear rate of the grinding media, crushers, rod, and ball mills liner.

Precise interdependence between the abrasion index and steel wear rate in auto-semiautogenous mills has not been determined at present.

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16.5        2010 Actual Mill Performance Data

Actual Mill Performance Data for 2010 is shown in Table 16-8.

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       Table 16-8: 2010 Mill Performance Data

Ore Tonnes Processed (t)	Average Grade (g/t)		Recovery (%)		Produced (oz)		Equipment Availability (%)
	Au	Ag	Au	Ag	Au	Ag

1,162,521	18.0	217	94.5	83.7	629,275	6,672,279	92.8

The Kupol mill performance is currently exceeding feasibility study expectations. In future years, the mill will process slightly lower grade ore from deeper in the mine and metal recoveries will decrease.

Stope extraction in the Big Bend zone is expected to continue with a declining profile until 2014. Central zone stope extraction began in 2011 and will continue through mid 2013. The North zone and North Upper zones will become the dominant source of ore from 2012 to 2016 when the South/650 zones and the North Extension zone become the source of ore until mining operations cease. The mill will continue to process low grade stockpiles in 2018 and 2019.

Gold and silver recoveries are expected to be 92% and 78% respectively in 2011. Gold and silver recoveries will drop to 91% and 73% in 2015 and then to 85% and 62% in 2018.

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17.0        MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resources are reported for Kupol and Vtoryi II, and mineral reserves are reported for Kupol only. For Kupol, vein, stockwork, dykes, basalt units, and major faults within the vein/stockwork area were interpreted on north facing cross sections spaced 10 to 100 m apart, depending upon local drill hole spacing. For Vtoryi II, the vein was interpreted on northwest-facing 25 m spaced sections. All interpretation work was based on logged geology, and only occasionally on assay grade (if doing so was supported by local vein/stockwork geometries). The final interpretation and wireframes are the culmination of many iterations (and intense review) of the process which included wireframe (solid model) construction from sectional interpretations, slicing on 25 m spaced levels, review on section and level, and modifications to the interpretation.

Logged intervals and blocks were coded from the vein, stockwork, dyke, fault, and basalt wireframe models. High gold and silver assays were capped (cut) before calculating down-hole composites. Capped and uncapped grades were estimated into blocks using an inverse-distance algorithm. The block grade estimates were checked visually on screen and on plotted cross sections (composite grades relative to block model grades), comparison of the Inverse Distance Squared (ID2) or Ordinary Kriging (OK) estimates and declustered composite distributions (nearest neighbour), block model statistics, and analysis of grade profiles by northing and elevation.

Mineral resources are categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2005). At Kupol, Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at approximately 50-metre spacing on a vertical longitudinal projection. Inferred Mineral Resources are estimated down-dip and along strike from Indicated Resources in areas that have been drilled on approximately a 100 m spacing on a vertical longitudinal projection. For Vtoryi II, Inferred Resources are estimated where data spacing is approximately 50 m.

17.1        Data Used

Drilling and trenching under the direction of Russian geologists commenced at Kupol in 1998 and continued through 2001. In 2003 to 2005, Bema directed all exploration including drilling, trenching and channel sampling programs. Channel samples (as compared to trenches) are sometimes referred to as “detailed trenches”; these consist of closely spaced samples collected over large portions of the Kupol vein. To collect these samples, the area was stripped of cover and pressure-washed, then east-west channels spaced 5 to 10 m apart in the north-south direction were cut using a diamond rock saw and samples were chiselled from the cut and collected into plastic sample bags.

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In 2010, the underground diamond drill hole definition program produced 28,430 m from 397 drillholes of NQ and BQ-sized core from drill stations in Big Bend (BB), Central Zone (CZ) and North Zone (NZ). The geologists laid out the drill fans in Micromine software, received approval from all mine departments, and then distributed the layouts to the mine surveyors who painted backsights and frontsights in the drill stations for hole alignment. Drill fans were spaced 10 m apart with 4-5 holes per fan designed to penetrate the vein every 15 m vertically on dip, or in the center of each stope panel. Drill recovery was >90% overall with very few instances of poor vein recovery. In instances of bad ground; e.g., in shear zones in the footwall of the vein, the standard N rods served as casing and the drillers completed the holes with BQ tools. A REFLEX E-Z Shot downhole digital magnetic recorder measured uncorrected azimuth, dip, temperature, and local magnetic field. Most of the drill holes and trenches and all of the channel samples completed on the project were included in the database used for resource estimation; however, there are some exceptions. Most of the data not used has been replaced by new information.

Chip channel sampling is the basis for all 2010 underground production grade control and reporting.  The geologist follows a procedure for each face according to a detailed written protocol. He maps geologic and sample intervals graphically, and lists the sample information on a form. The protocol includes a face sketch, depiction of painted instructions and temporal, spatial, and other information adequate to form a complete record of the face.

Discrepancies (found during interpretation) in the surveyed positions of the Russian drill holes and some of the trenches warranted not using the Russian data unless there was no other surrounding geological information available.

Data used from start of project until end of 2010 is summarized in Table 17-1.

Table 17-1: Samples Used in Estimate Summary Table

Data	Core	RC	Chip / Channel	Trench	Termite
Total metres (m)	261,461	12,995	24,306	40,903	6,871
Average recovery (%)	>90%	99.05%	n/a	n/a	82.67%
Average section spacing (m)	10-50	10	n/a	5	5
Average hole spacing (m)	10-50	5	n/a	n/a	5
Average sample length (m)	0.93	1.00	0.88	0.91	1.00

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      17.1.1   Comparison of Trench Data and Drill Hole Data

A large amount of trench sampling (40,903 m) has been completed on the project. Russians initiated this work, and was continued by Bema in 2003, 2004 and 2005. In the Preliminary Economic Assessment Study (Garagan, 2004), the effect of trench versus diamond drilling results in various sectors of the deposit was studied in detail to assess the potential effect on grade estimation. The results of the study supported the combined use of these data in the estimation plan. The study also showed that the down-dip influence of trench data must be limited.

At the end of 2004 drilling, trench and drillhole data were paired and reviewed statistically. This study showed that for grade estimation, there is no compelling basis to remove the historic trenching based on comparison to 2004 trenching. The gold grade distributions and the twin analysis show reasonably expected levels of variation. The amount of variation observed in near-surface drillhole twins is exhibited in twin analysis of 2004 trenches versus pre-2004 trenches.

17.2        Interpretation and Wireframes of Vein, Stockwork, Basalt, Dykes and Faults

Previous studies (Garagan, 2004 and Garagan, 2005) and field observations indicate vein lithologies contain most of the high grade gold and silver mineralization. These include vein (lithcode=90), banded/colloform (91), breccia (92), quartz breccia (93), wall rock breccia (96), yellow siliceous breccia (97) and hematitic breccia (98). Stockwork lithologies contain lower grade mineralization and are logged as stockwork (94) and veinlet/stringers (95).

Vein, stockwork, dyke, faults and basalt were interpreted and used to control gold and silver grade estimation. Logged geology (with contact attitudes measured where possible) from the detailed core or trench logs was used as the basis for the interpretation. The general guideline for including vein material in interpreted vein was a minimum Au grade x horizontal thickness of 7.5 gm-metres, particularly for Indicated resources. Occasionally, grade was used to define the vein geometry. Contact dilution was not included in the interpreted vein used for resource reporting; dilution is applied for mineral reserve reporting. For this model, it is assumed that the full vein width will be mined as either ore or waste.

Vein lithologies were interpreted as one main vein or group of veins. Grade distributions and spatial relationships of vein lithologies support this grouping. The overall vein and stockwork structure strikes north-south with local variations up to 25° to the east and west. The structure is steeply dipping to the east, ranging from -70° to almost vertical. The zone extends continuously along the full strike and dip directions of the deposit with dykes, faults and some basalt units impacting vein and stockwork volume.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Stockwork zones consist of veinlet-stringers (95), stockwork with 10 percent or more veining (94), and locally wall rock breccia (96). Encapsulated stockwork or host rock within the main vein that is less than 1.5 m wide is included in the interpreted vein. Similarly small discrete veins within the stockwork or stringer zones were included in stockwork, particularly if they were low grade (~3 g/t).

Rhyolite and basalt dykes and major faults directly affecting the vein zone were modeled. Additional dykes, footwall and hanging wall faults and volcanic stratigraphy were interpreted on west-east trending cross sections, but were not modeled in three dimensions.

Surficial geological information from pre-2003 was updated by Russian and Canadian geologists based on new trench information and by projection of drillhole information to the surface. This update was done on 1:200 scale Russian trench plans then simplified onto a 1:5000 summary plan. Trench data and surface mapping (completed in 2004 and 2005) located on primary section lines were considered in the 3-D interpretation. Data located between the sections were used for estimation but wireframe models were not directly tied to them. Off-section trenches were tagged from the digitized surface interpretation. Areas drilled with close spaced holes were interpreted on the close spaced drill section lines and tied into the main wireframes.

The interpretation was completed on north facing (trending west to east) cross sections spaced 10 to 25 m apart. The sections were digitized and wireframe models were built from the digitized lines. The lithological interpretation and wireframes were projected 100 m beyond the last drill information. Section to level reconciliation of the interpretation was done numerous times on screen. Several sets of levels spaced 25 m apart and cross sections of variable spacing were plotted and checked for drillhole tagging and inconsistencies in the interpretation before the final wireframes were complete. Datamine software was used to create three dimensional wireframes for each of the six areas of the Kupol deposit (i.e. South Extension, South, Big Bend, Central, North and North Extension). These were combined into one wireframe for each lithological unit. A full list of lithology codes can be found in Table 17-2. Wireframe lithology codes are shown in Table 17-3.

Vtoryi II

The Vtoryi II vein strikes northwest (azimuth 325°) and dips 55° to 70° southwest. Vein interpretation was completed on 25 m spaced vertical northwest facing cross sections. Three-dimensional wireframe models were built from the hand-drawn interpretations, then reconciled on cross sections and levels, both on screen and on paper plots. The Vtoryi II vein was modeled separately from the main Kupol deposit.

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       Table 17-2: Lithological Codes and Units

Code	Lithological Unit
12	Andesite
15	Andesite - Basalt
21	Mafic - Intermediate
30	Sediments
40	Felsic - Intermediate
52	Rhyolite Dyke
55	Basalt Dyke
70	Fault
80	Surficial Deposit
90	Vein - Massive
91	Vein - Colloform-Banded
93	Black/Yellow/Red Quartz Vein
96	Vein - Wall rock Brecccia
99	Stockwork

17.3        Assay Distributions and Capping

Wireframe models of interpreted vein, stockwork, dyke, major faults and basalt were used to code (“tag”) assay intervals. Detailed trenches were tagged as vein and stockwork from digitized plan view interpretations. Assay intervals tagged by wireframe lithology models were checked in great detail on sectional and plan views on the computer screen and on paper plots. The following codes were assigned to the assay intervals and were used throughout the modeling process.

      Table 17-3: Wireframe Lithology Codes

Lithology	Code
VEIN	100
STOCKWORK	200
DYKE	300
FAULT	400
Not Used	500
BASALT	600
VT-VEIN (Vtoryi-Vein)	100 (or 800)

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Statistics for Au and Ag assays by interpreted lithology (Figures 17-1 and 17-2) indicate that vein is much higher grade than the other lithologies (length-weighted average in vein for Au is 20.7 g/t and 224.1 g/t Ag). Grades are variable as shown by the coefficients of variation, 2.4 for Au and 3.2 for Ag. Assay length for samples tagged as vein is also variable, ranging from 0.03 to 3.6 m with a mean of 0.78 m.

Statistics for Au assays by interpreted zones for the Big Bend and Central zones can be found in Figure 17-3.

Figure 17-1: Gold Assay Statistics by Interpreted Lithologies

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Figure 17-2: Silver Assay Statistics by Interpreted Lithologies

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Figure 17-3: Gold Assay Statistics by Zone

17.3.1   Kupol - Assay Capping

Top cuts (grade caps) are applicable at the Kupol Mine. Capping levels were calculated for different data spacings because the risk associated with high grade increases with decreased data density. Assay intervals were capped (cut) prior to compositing and grade estimation. The approach used to determine Au and Ag cap levels for Kupol Vein samples is described in the following paragraphs.

Sectional review and field observation indicates geological, grade and geometric differences in the vein at locations other than area (or zone) designations (South Extension/650 (SE), South (SZ), Big Bend (BB), Central (CZ), North (NZ) and North Extension (NE)). Changes in mean assay grades and coefficients of variation (COV) by 100 m increments in northing coordinates provide additional support to field observations that different cap grades should be applied in different areas of the deposit.

Initial cap levels were determined from grade distributions as shown on lognormal probability plots, metal reduction calculated from the assay database and detailed checking of the spatial relationship of high grades on sections.

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Final assay capping levels were determined by setting cap grades, calculating composites, estimating capped and uncapped block grade estimates and calculating metal reduction between the uncapped and capped estimates. This process was re-run several times until the targeted metal reduction was attained in the block model used for reporting resources and reserves.

The Mineral Resource is risk-adjusted with an average 5.8% Au and 5.7% Ag metal reduction in the 25 by 50 m spaced drill area (within Indicated Resource), 11.3% Au and 12.2% Ag metal reduction in the 50 by 50 m spaced drill area (within Indicated Resource) and 3.7% Au and 3.3% Ag metal reduction in Inferred Resource.

Kupol zones capping values vary from 60-250 g/t for Au and 700-4000 g/t for Ag.

17.3.2   Vtoryi II Capping

Capping levels in the Vtoryi II vein were set at 70 g/t Au and 700 g/t Ag. These caps were determined by reviewing the assay distributions on lognormal probability plots. The uncapped Au mean grade is 11.7 g/t with a c.v. of 2.8; after capping the mean is 8.5 and the c.v. is 2.0. For Ag, the uncapped mean is 262.2 g/t (c.v. = 2.7), reduced to 163.2 g/t (c.v. = 1.3) after capping. As with the main Kupol vein and stockwork zones, capping greatly reduces the grade variability of the tagged samples.

17.4       Compositing

For Kupol, down-hole 1.0 m composites were created from the assay file. A new composite was started at the interpreted vein, stockwork, dyke, fault and basalt contacts as controlled by the wireframe models. Less than full length composites at the footwall contact of each lithology were re-distributed across the other composites within that vein or stockwork unit.

17.5        Kupol Block Model

Separate block models were built for Kupol Main and Vtoryi II to better represent the different vein geometries and orientations. Kupol Main strikes north-south, dipping steeply to the east, and Vtoryi II strikes approximately 325o dipping 55° to 70° southwest. The southern end of Kupol is about 100 m east of Vtoryi II.

17.5.1   Block Model Parameters

One block model covering the main Kupol vein area was built in the Russian local grid coordinates using Micromine software. Table 17-4 summarizes the block model specifications.

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Table 17-4: Resource Model Limits

Direction	Minimum extent	Maximum extent	Parent size (m)	Number of blocks
Easting (X)	76500	78000	1	1500
Northing (Y)	89000	93600	5	920
Elevation (Z)	-400	720	5	224

17.5.2   Lithological Models

The lithology wireframes (see section 17.2) were filled with blocks/sub-blocks and added together in the following order: stockwork, vein, dyke, basalt, and fault. The minimum sub-block size (see table below) was based on required resolution to appropriately fit the wireframes being filled.

Table 17-5: Resource Model Sub-Blocking Sizes

	Minimum Block size (m)			Maximum block size (m)
Zone	X	Y	Z	X	Y	Z
BB, CZ, NZ	0.1	0.5	0.5	1	5	5
SZ, SE, NE	0.5	2	0.5	5	10	2.5

17.5.3   Topography and Bedrock Surfaces- Kupol Main and Vtoryi II

A topographic surface (created in GEMS software, exported to DXF) covering the area within 88500N and 93500N, 75500E and 77800E was created. The data used includes:

●	Points from digitized quad maps (5m contour intervals) and detailed Russian surveys compiled by Design Alaska in 2005;

●	Trench/channel surveys from 2003-2005;

●	Surveyed collar locations.

Top of bedrock surface was created using a similar method as was used to create the topography surface. Data used includes:

●	Points from digitized quad maps and detailed Russian surveys (compiled by Design Alaska in 2005) dropped by 4m. Points in this data set within drilled or stripped areas were removed;

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●	Trench/channel surveys from 2003-2005 (dropped 0.25m);

●	Bottom of overburden from drill holes.

Suspect or duplicate points were removed or modified to create sensible surfaces. The resulting surfaces were viewed and validated against their respective input data.

Topography and bedrock surfaces were imported into Datamine and applied to the block models. “Air” blocks were created above the topographic surface and “overburden” blocks were created between the two surfaces.

17.5.4   Alteration Models- Kupol Main Vein

For open pit mine planning purposes, acid rock drainage characteristics (pyrite and carbonate alteration) and (advanced) argillically altered rock were modeled for the 2005 reserve model (2005, Garagan). The alteration models were not updated for this study because very little new data was added with the open pit area.

In 2005, the alteration models were created with estimation runs which mimic the geologic occurrence of each alteration (e.g. search ellipses were oriented differently in the vein/stockwork zone compared to the surrounding volcanic stratigraphy).

The revised acid rock drainage (ARD) classification matrix provided by AMEC was applied to the block model as shown in Table 17-6.

Table 17-6: Acid Rock Drainage Model Coding

		Carbonate Code
		0	1	2	3
Pyrite Code	0	NAG(3)	NAG(3)	NAG(3)	NAG(3)
	1	AG(1)	NAG(3)	NAG(3)	PAG(2)
	2	AG(1)	AG(1)	AG(1)	AG(1)
	3	AG(1)	AG(1)	AG(1)	AG(1)

Alteration models with regularized block sizes were used exclusively for waste handling and scheduling in the open pit mine.

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                17.5.5   Grade Estimation- Kupol Vein

Gold (Au), capped gold, silver (Ag) and capped silver grades (refer to section 17.3 for capping levels) were estimated for each vein and stockwork parent block (1m x 5m x 5m for BB, CZ and NZ, and 5m x 10m x 2.5m for SE, SZ and NE) using inverse distance to the power of two interpolation (ID2). Nearest neighbour (NN) and ordinary kriged (OK) estimates were completed for comparison and validation purposes.

The grades where capping was applied are identified by their field names, which incorporate the grade field and the capping applied.

The strike-length of the Kupol deposit as modeled is close to 4.0 km long. Overall vein zone orientation strikes north-south with ±25° local variations. It dips steeply to the east at 70° to near vertical. To best represent local vein orientation, multiple search orientation domains were created. They controlled search orientation ellipses only; they were not used as “hard” boundaries to composite selection during grade estimation.

The final grade estimation plan was the result of numerous test runs. Visual and statistical checks were completed after each test run, and the estimation plan was modified to achieve a suitable estimate.

Stockwork and vein blocks were estimated separately; only vein composites were used to estimate vein blocks and stockwork composites for stockwork blocks. Vein blocks in the Premola Fault were estimated with vein composites. The grades of other materials were not estimated.

Au and Ag estimation into the block model was performed using Micromine and Datamine three dimensional mining softwares. The estimation techniques chosen were ID2 and OK due to the relatively low coefficient of variation (CV) in the sample data following the selection of an appropriate capping. The 1 m composites were used for grade estimation. A three step search strategy was adopted which varies the minimum and maximum number of samples and for the last search, the search volume was expanded. The search parameters used in the estimation were oriented to match the dip and strike of the veins. Estimation parameters used for all grades are presented in Table 17-7.

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Table 17-7: Model Parameters

Data	Ore Type/Source 1			Ore Type/Source 2
	Measured	Indicated	Inferred	Inferred
Composite length (m)	1.0	1.0	1.0	1.4
Capping limit (Au g/t)	Variable (60-250)	Variable (60-250)	Variable (60-250)	70
Capping limit (Ag g/t)	Variable (740-4000)	Variable (740-4000)	Variable (740-4000)	700
Capping limit (Cu %)	N/A	N/A	N/A	N/A
X,Y,Z, block size (m)	1,5,5 / 5,10,2.5	1,5,5 / 5,10,2.5	1,5,5 / 5,10,2.5	Variable
Sub-blocking (y/n)	Y	Y	Y	N/A
Grade interpolation method	ID2, OK	ID2, OK	ID2, OK	ID6
X axis search range (m)	Variable	Variable	Variable	Variable
Y axis search range (m)	Variable	Variable	Variable	50
Z axis search range (m)	Variable	Variable	Variable	25
Avg. bulk density (t/m3)	2.48 – 2.55	2.48 – 2.55	2.48 – 2.55	2.48
Avg. metallurgical recovery (%)	94.5%Au, 83.5%Ag	94.5%Au, 83.5%Ag	94.5%Au, 83.5%Ag	N/A
Cut-off grade (Au g/t)	6	6	6	6

Ore Type/Source 1 = Kupol Vein
Ore Type/Source 2 = Vtoryi II Zone

17.5.6   Resource Classification

Mineral resources are categorized using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2005). Indicated and Inferred resources were defined by reviewing grade and mineralized vein width on west/east trending cross sections and a vertical longitudinal projection. Additionally, in-depth discussions were held with the project geologists about the genetic model for Kupol and the style of mineralization, both globally and locally.

Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at approximately 50 m spacing. Eighty-three percent of the Indicated Resource is supported by approximately 25 by 50 m drill hole spacing. Projection of Indicated Resources is limited to 25 m down-dip in the vein and 12.5 to 25 m along strike. Within Indicated Resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dikes.

Inferred Mineral Resources are estimated down dip and along strike from Indicated Resources in areas drilled at approximate 100 m spacing. Projection distances are limited to within 100 m of a drill hole.

17.5.7   Model Validation – Kupol Vein

The following checks were completed on the resource model:

●	Visual inspection of estimation results (sections and plans on screen and sections on paper);

●	Comparison of kriged, inverse distance squared estimates and nearest neighbour (declustered) composite distributions;

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

●	Analysis of block model statistics;

●	Analysis of grade profiles by northing and elevation; and

●	Analysis of change-of-support statistics.

17.6    Summary of Mineral Resources

Mineral resources were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101. Inferred gold mineral resources have an effective date of 31 December 2010, and are summarized in Table 17-8. Kinross cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported exclusive of mineral reserves and represent Kinross’ 100% ownership of the mine as of the effective date of this report.

Table 17-8: 2010 Year End Mineral Resource Estimate

Classification	Tonnes (000’s)	Au Grade (g/t)	Au Ounces (000’s)	Ag Grade (g/t)	Ag Ounces (000’s)
Inferred	1,463	9.86	464	132.2	6,218

Kupol mineral resources are reported at 6 g/t Au eq cutoff (capped) and blocks are confined within an optimized mining shape based on US$1,000/oz gold price.

17.7        Mineral Reserves

Mineral reserves were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101. Mineral reserves for the Project incorporate appropriate allowances for mining dilution and mining recovery for the selected mining method.

17.7.1   Dilution

Open pit dilution averages 15-24%. Underground sublevel dilution averages approximately 15-20%. Underground Panel dilution averages approximately 25-30%. Panel extraction has been from Big Bend and Central Zone.

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Kinross Gold Corporation Kupol Mine Russian Federation NI 43-101 Technical Report

Due to geotechnical issues, Kupol has experienced unplanned dilution which has had impact on the estimation. Additional ground support has assisted to minimize unplanned dilution.

The average dilution figure was determined from the Feasibility Study and from experience gained during mining of panels. During the year, dilution assumptions were reasonable.

Several cuts in the open pit and several stopes in the underground confirm that the algorithms used were correctly implemented, and that confirmation comprised manual checking for these blocks.

17.7.2	Mineral Reserve Statement

Mineral reserves have an effective date of 31 December 2010 and are summarized in Table 17-9. Mineral reserves represent Kinross’ 100% ownership of the mine as of the effective date of this report.

Table 17-9: 2010 Year End Proven and Probable Mineral Reserve Estimate

Classification	Tonnes (000’s)	Au Grade (g/t)	Au Ounces (000’s)	Ag Grade (g/t)	Ag Ounces (000’s)
Proven	1,833	13.96	823	205.4	12,107
Probable	7,828	9.88	2,487	119.1	29,961
Total	9,661	10.66	3,310	135.4	42,068

Mineral reserves were estimated using metal prices of US$900/oz gold and US$14/oz silver. The open pit mineral reserves are reported at a cutoff grade of 3.0 g/t gold. Underground mineral reserves are reported at a cutoff grade of 6.0 g/t gold equivalent (capped and diluted).

Russian regulatory approvals of mineral reserves are necessary before commercial extraction of ores occurs.  Russian reserves standards and methodologies are similar in some respects, but not identical to NI 43-101 or SEC guidelines and requirements.

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Permanent exploration conditions have been developed for Kupol Mine reserves calculation, as per Minutes # 214-K of State Committee on Mineral Reserves (GKZ) meeting as of June 29, 2007, approved by the Russian Federation Ministry of Natural Resource Federal Agency for Subsoil Use on August 01, 2007 for Open Pit and Underground Mining Conditions:

●
contouring to the width of ore intervals should be done using geological outlines of adularia-quartz veins; if there is any ore mineralization outside of their boundaries, contouring should be provided at a 3.0 g/t gold equivalent cutoff grade;

●	silver to gold equivalency ratio is 0.015;
●	maximum width of waste and subeconomic ore interburden is 3.0 m.

17.8	Reconciliation

Annual reconciliation of model predictions to production actual was acceptable. Mill Production to Block Model (Mill/Model) performance indicators were as follows: Tonnage 108%, Gold Grade 96%, Gold Ounces 104%, Silver Grade 101%, and Silver Ounces 109%. Reconciliation data for 2010 is summarized in Table 17-10.

Table 17-10: Kupol Reconciliation Performance Indicators

Project Performance	Mill/Model Year
Tonnage	108%
Au Grade	96%
Au Oz	104%
Ag Grade	101%
Ag Oz	109%

17.9	Comment on Mineral Resources and Mineral Reserves

The QP is of the opinion that the mineral resources and mineral reserves for the Project, which have been estimated using core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2005). The mineral reserves are adequate to support mine planning.

Mineral reserves by definition have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing, and political factors and constraints, as discussed in Section 4 and Section 18 of this Technical Report.

The results of the economic analysis to support mineral reserves (see Section 18.10) represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Areas of uncertainty that may materially impact mineral reserve estimation include:

●	Commodity price and exchange rate assumptions;

●	Capital and operating cost estimates;

●	Geotechnical designs for stopes and ground support.

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18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

18.1	Mining Operations

The Kupol mineralization comprises high-grade gold-silver veins. Veins vary between segments of single vein and segments with multiple, sub-parallel, or branching veins. Mineralization is concentrated in distinct shoots separated by areas of barren vein. Vein thickness is quite variable; one area of the vein in the Big Bend zone is typified by greater-than-normal thicknesses and better-than-average ore grade. Vein horizontal widths average approximately 6 m for the deposit as a whole, ranging between 3.5 m in the South zone and 7 m in the Big Bend zone. Diluted individual ore shoot grades vary between 12 and 25 g/t gold.

For mine planning and reserves, the veins are classified into six principal continuous and subparallel groups numbered 20, 30, etc. through 70 Veins, starting from the footwall (west side) of the vein system. Minor second-order splays, apparent splits, and link veins compose each vein group. The principal vein, 30 Vein, contains 74% of the economic resource; in the North zone, it splits in two and the 30 East Vein contains another 16% of the economic resource. In detail, the 30 Vein proper comprises 24 individual segments separated by dikes that crosscut the vein at low angles. Over half of the segments occur in Big Bend, also the richest portion of the deposit. Vein complications related to the dikes are factored into dilution estimates for the open pit and underground mines, discussed below.

The initial mine planning was completed in 2006 by Bema with assistance from Wardrop Mining and Minerals. In 2010, work was done to create a mine design to support the updated reserve and the work was completed by Kinross with assistance from the Snowden Group. The updated mine plan and associated Life-of-Mine economic model for the Probable reserves takes into account metallurgical losses and mine development (both open pit and underground development) required to exploit the reserves at a profit. In addition, the economic model contains the costs to process the ore, manage the operation, and deliver the product for sale. The probable mineral reserve estimate was completed by Kinross Gold Corporation staff.

The results of the Life-of-Mine modelling exercise show that as of 1 January 2011, the open pit will deliver 162,000 tonnes to the mill and stockpile at an average grade of 15.1 g/t gold and 165.7 g/t silver with open pit operations expected to cease by August 2011. Also as of 1 January 2011, the underground will deliver 1.48 million tonnes over a remaining mine life of approximately 4 years at a grade of 16.6 g/t gold and 235 g/t silver. The production schedule has the open pit and underground mines operating at the same time until August 2011, at which point all production will be from the underground operation. Mining takes place over a distance of approximately 2.0 km from north to south (Figure 18-3). The Kupol deposit is not fully explored and additions to the mine life and mineral reserves are possible based on further exploration and evaluations.

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18.1.1            Open Pit

The cutoff grade used for determining the economics of the open pit was 3.0 g/t gold using $350 and $5.50 per ounce for gold and silver, respectively. The cutoff grade was determined from estimated mining costs for open pit mining. For trade-off comparison, the costs for mining the ore from underground were compared to open pit costs. The pit optimization and detailed planning (using MINESIGHT® software) assumed a minimum mining width of 2 m carrying a grade of 3.5 g/t gold. Veins narrower than 2 m had to have a minimum grade of 10 g/t gold to be included in the mine plan. The pit bottom was designed for a minimum width of 25 m, essential for safe operation of equipment. Optimized pit selection and final design were driven by consideration of several other factors:

●	Remote location;

●	Availability and capacity of existing construction fleet;

●	Severe weather;

●	Desire to leave level pit bottom for underground mining interface;

●	Selective mining methods and grade control.

A relatively shallow pit and low production rate provides the best practical fit with the factors and constraints in the list above. The Kupol open pit is an elongated design pit that selectively mines the Kupol vein system with a waste-to-ore ratio of 12:1 (calculated during the feasibility study stage) (Figure 18-1). The ultimate pit depth in the Big Bend area will reach approximately 100 m and the pit depth in the majority of the Central and North zone areas will be approximately 45 to 50 m. Thermistor data demonstrate that the entire pit is within permafrost, thus the pit design does not include any measures for groundwater influences in the pit slope design. A final bench geometry of 24 m bench height (70º bench face angle) with a minimum bench width of 10 m can be successfully and safely mined. The average overall slope angle of the pit varies depending on geotechnical parameters but averages 49°.

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Figure 18-1: Isometric View of Current Open Pit

The Kupol open pit currently operates as a standard truck/loader operation, with the crusher located at the processing plant, and the waste dump located approximately2 km to the south at the tailing impoundment. The remaining strip ratio, 8:1, is less than the original life-of-mine strip ratio that was calculated in 2006 was 12:1. The pit has three main access ramps and it is currently being mined in three phases. The first (South) phase extracts as much of the Big Bend orebody as possible. The succeeding two phases extend the Phase 1 pit deeper and to the north.

Loaders (5.5 m³ bucket capacity) are used as the main loading units in waste and will be used for loading a high percentage of the ore. Excavators with a bucket capacity of 4.3 m³ are used in the ore grade control efforts in the pit. The excavators clean the waste from a buffer zone on the hanging wall of the shot vein under the guidance of grade control personnel. Next the excavators pull the ore from the face of the bench, either loading an available truck or placing it to the side for later loading. The excavators will clean the ore until the footwall waste is reached. The loaders and excavators are matched with 35 tonne mining trucks that are used for both waste and ore haulage as well as for all other surface material haulage requirements on an as-needed basis.

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The following list outlines the major equipment and support fleets used in the open pit:

1.	16 Komatsu HM350 35 tonne articulated haul trucks

2.	5 Komatsu WA500 loaders

3.	3 Komatsu excavators (2xPC400LC 1xPC750)

4.	2 Ingersoll-Rand ECM470 surface drills

5.	3 Ingersoll-Rand ECM720 surface drills

6.	5 Komatsu dozers (3xD375A 1xD155AX 1xD65EX)

7.	2 Komatsu GD825A graders

Grade control is currently comprised of angled reverse circulation rotary drilling, shallow bench trenching, mapping, and ore face spotting. The drilling and trenching grids provide detailed information to allow a three-dimensional interpretation of the vein and ore grade geometry. The blast hole drill patter and hole angles are designed to maximize ore recovery and minimize dilution due to variability in vein geometry and structural complications.

Blasthole sampling determines the acid generating potential of waste rock. Samples are sent for LECO analysis and polygons are created to be staked out in the field for visual separation of Acid-Generating and Non-Acid-Generating waste rock. Rock with acid generating characteristics is stored on lined pads. Non-Acid-Generating material is used as tailings dam construction material or is stacked on the waste dump for future backfilling requirements.

Production from the open pit began in 2007 with operations expected to cease in August 2011. Table 18-1 shows the total ore mined from 2010 as well as forecasted production for 2011.

Table 18-1: Kupol Open Pit Production

Open Pit	High Grade			Low Grade
Year	Tonnes (T)	Au Grade (g/t)	Ag Grade (g/t)	Tonnes (T)	Au Grade (g/t)	Ag Grade (g/t)
2010	352,245	18.38	185.7	149,903	6.27	61.6
2011*	86,985	22.60	232.3	75,022	6.40	88.5
*Forecasted production

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18.1.2              Underground

The initial underground stope layout that was completed in 2006 was done using an 8 g/t gold undiluted grade and a 20 grammetre (grade thickness) planning filter. The planning filter is equivalent to a diluted 6 g/t gold resource grade with a consideration for minimum mining width from the grade-thickness parameter. The 2010 mine design update used a 6 g/t gold diluted cutoff grade and 15 grammetre cutoff. Underground minimum ore mining width is 2.5 m. Veins narrower than 2.0 m horizontal width must have a gold content of 10 g/t Au to be considered for mining. Material meeting the filter is included in the plan, and dilution and ore loss are applied. Non-economic material such as small, isolated vein occurrences is not put in the plan. Ore loss and dilution criteria are developed for the underground mine from geologic information and benchmarking other similar mining operations. The plan assumes edge dilution of up to 1.5 m per sill rib, and panel dilution is applied as a percentage of the ore removed. Total dilution applied includes edge, interburden, and backfill/re-handling. Ore loss of 5% is applied to the panels and 0% to the sublevels.

During the 2004 drilling program, several thermistors were installed. The analysis showed that permafrost exists to at least a depth of 250 m, well below the depth of the feasibility mine plan. Geotechnical analysis recommended that only minimal ground support be required in the stoping areas over spans up to 15 m. Based on the geometry of the mineralization and the results of the geotechnical studies, longhole stoping was the mining method chosen. The level of ground support required has been found to be much more than originally called for in the feasibility study. Shotcreting and reinforcing both the hanging wall and footwall with DWIDAGs and cable bolts is required to minimize groundfalls and dilution. The mining method currently in use is the AVOCA (Figure 18-2) mining method with the following parameters:

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Figure 18-2: Isometric View of Current Open Pit

●	Sills are driven on 15 m (sublevel) spacing approximately 4 m high;

●	Longhole stopes (panels) are drilled using parallel or fan drill holes between the sublevels (approximately 11 m);

●	A slot is drilled and blasted first to create a void to shoot to if one does not exist;

●	Multiple rings are blasted into the void (exact number of rings blasted is dependent on production requirements and regulations);

●	Stopes are filled with waste rock backfill as production advances, typically leaving only 20 m of void to reduce dilution and hanging wall failure;

●	The production cycle is repeated until the level is completed;

●	Temporary sill pillars are left between mining fronts;

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●	A concrete sill pillar is constructed on the first (lowest) sill cut of a mining front if there is an expectation ore will be mined up to this sill from below.

The following list outlines the major equipment fleets that are currently being used for underground mining at the operation:

1.	3 Toro T1400 loaders

2.	4 Cat R1300 loaders

3.	4 Cat R1700G loaders

4.	12 Cat AD45B haul trucks

5.	4 Sandvik Axera D7-240C development drills

6.	3 Sandvik Solo longhole drills

7.	3 Sandvik Robolt rock bolters

8.	4 Normet utility trucks

The average vein width in all zones permits use of the required mining fleet for longhole stoping without incurring significant extra dilution in most areas of the mine. Two major declines driven 5 m wide by 5.5 m high exploit the underground reserves, one in the south end of the mine, and one in the north. Development of the south decline began in 2006 and the north decline system began in 2008. Figure 18-3 shows the current development in the underground workings. New reserves lie almost entirely within the current mine development footprint established during the Feasibility Study. Reserves that lie outside the footprint occur principally in the Central and South zones and below the original mine plan and currently driven development, but access involves only a straightforward deepening of existing spiral ramps and some lateral development and raising.

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Figure 18-3: Isometric View of Current Underground Development

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The waste crosscut accesses off the main decline are 5m by 5m to the vein, which allows the use of trucks to deliver backfill into the stopes. Development in ore will be 4 to 5 m high and the full width of the ore, slashing as required. All development will use two-boom jumbos. Ore and waste haulage will be accomplished using 40-tonne articulated trucks. Development of declines and access ramps will be completed using 8 yd3 underground loaders.

The backfill cycle is an integral part of the production cycle of the AVOCA mining method, and in 2011 approximately 1,350 tonnes per day of backfill placement is required to maintain the underground production schedule. Over the remaining life-of-mine, approximately 1,500 tonnes per day will be required. The last sill cut and associated panels at the top of a mining front do not need filling. Backfill will be primarily run-of-mine waste, either directly from underground development or from open pit waste (acid generating material). Table 18-2 shows the 2010 underground production as well as life-of-mine remaining production.

Table 18-2: Kupol Underground Production

	High Grade			Low Grade
Underground Year	Tonnes (t)	Au Grade (g/t)	Ag Grade (g/t)	Tonnes (t)	Au Grade (g/t)	Ag Grade (g/t)
2010	520,729	25.87	340.6	291,465	6.80	90.6
2011*	767,616	15.99	202.7	353,636	6.34	95.7
2012*	712,997	17.17	189.5	501,055	6.98	100.6
2013*	1,172,674	11.61	166.0	-	-	-
2014*	1,154,578	10.97	152.3	-	-	-
2015*	1,155,299	10.35	126.9	-	-	-
2016*	1,157,195	10.07	122.5	-	-	-
2017*	-	-	-	1,172,325	9.02	105.0
2018*	-	-	-	965,730	7.19	83.3
*Forecasted production

Ventilation of the mine consists of two ventilation intake drifts; one at each of the North and South Portals. Each intake drift uses 900HP Alphair axial fans to provide approximately 400 m3/s of fresh air to the underground workings. Air is exhausted out of the mine using a combination of return air raises (RAR) and the South Portal. The remainder of the ventilation system consists of a series of internal raises, declines/ramps, and forced air auxiliary ventilation circuits to deliver air to the working faces and support production.

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18.1.3             Mining Sequence

Underground development began in the Big Bend zone in early 2007. Production began with the placement of a sill mat on the 485 level and progressed up from that elevation, mining out the thickest and highest grade portion of the zone first. Currently, stoping is occurring in the Big Bend (to be completed in 2014) and Central zones (to be completed in 2013). Development is being focused in the North Upper zone as well as the declines that will access both the South zone and Northern Extension zone. Stope extraction in the Big Bend zone is expected to continue with a declining profile until 2014. Central zone stope extraction began in 2011 and will continue through mid-2013. North zone and North Upper zones will become the dominant source of ore from 2012 to 2016 when the South/650 zones and the North Extension zone become the source of ore until mining operations cease.

18.1.4             Waste Rock

The total amount of waste remaining to be mined is approximately 4.1 million tonnes. Mine waste rock has been generated primarily by the open pit. 6.1 million tonnes of the total waste will be used to fill underground stoping areas throughout the remaining mine life. Table 18-3 shows the total life of mine forecasted waste schedule.

Table 18-3: Kupol Waste Rock Production

Waste Rock	Open Pit	Underground
Year	Tonnes (t)	Tonnes (t)
2010	5,917,177	488,481
2011*	1,296,412	380,059
2012*	-	372,294
2013*	-	513,068
2014*	-	496,241
2015*	-	496,008
2016*	-	450,821
2017*	-	77,885
2018*	-	-
*Forecasted production

The tailings impoundment is constructed from Non-Acid-Generating (NAG) and Potentially Acid Generating (PAG) waste. PAG waste rock may be used only in the core of the dam where thermal modeling indicates very fast freezing of this material. In addition, the liner on the face of the dam greatly reduces the possibility of any water reaching the PAG material used in the core. Acid generating (AG) mine waste will be placed in the tailings impoundment basin (upstream of the impervious liner). The mine waste will eventually become covered by tailings or water and freeze very soon after the end of mine life. Run of mine NAG waste is used in the downstream and buttress sections of the tailings impoundment.

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Acid generating material is modeled based on core logging of pyrite and carbonate percents, and supported by representative LECO sulfur analyses. LECO blasthole results will be used to flag materials in the open pit having different ARD properties so that they can be hauled and placed in appropriate sites. NAG waste will be used, for example, for any general site fill requirements during construction and operation.

18.2	Milling Operations

The milling process consists of primary crushing and a SAG/ball mill grinding circuit, and includes conventional gravity technology followed by whole ore leaching. Merrill-Crowe precipitation is used to produce gold and silver doré bars. Counter-current decantation (“CCD”) wash thickeners recover soluble gold and silver values and a cyanide destruction system is used to reduce cyanide concentrations to an acceptable level for disposal. Tailings gravity-flow through a pipeline to a conventional tailings impoundment. Final doré bars are shipped to the Kolyma Refinery located near Magadan.

The mill is designed to process the ore on a two shift per day, 365 days per year schedule at a rate of approximately 3,000 tonnes per day or 1,095,000 tonnes per year. Average gold recovery is 92.8% and average silver recovery is 77.8%. The mill mechanical availability is 90 to 94%.

Ore is trucked from the mine to a stockpile and transferred to a coarse ore bin via front end loader. From the stockpile, ore is fed to grizzly screens (bars 700 mm-spaced) of the coarse ore bin of 150 tons. Coarse material is conveyed to a Birdsboro-Buchannan jaw crusher (the discharge opening is 150 mm). Crushed ore is conveyed to a crushed ore bin of 3,500 m3 capacity.

Two apron feeders are provided below the crushed ore bin to feed ore to the SAG mill feed conveyor. The first stage is wet semi-autogenous grinding in a Koppers (Metso) mill 7.0 m diameter x 3.0 m EGL in closed circuit with a vibrating screen for 3.0 mm primary grind size.

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Figure 18-4: Mill Flowsheet Schematic

Screen oversize is sent back to the SAG mill feed conveyor and screen undersize is fed to Krebs hydrocyclones (12 units) for further size control. Hydrocyclone underflow reports to the ball mill Koppers (Metso) 5.0m dia x 9.2m EGL.

The hydrocyclone overflow product is at a grind size of 70-80 % minus -0.053 mm.

A gravity gold recovery circuit is located within the grinding circuit. Slurry is pumped from the hydrocyclone feed sump to the centrifugal gravity concentrator Knelson KC-XD30, which is equipped with a control unit to vary the operation mode and flush cycle. The Knelson concentrate is further processed at a gravity table. As the concentrate builds up, it is refined to concentrate bars.

The hydrocyclone’s overflow of solid content (35%) flows by gravity to the surge tank. From the surge tank, slurry is pumped to deep-cone grinding thickener EIMCO equipped with an agitator drive. Flocculent is added to get a clear overflow, and to enable solids sedimentation. The thickener circuit overflow is pumped to a grinding circuit to be used as process water. Underflow of solids content with 50% is pumped to a pre-aeration tank.

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The pre-aeration tank is equipped with an agitator to stir slurry. It is covered and ventilated. The slurry flows by gravity into the first out of five leaching tanks for the gold and silver to be dissolved.

The five leaching tanks are equipped with agitators to stir slurry (enabling 120 hours of leaching). All leaching tanks are covered and provided with exhaust ventilation. The design of the leaching circuit ensures slurry flows by gravity from one tank to another due to the descending top levels of tanks. Overflow of the last leaching tank is pumped to the first counter-current decantation thickener tank. Cyanide solution is added to first, second and third leaching tanks at an adjustable flow rate. Lime milk is added to the pre-aeration tank, first and third leaching tanks. Lime is required to adjust the pH level, while cyanide is added based on silver and gold content. Lead nitrate is added to the pre-aeration tank, first and second leaching tanks.

Pregnant solution residue tails are removed in the counter-current decantation circuit (CCD) in five stages. The circuit comprises five deep-cone thickeners EIMCO, equipped with agitator drives. The underflow of thickener tanks at each stage is pumped to the tank to be mixed together with the previous stage thickener (with solid content, 50%). Barren solution of the Merrill Crowe circuit is pumped to slurry/solution mix tank under the last CCD thickener tank as a washing solution. The first thickener overflow, the pregnant solution, flows by gravity to the pregnant solution tank.

Pregnant solution is pumped to pressure leaf clarifiers to remove the suspended solids. Clarified pregnant solution is sent immediately to the Merrill Crowe deaeration tower. The deaerated solution mixed with zinc dust (for gold and silver to be precipitated) and pumped to the filter press in the refinery area. The barren solution, after going through the press filters, is pumped to the tank to be used for washing.

When the filters are caked with solids, they are taken out of operation to be cleaned. The cake dries, and fluxes are added to be further refined in the induction furnace to produce doré bars.

CCD thickener five underflow is pumped to the hypochlorite cyanide destruction tank; from this tank, the slurry flows by gravity to the tailings impoundment.

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18.3	Ancillary Facilities

18.3.1	Logistics

Due to its remote location, the Kupol project includes numerous off-site and on-site ancillary support facilities such as access roads, airport facilities, permanent camp and wastewater treatment plant, power generation, fuel storage and distribution.

Key off site facilities at Pevek and Magadan include the following:

Pevek

●	Truck shop for summer road and winter road operation;
●	Personnel and offices for logistic management (ship off-loading, container shipments and fuel shipments); and
●	Living facilites for truckers, etc.

Magadan

●	Overall management of logistics and personnel movement;
●	Management of country issues;
●	Accounting;
●	Human Resources; and
●	General Administration (IT, translators, etc.).

Logistics shipping routes are shown in Figure 18-5. Most supplies will be delivered to Pevek port during the summer period. The Pevek port is located on the East Siberian Sea and is typically accessible from July until mid-September. CMGC operates a staging facility in Pevek and YaraKvaan to store and prepare supplies until the winter road is passable to site. Fuel is stored by the distributor in Pevek in an existing 90,000 cubic metre facility.

Supplies and fuel will be transported to site using all wheel, all terrain vehicles. A trip to and from the Kupol site in supply trucks takes approximately 3 days. Trip times during the first and the last two weeks of winter road operation are slower due to road conditions. Supplies can also be brought to Kupol on a regular basis by fixed wing aircraft.  In general, an AN-12 is capable of carrying approximately 17 passengers or two tonnes of supplies and an AN-38 is capable of carrying approximately 26 passengers or 2.5 tonnes of cargo.  Flights are used to transport food, doré, and other supplies to and from Magadan. Additionally, if necessary, supplies can be delivered to Keperveem and Pevek in IL-76 transport planes during the winter months. A helicopter is also available as needed between Keperveem, Anadyr, and site.

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Russian personnel working at the mine are scheduled on a four-week-on / four-week-off turnaround. Expatriates working at the mine are scheduled on a six-week-on / four-week-off turnaround.

Figure 18-5: Kupol Logistics - Shipping Routes

18.3.2            Mill and Services Building

The Mill and Services building combines six distinct areas, shown in Figure 18-6.

●       Mill Area;
●       Power House;
●       Mine Rescue
●       Service Complex;
●       Tank Building; and
●       Truck Shop.

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Figure 18-6: Mill Complex

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18.3.3            Permanent Camp

The 11,250 m² camp has been designed as a “Permanent Camp” (see Figure 18-7). The size was established at 606 persons nominal and can be comfortably expanded to 656 persons. All areas of the camp are heated using waste heat from the mill central Power House supplemented when necessary by the mill boiler system. The living quarters include VIP units, single occupancy rooms, double occupancy rooms, and senior staff quarters. Due to the extreme weather conditions at Kupol, great care has been taken to provide adequate recreational facilities for use after work such as games rooms, a gymnasium, and exercise room. The kitchen and dining area has a 3.5 m ceiling. The camp has a centralized fire alarm system, with the control panel located in the permanently staffed camp security office.

Figure 18-7: Permanent Man Camp

The wastewater treatment plant has a treatment capacity for up to 160 m³/day of waste, based on 600 persons producing an estimated 0.265 m³/day. The system can also accommodate a temporary increase for 300 people (such as a summer exploration team).

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18.3.4            Power Generation

The Kupol powerhouse operates as an “Island Installation”, producing electricity but not connected to an external power grid. The installed generating capacity is approximately 25 MW with an anticipated demand of 15.5 MW using eight generating units. A waste heat system recovers the equivalent of approximately 15 MW. The hot medium is used to heat the mill building complex and the camp facility. A tank farm can hold a combined 30,000 m³ of diesel duel, 800 m³ of aviation fuel and 300 m³ of gasoline in ten welded steel tanks. All the fuel for the site is trucked from Pevek over the winter road.

18.4	Contracts

Kinross typically establishes refining agreements with third-parties for refining of doré. Kinross’s bullion is sold on the spot market, by marketing experts retained in-house by Kinross. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.

18.5	Markets

In 2010, the milling facility located at the Kupol site produced approximately 630,000 ounces of gold and 6,670,000 ounces of silver of doré product in bar form. Doré bars were transported weekly by security personnel on an AN-26 aircraft from the site to Magadan. The doré was then transported by security in an armoured vehicle from the Magadan Airport to the Kolyma Refinery located near Magadan. The refinery then refines the doré into gold and silver bullion bars meeting international standards.

18.6	Environmental Considerations

The Russian Federal Government’s Federal Agency of Environmental, Technical and Nuclear Supervision (known as Rosgoteknadzar in Russia) has reviewed and approved the Russian Construction Feasibility Study (known as a T.E.O.-C in Russia) for the Kupol Project. The T.E.O.-C contains information on geology, mining, milling, tailings storage, infrastructure, civil defense measures, and environmental protection. To the basis of this approval, the final permit for construction was granted in April 2006. Additionally, permits have been received for the exploration air and water usage, earth works, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction.

All permits required to operate under local, Provincial/State and Federal legislations are in place, and in good standing.

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The exploration program was fully permitted in accordance with Russian requirements.

Additionally, permits have been received for the exploration air and water usage, earth works, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction.

In September 2005 the State Commission on Mineral Resources (“GKZ”), a branch of the Ministry of Natural Resources and Russian Federation Federal Agency of Subsoil Use, approved (Protocol dated September 09, 2005 No. 1065-оп) the Russian reserves for the Kupol deposit.

The breakdown in major cost components for the reclamation consists of 25% allocated to demolition, 25% to on-site management, and ~11% to water treatment, covering the years 2015 to 2026. Total costs are US$32.4M.

18.7	Taxes

Taxes and duties payable by producers of precious metals (including gold and silver) in Russia to federal, regional, and local government budgets include corporate income tax, value added tax, mineral resource extraction tax (equivalent of royalty), property tax (real-estate and movable equipment), social (payroll) tax, custom (import and export) duties and other taxes and levies.

There are no royalties payable with respect to the Kupol mine, but an extraction tax is payable equal to 6% of the sales value for all gold contained in the mined ore and 6.5% of the sales value for all silver contained in the mined ore.

18.8	Mine Life

Based upon the current mineral reserve estimates, the life of mine for Kupol is expected to continue up to 2019. Open pit operations are scheduled to be complete in Q2 2011, underground mining is scheduled to be complete in 2018 and the mill will continue processing low grade stockpiles until 2019. The planned production schedule incorporating proven and probable mineral reserves only is presented below in Table 18-4.

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Table 18-4: Kupol Production Schedule 100% Basis

		Grade (g/t)		Recovery (%)		Amount Produced (oz)
Year	Tonnes milled (t)	Au	Ag	Au	Ag	Au	Ag
2011	1,131,500	14.8	188	92.1	78.2	496,624	5,355,729
2012	1,146,100	13.3	156	92.8	77.1	455,602	4,431,843
2013	1,146,100	11.6	166	92.0	78.5	393,836	4,798,932
2014	1,146,100	11.0	152	91.5	76.8	369,767	4,311,263
2015	1,146,100	10.3	127	90.9	72.6	346,528	3,393,376
2016	1,146,100	10.1	122	90.6	71.7	336,200	3,234,195
2017	1,146,100	9.1	107	89.3	68.0	300,103	2,683,070
2018	1,146,100	6.8	87	84.8	61.7	211,430	1,969,087
2019	506,312	6.8	88	84.7	62.1	93,312	884,193

There are reasonable prospects for future exploration and drilling programs being able to add to the known mineralization, and potentially to add to the mineral resources and reserves.

18.9	Capital and Operating Cost Estimates

Capital expenditure is primarily attributed to mine development (~US$7 M/year) and tailings dam construction (~US$3.2 M in 2013) over the course of the mineral reserve mine life. Life of mine capital expenditure is anticipated to be US$69 million (100% basis). Kinross spent approximately US$32.0 million on capital expenditures in 2010.

Life of mine operating cost (see Table 18-5) is estimated to be US$2,167 million including royalties and site taxes calculated at a gold price of $900/oz. Metal production from 2011 to 2019 is estimated be 3.5 million ounces Au equivalent, produced from a total of 9.7 million tonnes of ore milled.

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Table 18-5: Life of Mine Operating Costs

Item	US$ M	$/t milled
Mining	330	34.12
Mill	766	79.26
Site General	557	57.67
G&A	141	14.65
Stockpiles Adj	13	1.38
Sales and refining cost	45	4.69
Royalties	281	29.10
Property Taxes & Other Taxes	33	3.41

Total	2,167	224.26

18.10	Economic Analysis

The results of the economic analysis represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

To ensure that the Project demonstrated economic viability sufficient to support mineral reserve declaration, a financial analysis was undertaken that incorporated mineral reserves only, the projected operating and capital costs, taxes, royalties and financing costs. The financial analysis was generated based on an unleveraged scenario.

A financial analysis has been prepared on the basis of the mining and treatment of proven and probable reserves until the year 2019. The principal results of the evaluation and sensitivities to gold price, capital cost and operating cost are presented in Table 18-6 below:

Table 18-6: Net Discounted (5%) Post-Tax Cash Flow (US$ millions)

Gold Price US$/oz	$800	$900	$1,000	$1,100	$1,200	$1,300	$1,400
Silver Price US$/oz	$13	$14	$15	$18	$22	$28	$35
Base Case NPV	$604	$741	$880	$1,045	$1,223	$1,429	$1,648
Opex + 25% NPV	$381	$519	$658	$822	$1,001	$1,206	$1,425
Capex + 25% NPV	$594	$732	$870	$1,035	$1,214	$1,419	$1,638

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Sensitivity analyses were performed on net cash flow, internal rate of return, gold price, operating costs and capital costs. The Project is most sensitive to changes in metal price followed in turn by operating costs and capital costs

Kinross notes that a modest increase in metal prices has a significant impact on the Project’s projected financial results. The long-term view of metal prices will drive the Project’s projected financial results and thus the overall view of the Project’s value.

There is good potential for the Project cash flow to be improved through successful exploration drilling, discovery of new mineralisation and conversion of mineral resources to mineral reserves. Measured, indicated and inferred resource material is excluded from the financial analysis.

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19.0	OTHER RELEVANT DATA AND INFORMATION

There is no other data or information relevant to the mine that is not covered in other sections of this report.

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20.0	INTERPRETATION AND CONCLUSIONS

Subsequent to the Kupol 2007 Technical Report, Kinross has conducted additional diamond drilling, surface mapping and trenching, geological studies, metallurgical studies and geotechnical studies concurrent with, and subsequent to the feasibility study. The most significant factors that have changed relative to the feasibility study are the size of the mineral reserve and the duration of the project, based on the new drilling information and new mineral resource estimate. Diamond drilling has extended indicated resources both laterally and to depth in certain areas inside, or nearby to the development footprint of the Kupol underground mine plan.

In 2008, a considerable amount of probable mineral reserve was upgraded to proven mineral reserve due to sill development and panel extraction, which commenced in the BB zone. In 2010, a considerable amount of inferred mineral resource was upgraded to indicated mineral resource due to the infill drill program on the Kupol main vein.

Mining tenure held by Kinross in the area for which mineral resources and mineral reserves are estimated is valid. Current permits have allowed exploration and mining activities to be conducted under appropriate Russian laws. Kinross holds all required permits to support mining activity. Understanding of the Project geology and mineralization, together with the deposit type, is sufficiently well established to support mineral resource and mineral reserve estimation. Geological models are appropriate to the deposits. Metallurgical tests were performed on samples that were considered representative of the mineralization. Metal recovery figures used to support mineral resources and mineral reserves are based on metallurgical testwork, appropriate to the mineralization styles and have been proven in historical plant performance.

Underground mining uses conventional longhole stoping and appropriate ground support design has been demonstrated in the existing mine. Permanent exploration conditions have been approved by the Russian Federation Ministry of Natural Resource Federal Agency for Subsoil Use on 1 August 2007 for open pit and underground mining conditions.

The financial analysis indicates a Project, which using the assumptions outlined in this Technical Report, returns a positive NPV.

In the opinion of the QP, the Project that is outlined in this Technical Report has met its objectives. The data supporting the mineral resource and mineral reserve estimates were appropriately collected, evaluated and estimated. Mineral resources and mineral reserves have been estimated for the Project, and a sound mining plan has been presented.

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21.0	RECOMMENDATIONS

The Kupol mine is a producing gold and silver mine for Kinross Gold Corporation. The recommendation for successive work phases is to proceed with budgeted exploration drilling programs.

There are reasonable prospects for future exploration programs adding mineralisation and potentially adding to the Project mineral resources and reserves.

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22.0	REFERENCES

Anyusk Geological Expedition, 2000, Summary Report on the Exploration of the Kupol Deposit, Internal Report

B2Gold Corporation, 2009a: Annual Information Form 2009: unpublished annual information form for B2Gold Corporation posted to Sedar, dated 25 March 2009.

B2Gold Corporation, 2009b: Kupol East and West Moroshka Basin Drill Results and New Vein Discovery: news release dated 20 May 2009, posted to B2Gold Corporation website, accessed 22 January 2010, http://www.b2gold.com/News/Default.aspx

B2Gold Corporation, 2009c: Presentation, November 2009: unpublished presentation posted to B2Gold Corporation website, accessed 22 January 2010, http://www.b2gold.com/investor-relations/presentations.aspx

B2Gold Corporation, 2010: Kupol West Drill Results Confirm the Presence of Multiple Gold Bearing Veins in the Moroshka Basin: news release dated 19 January 2010, accessed 22 January 2010, http://www.b2gold.com/News/Default.aspx

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2004: Exploration Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum.

Canadian Securities Administrators (CSA), 2005: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Corbett, G.J., 2002: Structural controls to Porphyry Cu-Au and Epithermal Au-Ag deposits in Applied Structural Geology for Mineral Exploration, Australian Institute of Geoscientists Bulletin 36, p. 32-35.

Crowl, W., 2007: Technical Report on the Kupol East And Kupol West Licenses, Chukotka Autonomous Okrug, Russia: unpublished technical report prepared by Gustavson Associates for B2 Gold Corporation, effective date 22 October 2007.

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Devuyst, E., Cyanide and Thiocyanate Destruction by Alkaline Chlorination for the Kupol Project, December 28, 2006.

Hedenquist, J. W., Arribas, A., Jr., and Gonzalez-Urien, E., 2000: Exploration for epithermal gold deposits: Reviews in Economic Geology, v. 13, p. 245-277.

Hedenquist, J.W. and White, N.C., 2005, Epithermal gold-silver ore deposits: Characteristics, interpretation and exploration. 5-6 March 2005, Toronto, Canada, Prospectors and Developers Association of Canada and Society of Economic Geologists Short Course.

Naccashian, S., 2010, 2009 Year End Mineral Resource and Mineral Reserve Report, Kupol Mine, Chukotka Autonomous Okrug, Russia.

Naccashian, S., 2011, 2010 Year End Mineral Resource and Mineral Reserve Report, Kupol Mine, Chukotka Autonomous Okrug, Russia.

Panchenko, A.F., Kogan, D.J., 2000, Laboratory test work on the technological properties of the ore from the Kupol deposit. Irgiredmet Report, Irkutsk.

Panteleyev, A., 1996: Epithermal Au-Ag: Low Sulphidation (H05): deposit model profile posted to BC Geological Survey website, accessed 1 May 2007, http://www.empr.gov.bc.ca/mining/Geolsurv/MetallicMinerals/MineralDepositProfiles/profiles/H05.htm

Rajala, J., Memorandum, Kupol 650 Zone Metallurgical Testing Results, February 3, 2007.

Sillitoe, R.H., and Hendenquist, J.W., 2003: Linkages between Volcanotectonic Settings, Ore-fluid Compositions, and Epithermal Precious-metal Deposits: Society of Economic Geologists Special Publication 10, 2003, p. 315–343.

Smee, B., 2005, A Review of Quality Control Data from the Kupol Gold Project, Chukotka Autonomous Okrug, Russia, January 2005

Smee, B., 2005, Kupol Project Check Assays, Assayers Canada vs. Kupol Project Laboratory, Memorandum Report, February 26, 2005

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Tsopanov, O.K., 1994: Metallogenic map of Magadan Region and adjacent territories. Russian Federation on Geology and Use of Mineral Resources. (1:8,000,000 Scale Map)

Vartanyan, S.S., Schepotiev, Y.M., Bochek, L.I., Lorents, D.A., Nickolaeva, L.A., Sergievsky, A.P., 2001, Study of the mineralogy and geochemical features of gold mineralization of Kupol ore occurrence, Internal Paper, Moscow.

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23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report, entitled “Kinross Gold Corporation, Kupol Mine, Russian Federation, NI 43-101 Technical Report” is 9 May 2011.

“Signed and sealed”

Robert D. Henderson

Dated:

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